================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                   SCHEDULE TO
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                         U.S. TIMBERLANDS COMPANY, L.P.
                       (Name of Subject Company (issuer))

                 U.S. Timberlands Acquisition Co., LLC - Offeror
            U.S. Timberlands Holdings Group, LLC - Parent of Offeror
             John M. Rudey - Controlling Member of Parent of Offeror
                     (Name of 14d-1 and 13e-3 Filing Persons
            (identifying status as offeror, issuer or other person))

                                  COMMON UNITS
                         (Title of Class of Securities)

                                    902977107
                      (CUSIP Number of Class of Securities)

                                  John M. Rudey
                      Chief Executive Officer and President
                      U.S. Timberlands Holdings Group, LLC
                         625 Madison Avenue, Suite 10-B
                            New York, New York 10022
                            Telephone: (212) 755-1100
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:

                              Martin Nussbaum, Esq.
                            Scott M. Zimmerman, Esq.
                      Swidler Berlin Shereff Friedman, LLP
                              405 Lexington Avenue
                            New York, New York 10174
                            Telephone: (212) 973-0111

                            CALCULATION OF FILING FEE

================================================================================

      Transaction valuation*                      Amount of filing fee
           $24,317,241                                 $2,237.19

================================================================================

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 8,105,747 Common Units, at a price of $3.00 per Common Unit, in cash. Such number of Common Units represents all of the Common Units outstanding as of November 15, 2002, less the Common Units already beneficially owned by the Buyer and its affiliates.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: ______________   Filing Party: ___________________

      Form or Registration No.: ____________   Date Filed: _____________________

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transaction to which the statement relates:

|X|   third-party tender offer subject to Rule 14d-1.

|_|   issuer tender offer subject to Rule 13e-4.

|X|   going-private transaction subject to Rule 13e-3.

|_|   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

================================================================================

      This Tender Offer Statement and Schedule 13e-3 Transaction Statement on Schedule TO ("Schedule TO") is filed by U.S. Timberlands Acquisition Co., LLC, a Delaware limited liability company (the "Buyer") and a wholly-owned subsidiary of U.S. Timberlands Holdings Group, LLC, a Delaware limited liability company ("Holdings"), of which John M. Rudey is the controlling member. Mr. Rudey is also the Chairman of the Board, Chief Executive Officer and the President of U.S. Timberlands Services Company, L.L.C. (the "General Partner"), the general partner of U.S. Timberlands Company, L.P. (the "Company"). This Schedule TO relates to the offer by the Buyer to purchase all of the outstanding common units of the Company (the "Common Units") not owned by Holdings, the Buyer, the General Partner or their affiliates at a purchase price of $3.00 per Common Unit, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 15, 2002 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2) (which together with any amendments or supplements thereto, collectively constitute the "Offer").

      The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all items of this Schedule TO, including without limitation all of the information required by Schedule 13e-3 that is not included in or covered by the items in Schedule TO, except as set forth below.

ITEM 10. FINANCIAL STATEMENTS

      (a) Financial Information. Pursuant to the Instructions to Item 10, financial information is not material.

      (b) Pro Forma Information. Pursuant to the Instructions to Item 10, pro forma information is not material.

ITEM 12. EXHIBITS

99(a)(1)    Offer to Purchase dated November 15, 2002.

99(a)(2)    Letter of Transmittal.

99(a)(3)    Notice of Guaranteed Delivery.

99(a)(4)    Form  of  Letter  to  Brokers,  Dealers,   Commercial  Banks,  Trust
            Companies and Other Nominees.

99(a)(5) Form of Letter to Our Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

99(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

99(a)(7) Text of press release issued by the Company dated October 17, 2002 (incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on October 17, 2002).

99(a)(8)    Letter to Unitholders, dated November 15, 2002, from the Company.

99(a)(9)    Text of press release issued by the Company on November 15, 2002.

99(c)(1) Fairness Opinion of Dresdner Kleinwort Wasserstein, Inc. dated October 16, 2002 (filed as Exhibit A to Offer to Purchase).

99(d)(1) Agreement and Plan of Merger dated October 16, 2002 among the Buyer, Holdings and the Company (filed as Exhibit B to Offer to Purchase).

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2002

                                        U.S. TIMBERLANDS ACQUISITION CO., LLC

                                        By:     /s/ John M. Rudey
                                                ------------------------
                                        Name:   John M. Rudey
                                        Title:  President


                                        U.S. TIMBERLANDS HOLDINGS GROUP, LLC

                                        By:     /s/ John M. Rudey
                                                ----------------------
                                        Name:   John M. Rudey
                                        Title:  President


                                        /s/ John M. Rudey
                                        ----------------------------------
                                        JOHN M. RUDEY


      After due inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement to the extent it constitutes a filing under Rule 13e-3 is true, complete and correct.

Dated: November 15, 2002

                                    U.S. TIMBERLANDS COMPANY, L.P.

                                    By:    U.S. Timberlands Services
                                           Company, L.L.C., its general partner

                                    By:    /s/ John M. Rudey
                                           ----------------------------------
                                    Name:  John M. Rudey
                                    Title: Chief Executive Officer and President

EXHIBIT
NUMBER      EXHIBIT DESCRIPTION
------      -------------------

99(a)(1)    Offer to Purchase dated November 15, 2002.

99(a)(2)    Letter of Transmittal.

99(a)(3)    Notice of Guaranteed Delivery.

99(a)(4)    Form  of  Letter  to  Brokers,  Dealers,   Commercial  Banks,  Trust
            Companies and Other Nominees.

99(a)(5) Form of Letter to Our Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

99(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

99(a)(7) Text of press release issued by the Company dated October 17, 2002 (incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on October 17, 2002 ).

99(a)(8)    Letter to Unitholders, dated November 15, 2002, from the Company.

99(a)(9)    Text of press release issued by the Company on November 15, 2002.

99(c)(1) Fairness Opinion of Dresdner Kleinwort Wasserstein, Inc. dated October 16, 2002 (filed as Exhibit A to Offer to Purchase).

99(d)(1) Agreement and Plan of Merger dated October 16, 2002 among the Buyer, Holdings and the Company (filed as Exhibit B to Offer to Purchase).

                                                                EXHIBIT 99(A)(1)

                           OFFER TO PURCHASE FOR CASH
                          ALL OUTSTANDING COMMON UNITS
                                       OF
                         U.S. TIMBERLANDS COMPANY, L.P.
                                       AT
                            $3.00 NET PER COMMON UNIT
                                       BY
                      U.S. TIMBERLANDS ACQUISITION CO., LLC


--------------------------------------------------------------------------------
         THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
 NEW YORK CITY TIME, ON MONDAY, JANUARY 6, 2003, UNLESS THE OFFER IS EXTENDED.
--------------------------------------------------------------------------------

      This offer to purchase (the "Offer") is being made in connection with the Agreement and Plan of Merger, dated as of October 16, 2002 (the "Merger Agreement"), by and among U.S. Timberlands Holdings Group, LLC ("Holdings"), U.S. Timberlands Acquisition Co., LLC (the "Buyer") and U.S. Timberlands Company, L.P. (the "Company"). The Offer is conditioned upon, among other things:

      o there being validly tendered and not withdrawn prior to the expiration of the Offer at least 3,281,739 common units of the Company (the "Common Units"), which, together with the Common Units currently held by Holdings, the Buyer, the General Partner (as defined below) and their affiliates, represent in excess of 50% of the aggregate outstanding Common Units;

      o the Buyer receiving the financing proceeds contemplated by the financing letter previously received from its affiliate's credit insurer or otherwise obtaining the funds necessary to consummate the Offer and the Merger (as defined below) on terms satisfactory to Holdings and the Buyer; and

      o     the satisfaction of certain other terms and conditions. See "THE
            OFFER: CONDITIONS TO THE OFFER."

      The Board of Directors of U.S. Timberlands Services Company, L.L.C., the general partner of the Company (the "General Partner"), in accordance with the recommendation of a special committee of such board of directors comprised of independent directors (which also acts as the conflicts committee of such board for purposes of the Company's limited partnership agreement), has unanimously:

      o determined that the Merger Agreement and the transactions contemplated by the Merger Agreement are fair and reasonable to, and in the best interests of, its Common Unit holders (other than the Buyer, Holdings, the General Partner and their affiliates);

      o approved and adopted the Merger Agreement and the transactions contemplated thereby;

      o consented to the admission of the Buyer as a limited partner with respect to any Common Units and Subordinated Units acquired in the Offer and the Merger; and

      o recommended that the Common Unit holders tender their Common Units in the Offer and, to the extent applicable, vote in favor of the approval of the Merger Agreement and the Merger.

                                   ----------

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE OFFER, PASSED UPON THE MERITS OR FAIRNESS OF THE OFFER, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   ----------

                                    IMPORTANT

      If you wish to tender all or any portion of your Common Units, you should either:

      o complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal,
            (2) have your signature guaranteed, if required by Instruction 1 to the Letter of Transmittal, (3) mail or deliver the Letter of Transmittal (or a facsimile thereof) and any other required documents to the American Stock Transfer & Trust Company (the "Depositary"), and (4) either deliver the certificates for such Common Units to the Depositary or tender such Common Units pursuant to the procedures for book-entry transfer set forth herein; or

      o request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you (if you have Common Units registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that broker, dealer, commercial bank, trust company or other nominee if you desire to tender such Common Units).

      If you desire to tender your Common Units and certificates representing such Common Units are not immediately available, or if you cannot comply with the procedures for book-entry transfer on a timely basis or deliver all required documents to the Depositary prior to the expiration of the Offer, you may tender your Common Units by following the procedures for guaranteed delivery set forth in "THE OFFER: PROCEDURE FOR TENDERING COMMON UNITS" below.

      A summary of the principal terms of the Offer appears on pages i to iv of this document.

      If you have questions about the Offer and would like to request assistance or obtain additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials, you can contact the Information Agent at the address and telephone number set forth on the back cover of this Offer to Purchase.

      You should read this entire document and the related Letter of Transmittal carefully before deciding whether to tender your Common Units.

      The date of this Offer to Purchase is November 15, 2002.

                    THE INFORMATION AGENT FOR THE OFFER IS:

                                [Logo] Innisfree
                                M&A Incorporated

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

I.    SUMMARY OF THE OFFER ................................................   i
II.   INTRODUCTION ........................................................   1
III.  SPECIAL FACTORS .....................................................   3
      1.   BACKGROUND OF THE OFFER ........................................   3
      2.   PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE OFFER AND
             THE MERGER ...................................................   9
      3.   PLANS FOR THE COMPANY; OTHER MATTERS ...........................  10
      4.   FAIRNESS OF THE TRANSACTION ....................................  11
      5.   OPINION OF FINANCIAL ADVISOR TO THE SPECIAL COMMITTEE ..........  14
      6.   INTERESTS OF CERTAIN PERSONS IN THE OFFER AND THE MERGER .......  20
IV.   THE OFFER ...........................................................  21
      1.   TERMS OF THE OFFER .............................................  21
      2.   ACCEPTANCE FOR PAYMENT AND PAYMENT .............................  22
      3.   PROCEDURE FOR TENDERING COMMON UNITS ...........................  23
      4.   WITHDRAWAL RIGHTS ..............................................  25
      5.   CERTAIN FEDERAL INCOME TAX MATTERS .............................  26
      6.   PRICE RANGE OF THE COMMON UNITS; DISTRIBUTIONS
             ON THE COMMON UNITS ..........................................  28
      7.   EFFECT OF THE OFFER ON THE MARKET FOR THE COMMON UNITS; NASDAQ
             QUOTATION; EXCHANGE ACT REGISTRATION; MARGIN REGULATIONS .....  29
      8.   CERTAIN INFORMATION CONCERNING THE COMPANY .....................  30
      9.   CERTAIN INFORMATION CONCERNING HOLDINGS AND THE BUYER ..........  33
      10.  THE MERGER AGREEMENT ...........................................  33
      11.  SOURCE AND AMOUNT OF FUNDS .....................................  38
      12.  DIVIDENDS AND DISTRIBUTIONS ....................................  38
      13.  CONDITIONS TO THE OFFER ........................................  38
      14.  CERTAIN LEGAL MATTERS ..........................................  40
      15.  FEES AND EXPENSES ..............................................  42
      16.  MISCELLANEOUS ..................................................  43
SCHEDULE I--INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS OF
            HOLDINGS, THE BUYER, AND THE GENERAL PARTNER .................. I-1
EXHIBIT A--Fairness Opinion of Dresdner Kleinwort Wasserstein, Inc.,
           dated October 16, 2002
EXHIBIT B--Agreement and Plan of Merger, dated as of October 16, 2002, by and between the Buyer, Holdings and the Company

                             I. SUMMARY OF THE OFFER

      U.S. Timberlands Acquisition Co., LLC is offering to purchase all of the outstanding Common Units of U.S. Timberlands Company, L.P. (other than Common Units held by Holdings, the General Partner or us or their or our affiliates) for $3.00 per Common Unit in cash. When this document mentions the "Company," it is referring to U.S. Timberlands Company, L.P., and when it mentions the "Offer," it is referring to our offer to purchase all of the outstanding Common Units of the Company (other than Common Units held by Holdings, the General Partner or us or their or our affiliates). The following are some of the questions you, as a Common Unit holder of the Company, may have regarding the Offer, and answers to those questions. We urge you to carefully read the remainder of this Offer to Purchase, the exhibits and the accompanying Letter of Transmittal, because they contain additional important information not contained in this summary.

Who is offering to buy my securities?

      Our name is U.S. Timberlands Acquisition Co., LLC, and when this document mentions the "Buyer," it is referring to us. We are a Delaware limited liability company formed for the purpose of making the Offer. We are a wholly-owned subsidiary of U.S. Timberlands Holdings Group, LLC, a Delaware limited liability company, of which John M. Rudey is the controlling member. When this document mentions "Holdings," it is referring to U.S. Timberlands Holdings Group, LLC. Mr. Rudey is also the Chairman of the Board, Chief Executive Officer and President of U.S. Timberlands Services Company, L.L.C., the Company's general partner. When this document mentions the "General Partner" it is referring to U.S. Timberlands Services Company, L.L.C. See "THE OFFER: CERTAIN INFORMATION CONCERNING HOLDINGS AND THE BUYER" below.

      We are making this Offer pursuant to an Agreement and Plan of Merger, dated as of October 16, 2002, to which we, Holdings and the Company are parties. The Offer is the first step in our plan to acquire the Company. The second step is a merger in which we will be merged into the Company and the Company will become a wholly-owned subsidiary of Holdings.

What are the classes and amounts of securities sought in the Offer?

      We are seeking to purchase all of the outstanding Common Units of the Company that are not currently owned by Holdings, the General Partner or us or their or our affiliates.

How much are you offering to pay for my securities and what is the form of payment?

      We are offering to pay $3.00 per Common Unit, net to the seller in cash, less any required withholding taxes, and without the payment of interest. If you own your Common Units through a broker or other nominee and your broker tenders your units on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. We will not be obligated to pay for or reimburse you for such broker or nominee charges. See "INTRODUCTION" below. In addition, if you do not complete and sign the Substitute Form W-9 included in the Letter of Transmittal, you may be subject to required backup federal income tax withholding. See Instruction 10 to the Letter of Transmittal.

What is the purpose of the Offer?

      The purpose of the Offer is to enable Holdings to acquire control of, and, ultimately, the entire equity interest in, the Company. As soon as practicable after the completion of the Offer and the satisfaction or waiver of all conditions, we will merge with and into the Company. At the effective time of the merger (which we sometimes refer to in this document as the "Merger"), each Common Unit then outstanding (other than Common Units held by us or our affiliates) will be automatically converted into the right to receive $3.00 in cash, less any required withholding taxes, and without the payment of interest. See "SPECIAL FACTORS: BACKGROUND OF THE OFFER" for more detailed information.

Has the Company approved this Offer?

      The Offer and the Merger have been approved by the Board of Directors of the General Partner, upon the recommendation of a special committee comprised of its independent directors (which also acts as the conflicts committee of the general partner's Board of Directors for purposes of the Company's Limited Partnership Agreement and which we sometimes refer to in this document as the "Special Committee").

Is the Buyer's financial condition relevant to my decision to tender in the Offer?

      We do not think our financial condition is relevant to your decision whether to tender Common Units and accept the Offer because: (1) the Offer is being made solely for cash, and, if the conditions to closing are met, no Common Unit holders of the Company will remain Common Unit holders following the Merger (see "THE OFFER: ACCEPTANCE FOR PAYMENT AND PAYMENT" below); (2) funds for the Offer are being provided from a credit facility of one of our affiliates described in "THE OFFER: SOURCE AND AMOUNT OF FUNDS" below, and our financial condition as the offeror is not relevant to the consummation of that loan; and
(3) as a newly formed company, we have no prior operating history, and no assets and no source of funds except for the funds being provided under such credit facility. See "THE OFFER: SOURCE AND AMOUNT OF FUNDS" below.

What are the conditions to your completing the Tender Offer?

      We are not required to complete the Offer unless: (1) at least 3,281,739 Common Units are tendered; (2) there is no breach of any representation or warranty made in the Agreement and Plan of Merger among us, Holdings and the Company which would result in a material adverse change to the Company or its business; (3) we receive federal antitrust clearance for the acquisition; and
(4) we receive the funds necessary to consummate the Offer and the Merger. The Offer is also subject to a number of other conditions. See "THE OFFER:
CONDITIONS TO THE OFFER" below.

How long do I have to decide whether to tender in the Offer?

      You will have at least until 12:00 midnight, New York City time, on January 6, 2003, or such longer period as required by law, to decide whether you would like to tender your Common Units in the Offer. If you cannot deliver everything that is required to make a valid tender by that time, you may be able to use a guaranteed delivery procedure. See "THE OFFER: PROCEDURE FOR TENDERING COMMON UNITS" below.

Can the Offer be extended and under what circumstances?

      We have the right to extend the Offer if the conditions to the Offer are not met by January 6, 2003. If we extend the Offer because such conditions were not met, we may not accept or pay for any Common Units until the Offer, as extended, expires. If there will be an extension, we will make a public announcement by 9:00 a.m., New York City time, on the next business day following the scheduled expiration date of the Offer. See "THE OFFER: ACCEPTANCE FOR PAYMENT AND PAYMENT" below.

How do I tender my Common Units?

      If you wish to accept the Offer, you must do the following:

      o If you are a record holder (that is, if a Common Unit certificate has been issued to you), you must complete and sign the enclosed Letter of Transmittal and send it with your Common Unit certificate to the Depositary for the Offer, or follow the procedures described in the Offer for book-entry transfer. These materials must reach the Depositary before the Offer expires. Detailed instructions are contained in the Letter of Transmittal and in "THE OFFER: PROCEDURE FOR TENDERING COMMON UNITS" below.

      o If you are a record holder, but your Common Unit certificate is not available or you cannot deliver it to the Depositary before the Offer expires, you may be able to tender your Common Units using the enclosed Notice of Guaranteed Delivery, described in "THE OFFER:
            PROCEDURE FOR TENDERING COMMON UNITS" below. Please call our information agent, Innisfree M&A Incorporated, at (888) 750-5834 for assistance.

      o If you hold your Common Units through a broker or bank, you should contact your broker or bank and give instructions that your Common Units be tendered.

When will I get paid if I tender my Common Units?

      If all of the conditions of the Offer are satisfied or waived and your Common Units are accepted for payment, we will pay you for your Common Units promptly after the expiration of the Offer. See "THE OFFER: ACCEPTANCE FOR PAYMENT AND PAYMENT" below.

Do I have withdrawal rights?

      If, after tendering your Common Units in the Offer, you decide that you do NOT want to accept the Offer, you can withdraw your Common Units by so instructing the Depositary for the Offer before the Offer expires. If you tendered by giving instructions to a broker or bank, you must instruct the broker or bank to arrange for the withdrawal of your Common Units. See "THE
OFFER: WITHDRAWAL RIGHTS" below.

Will I have withdrawal rights if the offering period is extended?

      If we extend the Offer because a condition has not been met, you will have withdrawal rights during the extension.

What are my appraisal rights?

      You do not have appraisal rights under the Company's Limited Partnership Agreement or Delaware law. See "SPECIAL FACTORS: PLANS FOR THE COMPANY; OTHER MATTERS" below.

What is the market value of my Common Units as of a recent date?

      On October 16, 2002, the last full trading day before we announced our proposal to make the Offer, the closing price of the Common Units reported on the Nasdaq National Market was $0.74. On November 14, 2002, the last full trading day before the date of the commencement of the Offer (which was after the announcement that the Offer would proceed), the closing price of the Common Units reported on the Nasdaq National Market was $2.71. We advise you to obtain a recent quotation for Common Units in deciding whether to tender your Common Units.

What will happen after the expiration date of the Offer?

      If fewer than 3,281,739 Common Units are validly tendered and not withdrawn in the Offer, we are not obligated to purchase Common Units pursuant to the Offer and may terminate the Offer, in which case the Common Units will remain outstanding.

      If 3,281,739 or more Common Units are validly tendered and not withdrawn in the Offer, and all the other conditions to the Offer are satisfied or waived by us, then we will purchase all validly tendered Common Units pursuant to the terms and conditions of the Offer and will move forward with our plans to effect the Merger.

      Even if the Merger is not consummated, the purchase of the Common Units will reduce the number of the Common Units that might otherwise trade publicly and may reduce the number of holders of the Common Units which could adversely affect the liquidity and market value of the remaining Common Units held by the public. In addition, we, along with Holdings, the General Partner and their and our affiliates will own a majority of the Common Units and will have the ability to control the Company. See "THE OFFER: EFFECT OF THE OFFER ON THE MARKET FOR THE COMMON UNITS; NASDAQ QUOTATION; EXCHANGE ACT REGISTRATION; MARGIN
REGULATIONS" for additional information about the effect of the Offer on your Common Units.

Who is responsible for the payment of taxes and brokerage fees?

      Holders of record who tender Common Units directly will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of the Common Units by us pursuant to the Offer. However, any tendering holder or other payee who fails to complete and sign the Substitute Form W-9 included in the Letter of Transmittal may be subject to backup federal income tax withholding of 31% of the gross proceeds (plus the amount of Company liabilities) payable to such holder or other payee pursuant to the Offer or the Merger. See "THE OFFER:
CERTAIN FEDERAL INCOME TAX MATTERS" for more information. Holders who hold their Common Units through a broker, dealer, commercial bank, trust company or other nominee should check with such institution as to whether they charge any service fees.

What are the principal United States federal income tax consequences of tendering my Common Units?

      Your sale of Common Units pursuant to this Offer is a taxable event for United States federal income tax purposes and, in all likelihood, for state and local income tax purposes. To the extent that the proceeds that you receive from the sale of your Common Units pursuant to the Offer exceed your basis in the Common Units sold, you will realize a gain. If your basis in the Common Units sold exceeds the proceeds you receive pursuant to the sale, you will realize a loss. The deductibility of capital losses is subject to certain limitations. Because tax matters are complicated, we strongly urge you to contact your tax advisor to determine the particular tax consequences of the Offer to you. See "THE OFFER: CERTAIN FEDERAL INCOME TAX MATTERS."

How can I get further information?

      If you have any questions, you can call Innisfree M&A Incorporated, the information agent for the Offer, at (888) 750-5834.

To the Holders of Common Units of U.S. Timberlands Company, L.P.:

                                II. INTRODUCTION

      U.S. Timberlands Acquisition Co., LLC, a Delaware limited liability company (the "Buyer"), and a wholly-owned subsidiary of U.S. Timberlands Holdings Group, LLC, a Delaware limited liability company ("Holdings"), hereby offers to purchase all of the outstanding common units (the "Common Units") of U.S. Timberlands Company, L.P., a Delaware limited partnership (the "Company"), other than Common Units owned by Holdings, the Buyer, the General Partner (as defined below) or their affiliates, at a price of $3.00 per Common Unit (the "Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer"). The Offer is being made in connection with an Agreement and Plan of Merger, dated as of October 16, 2002, by and among the Buyer, Holdings and the Company, pursuant to which the Buyer will be merged with and into the Company.

      Tendering Common Unit holders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the sale of Common Units pursuant to the Offer, unless, in the case of Common Unit holders which hold Common Units through a broker, dealer, commercial bank, trust company or other nominee, such institution imposes a charge for tendering the Common Units owned by such Common Unit holder. The Buyer will pay all fees and reasonable out-of-pocket expenses of American Stock Transfer & Trust Company, which is acting as the Depositary (the "Depositary"), and Innisfree M&A Incorporated, which is acting as the Information Agent (the "Information Agent"), incurred in connection with the Offer. See "THE OFFER: FEES AND EXPENSES" below.

      THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER AT LEAST 3,281,739 COMMON UNITS, WHICH CONSTITUTES APPROXIMATELY 34% OF THE OUTSTANDING COMMON UNITS, AND WHICH, TOGETHER WITH THE 1,542,270 COMMON UNITS PRESENTLY OWNED BY HOLDINGS, THE BUYER, THE GENERAL PARTNER AND THEIR AFFILIATES, CONSTITUTES IN EXCESS OF 50% OF THE OUTSTANDING COMMON UNITS (THE "MINIMUM CONDITION").

      According to the Company, as of October 16, 2002, 9,648,017 Common Units were outstanding and 684,007 additional Common Units were reserved for issuance under the Company's Long Term Incentive Plan.

      The purpose of the Offer is to enable Holdings to acquire control of, and, ultimately, the entire equity interest in, the Company. The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 16, 2002 (the "Merger Agreement"), by and among Holdings, the Buyer and the Company. Pursuant to the Merger Agreement, the Delaware Revised Uniform Limited Partnership Act ("DRULPA") and the Delaware Limited Liability Company Act, as soon as practicable after the completion of the Offer and satisfaction or waiver, if permissible, of all conditions, the Buyer will be merged with and into the Company (the "Merger"), and the Company will be the surviving entity in the Merger (the "Surviving Company"). At the effective time of the Merger (the "Effective Time of the Merger"), each Common Unit and Subordinated Unit then outstanding (other than Common Units or Subordinated Units held by Holdings, the Buyer, the General Partner and their affiliates) will be converted into the right to receive $3.00 in cash, less any required withholding taxes, and without payment of interest (the "Merger Consideration"). The Merger Agreement is more fully described in "THE OFFER: THE MERGER AGREEMENT" below.

      John M. Rudey owns a controlling interest in the Buyer. In addition, he is the Chairman of the Board, Chief Executive Officer and President of U.S. Timberlands Services Company, L.L.C. (the "General Partner"), the general partner of the Company. By virtue of his relationship with the Buyer, Mr. Rudey will become, indirectly, the beneficial owner of all Common Units acquired by the Buyer through the Offer. The Board of Directors of the General Partner (the "Board") appointed a special committee of independent directors (the "Special Committee"), which also acts as the Conflicts Committee of the Board of Directors of the General Partner for purposes of the Company's Amended and Restated Limited Partnership Agreement (the "Limited Partnership Agreement"), to consider the Buyer's proposal to make the Offer and effect the Merger. See "SPECIAL FACTORS: BACKGROUND OF THE OFFER" below.

      After receiving the report of the Special Committee, the Company's Board has:

      o unanimously approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger;

      o determined that the Merger Agreement and the transactions contemplated by the Merger Agreement are fair and reasonable to, and in the best interests of, the holders of Common Units (other than the Buyer, Holdings, the General Partner and their affiliates);

      o consented to the admission of the Buyer as a limited partner with respect to any Common Units and Subordinated Units acquired in the Offer and the Merger; and

      o unanimously recommended that the Company's Common Unit holders tender their Common Units in the Offer and, to the extent applicable, vote in favor of the approval of the Merger Agreement and the Merger.

      Dresdner Kleinwort Wasserstein, Inc. ("DrKW") has delivered to the Special Committee its opinion, dated as of October 16, 2002 (the "Fairness Opinion"), to the effect that, based on and subject to the various assumptions and limitations set forth therein, as of such date, the consideration to be received by the holders of Common Units other than Holdings, the Buyer, the General Partner, and each affiliate of the foregoing (including Mr. Rudey and the other officers and directors of the General Partner who have formed Holdings and the Buyer), pursuant to the Offer and the Merger, taken together, was fair from a financial point of view to such holders. The full text of the Fairness Opinion is attached as Exhibit A hereto. Holders of Common Units are urged to, and should, read the Fairness Opinion carefully in its entirety.

      Consummation of the Merger is conditioned upon, among other things, the approval and adoption by the requisite vote of Common Unit holders and Subordinated Unit holders of the Company of the Merger Agreement, if required by applicable law and the Limited Partnership Agreement. See "SPECIAL FACTORS:
PLANS FOR THE COMPANY; OTHER MATTERS" below. Under the DRULPA and pursuant to the Limited Partnership Agreement, the affirmative vote of the holders of a majority of the outstanding Common Units and the Subordinated Units, each voting separately as a class, is the only vote of any class or series of the Company's equity securities that is required to approve the Merger Agreement and the Merger. Certain affiliates of the Buyer own a majority of the issued and outstanding Subordinated Units, and, assuming that the Minimum Condition is met and that the Offer is consummated, Holdings, the Buyer, the General Partner and their affiliates will own a majority of the issued and outstanding Common Units. See "SPECIAL FACTORS: PLANS FOR THE COMPANY; OTHER MATTERS" below. Accordingly, assuming that the Minimum Condition is met and the Offer is consummated, the Merger will be approved by at least a majority of the Common Unit holders and the Subordinated Unit holders, each voting as a separate class.

      THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND YOU SHOULD READ THEM IN THEIR ENTIRETY BEFORE YOU MAKE A DECISION WITH RESPECT TO THE OFFER.

                              III. SPECIAL FACTORS

1. BACKGROUND OF THE OFFER

      The Board has from time to time evaluated various alternatives for the Company to enhance unitholder value, including strategic acquisitions and alliances and operating, administrative and financial measures. In particular, the Board has focused on alternatives that would provide a more reliable distribution stream to the Company's unitholders because (1) the Company's ability to pay cash distributions is constrained by harvesting restrictions imposed upon the Company's subsidiary, U.S. Timberlands Klamath Falls, L.L.C. ("Klamath Falls"), pursuant to the indenture governing its publicly-traded bonds and (2) the lack of cash distributions, coupled with the Company's status as a pass-through entity for federal income tax purposes, creates the risk that the Company's unitholders might receive phantom income as a result of gains realized upon the sale of property, given that the cash proceeds from such sales cannot be distributed. The General Partner's senior management and the Board periodically have discussed these efforts with Mr. Rudey. As part of these efforts, senior management and Mr. Rudey came to the conclusion that the Company and its unitholders would be best served if the Company were a private entity in order to afford management greater flexibility in managing the timber assets of the Company and to address the unitholders' desire for a reliable distribution stream. On November 2, 2000, the Company publicly announced that a group led by Mr. Rudey and senior management of the General Partner (the "Investor Group") had begun the process of exploring the possibility of taking the Company private.

      At the November 9, 2000 meeting of the Board, the Board discussed the initiative to take the Company private. At the meeting, representatives of the Company's corporate counsel, Swidler Berlin Shereff Friedman, LLP ("Swidler
Berlin"), discussed the potential going-private transaction, and the Board unanimously approved the establishment of a special committee of independent directors (the "Special Committee"), consisting of Alan B. Abramson, as chairman, and William W. Wyman. The Board gave the Special Committee the authority to determine the advisability of any proposal made by management to acquire all or any substantial interest in the Company, to make recommendations to the Board regarding any such proposal, to determine if any such proposal is fair to, and in the best interests of, the holders of Common Units other than the Buyer, Holdings, the General Partner and their affiliates (the "Limited Partners"), to review and negotiate the terms of any such proposal, to engage legal and financial advisors to assist the Special Committee in evaluating any such proposal and to take such other actions as the Special Committee deemed necessary, appropriate or desirable. The Company publicly announced the formation of the Special Committee on November 9, 2000.

      On December 6, 2000, the Special Committee met and interviewed various law firms to represent the Special Committee. At the December 7, 2000 meeting of the Special Committee, the Special Committee determined to retain Richards, Layton & Finger, P.A. ("Richards, Layton & Finger"), as counsel to the Special Committee.

      On December 22, 2000, the Company publicly announced its anticipated sales and EBITDDA figures for 2000 and that it expected to pay the 4th quarter distribution to unitholders in mid-February 2001.

      At the January 16, 2001 meeting of the Special Committee, the Special Committee interviewed various financial institutions to act as financial advisors to the Special Committee. During January 2001, the Special Committee held four additional meetings in which the Special Committee discussed the potential engagement of DrKW as the Special Committee's financial advisor, and the Special Committee together with representatives of Richards, Layton & Finger negotiated the terms of the potential engagement of DrKW. At the January 24, 2001 meeting of the Special Committee, the Special Committee determined to delay signing an engagement letter with DrKW as management had not yet submitted any written acquisition proposal.

      On January 25, 2001, the Company publicly announced its cash flow and operating results for the quarter and year ended December 31, 2000 and the quarterly cash distribution for unitholders.

      During January through May 10, 2001, representatives of Richards, Layton & Finger spoke with representatives of Swidler Berlin and with the members of the Special Committee periodically to discuss when a potential written management acquisition proposal might be submitted.

      On February 6, 2001, 1,070,530 of the Company's Subordinated Units converted into an equal number of the Company's Common Units in accordance with the terms of the Limited Partnership Agreement. The Company publicly announced the conversion on February 8, 2001.

      On February 28, 2001, the Company publicly announced an adjustment to its cash flow and operating results for the year 2000, resulting in cash flow for the year ended December 31, 2000 as measured by EBITDDA being reduced by $0.7 million from $49.8 million to $49.1 million (and from $3.80 to $3.74 per unit) and its reported loss being increased from $3.5 million to $4.2 million (and from $0.27 to $0.33 per unit).

      On May 10, 2001, Holdings sent a letter to the Special Committee indicating its interest in acquiring the outstanding Common Units through a tender offer for 32% of the outstanding Common Units not held by the Investor Group or its affiliates for $7.75 per unit in cash and the acquisition of the remaining 68% for 9.625% seven year unsecured senior subordinated promissory notes of the Company in the principal amount of $7.75 per unit through a second-step merger. The letter stated that Holdings had received an oral commitment from a major financial institution for sufficient financing for the transaction and anticipated receiving a written commitment for the financing shortly. The letter stated that the transaction would be subject to the conclusion of the financing transaction for which Holdings had received the oral commitment and the dismissal or satisfactory settlement of outstanding class action litigation brought in connection with the proposed acquisition. The letter also indicated that Holdings is controlled by members of the General Partner's management.

      On May 10, 2001, the Company publicly announced the receipt of the letter from Holdings and also cash flow and operating results for the quarter ended March 31, 2001, and that due to the conditions in the timber market, the quarterly distributions to unitholders had been suspended indefinitely.

      On May 11 and May 22, 2001, the Special Committee met with representatives of Richards, Layton & Finger to consider and discuss the letter received from Holdings and the potential retention of DrKW.

      On May 24, 2001, representatives of Richards, Layton & Finger spoke with representatives of Swidler Berlin about the May 10, 2001 letter from Holdings, including the financing for the transaction contemplated by the letter.

      On June 5, 2001, at the request of Holdings, the Special Committee and representatives of Richards, Layton & Finger met at the executive offices of the Company in New York City with Mr. Rudey, Thomas C. Ludlow, the Chief Financial Officer of the General Partner, George R. Hornig, a member of the Board and the Investor Group, and representatives of Swidler Berlin. During this meeting, Messrs. Rudey and Ludlow explained the rationale for the value implied by Holdings' May 10, 2001 letter and discussed the promissory notes referenced in the letter, the ability of the Company to pay distributions to its unitholders, particularly in light of the harvesting and financial ratio limitations set forth in the indenture of Klamath Falls, and other challenges the Company was facing, including the decline in log prices, and log imports and exports.

      On June 7, 2001, the Special Committee formally engaged DrKW to act as its financial advisor. On that same day, the Company publicly announced the engagement of DrKW and Richards, Layton & Finger as financial advisor and counsel, respectively, to the Special Committee.

      On June 18, 2001, the Company publicly announced that the Investor Group had received a written commitment for its acquisition financing and that the Investor Group could make open market purchases of units until the commencement of any tender offer.

      On June 22, 2001, Mr. Abramson, and representatives of DrKW and Richards, Layton & Finger, met at the executive offices of the Company with Messrs. Rudey, Ludlow and Hornig and representatives of Swidler Berlin. At the meeting, the history and capital structure of the Company, the May 10, 2001 letter from Holdings, the financing arrangements contemplated by the letter and the challenges facing the Company, including the ability of the Company to make distributions to unitholders in light of the Klamath Falls indenture (the "Klamath Falls Indenture") restrictions and the decline in log prices, were discussed.

      On July 9 and 10, 2001, representatives of DrKW and Richards, Layton & Finger conducted due diligence meetings at the operational headquarters of the Company in Klamath Falls, Oregon with Mr. Ludlow and Martin Lugus, the Vice President of Timberland Operations of the General Partner.

      During the week of July 9, 2001, DrKW received additional due diligence items from the Company.

      On July 11, 2001, a major financial institution sent a letter to the Investor Group indicating its willingness to provide financing, in the form of a revolving commercial paper facility, to take the Company private subject to, among other things, satisfactory due diligence, credit approval by such financial institution and the negotiation of definitive documentation. The letter provided that it was not an offer or commitment by such financial institution to extend credit. The Investor Group executed the July 11, 2001 letter from such financial institution on July 16 and forwarded it to Richards, Layton & Finger on July 24.

      On July 18, 2001, the Special Committee met with representatives of DrKW and Richards, Layton & Finger. At the meeting, the due diligence process conducted to date, the current capital structure of the Company, the potential post-transaction capital structure of the Company and its affiliates, the debt covenants contained in the bond indenture of Klamath Falls, the Company's ability to pay interest on the promissory notes contemplated by the May 10, 2001 letter from Holdings and the potential trading market for the promissory notes were discussed.

      On July 26, 2001 and August 1, 2001, representatives of Richards, Layton & Finger spoke with representatives of Swidler Berlin to discuss the status of the proposed refinancing (the "Yakima Refinancing") of the credit facility of U.S. Timberlands Yakima, LLC ("Yakima"), an entity that is owned 49% by the Company and 51% by affiliates of the Investor Group. Representatives of Swidler Berlin indicated that, given the Company's limited management resources, it desired to consummate the Yakima Refinancing before returning its focus to discussions with the Special Committee regarding a going-private transaction, and that the Company believed that the Yakima Refinancing would be consummated shortly.

      On August 2, 2001, the Special Committee met with representatives of DrKW and Richards, Layton & Finger at the offices of DrKW in New York City. At the meeting, representatives of DrKW discussed the capital structure and performance of the Company, the ability of the Company to pay distributions on its Common Units, the transactions contemplated by the May 10, 2001 letter from Holdings (including the terms of, and the Company's ability to pay interest on, the promissory notes referred to in the letter, as well as the potential market for the notes after consummation of a transaction) and the Klamath Falls Indenture restrictions.

      On August 9, 2001, representatives of DrKW met with Mr. Hornig. During the meeting, the Company's ability to pay interest on the promissory notes the Company's unitholders would receive upon consummation of a transaction was discussed.

      On August 13, 2001, Mr. Rudey informed Mr. Abramson again of the Company's need to focus all of its efforts on completing the Yakima Refinancing and, accordingly, to delay substantive discussions with respect to the potential going private transaction until after consummation of the Yakima Refinancing.

      On August 17, 2001, the Special Committee met with representatives of Richards, Layton & Finger to discuss the status of negotiations with the Investor Group.

      On August 17, 2001, the Company publicly announced its cash flow and operating results for the quarter ended June 30, 2001.

      On September 14, 2001, the Yakima Refinancing was consummated.

      On October 3, 2001, the Special Committee, and representatives of DrKW and Richards, Layton & Finger, met with Messrs. Rudey, Ludlow and Hornig and representatives of Swidler Berlin at Swidler Berlin's offices in New York City. The meeting had originally been scheduled for September 14, 2001, but had been postponed due to the events of September 11, 2001. At the meeting, management of the Company explained the Yakima Refinancing (and the resources that were necessary to be dedicated to the project). Management discussed the performance of the Company during the 2001 harvesting season. Management also discussed long-term trends in the timber industry and the working capital facility that the Company had previously obtained from Mr. Rudey and the likely inability of the Company to obtain any similar facility from a third party on as favorable terms. The Special Committee discussed certain issues relating to the May 10, 2001 letter from Holdings. These issues included: (i) the Company's ability to service the interest payments on any promissory notes delivered to unitholders in any transaction; (ii) the low percentage of cash in the overall mix of consideration set forth in the May 10, 2001 letter from Holdings; (iii) the relative ability of the acquiror to distribute cash to its equity holders after merely making a single year's interest payment on the promissory notes; and (iv) the loss of the unitholders' ability to participate in any upside in the Company's prospects, while nonetheless being subject to risks relating to the Company's performance as a noteholder. Management indicated that it would respond to these issues once it had the opportunity to deliver all further due diligence materials requested by DrKW and to discuss such materials with them. Management also indicated that it would be reformulating its going private proposal.

      On November 8, 2001, Holdings sent a letter to the Special Committee indicating its interest in acquiring the outstanding Common Units through a tender offer for 50% of the outstanding Common Units not held by the Investor Group or its affiliates for $3.75 per unit in cash and the acquisition of the remaining 50% for 7.0% seven year unsecured senior subordinated promissory notes of the Company in the principal amount of $3.75 per unit through a second-step merger. The letter stated that Holdings had received a commitment from a major financial institution for sufficient financing to complete the transaction. The letter stated that the transaction would be subject to dismissal or settlement of outstanding class action litigation. On November 8, 2001, the Company publicly announced the receipt of the letter from Holdings.

      On November 19, 2001, the Board approved the status of the Special Committee as the conflicts committee of the General Partner and resolved that any action taken by the Special Committee would constitute action both as the Special Committee and as the conflicts committee of the General Partner.

      On November 19, 2001, the Company publicly announced its cash flow and operating results for the quarter ended September 30, 2001.

      On November 20, 2001, the Special Committee met with representatives of DrKW and Richards, Layton & Finger to discuss the November 8, 2001 letter from Holdings.

      On November 30, 2001, the Special Committee met with representatives of DrKW and Richards, Layton & Finger at the offices of DrKW to consider the November 8, 2001 letter from Holdings further. Messrs. Rudey, Ludlow and Hornig as well as representatives of Swidler Berlin participated in a portion of the meeting to make a presentation to the Special Committee. During this presentation, Messrs. Rudey, Ludlow and Hornig explained the November 8, 2001 letter and the transactions contemplated by the letter.

      On January 29, 2002, the Special Committee met with representatives of DrKW and Richards, Layton & Finger to further discuss the November 8, 2001 letter from Holdings, the meeting with management on November 30, 2001 and the Special Committee's potential responses.

      On February 4, 2002, the Special Committee, and representatives of DrKW and Richards, Layton & Finger met with Messrs. Rudey, Ludlow and Hornig and representatives of Swidler Berlin at the offices of DrKW to further discuss the November 8, 2001 letter from Holdings.

      On February 7, 2002, DrKW delivered to Swidler Berlin a summary of potential terms for a transaction. On February 15, 2002, Swidler Berlin delivered a response to the February 7th summary.

      On February 26, 2002, DrKW responded with comments on a number of the concepts set forth in the February 15 communication. These comments related to the Special Committee's ability to negotiate with other potential third-party bidders after execution of an acquisition agreement, the extent to which a working capital facility would be needed for the Klamath and Yakima operations after consummation of a transaction, a sinking fund for promissory notes delivered to unitholders in any transaction and the ability of the Company to engage in transactions with affiliates after closing.

      On March 8, 2002, Swidler Berlin sent a letter to DrKW indicating Holdings' disagreement with each of the issues raised in the February 26th response.

      On March 25, 2002, Holdings indicated to the Special Committee and its legal and financial advisors that, in response to the valuation concerns expressed by the Special Committee and its legal and financial advisors and to the restrictive covenants being sought by the Special Committee and its legal and financial advisors in connection with any promissory notes delivered to unitholders in connection with a transaction, Holdings would be willing to consider a transaction in which holders of outstanding Common Units would receive solely cash consideration.

      On March 26, 2002, the Company publicly announced its cash flow and operating results for the quarter and year ended December 31, 2001.

      On April 16, 2002, the Special Committee met with representatives of DrKW and Richards, Layton & Finger at the offices of DrKW. During this meeting, the potential for an all-cash offer was discussed. After the meeting, representatives of DrKW and Richards, Layton & Finger communicated to Mr. Hornig and representatives of Swidler Berlin that any cash offer should afford the Special Committee with the authority to pursue any superior offers that may be submitted after announcement of any acquisition agreement. The Special Committee's representatives also stated that written evidence of financing would need to be in place before any such deal would be approved by the Special Committee.

      On April 23, 2002, Holdings delivered a letter to the Special Committee and its legal and financial advisors which contemplated an acquisition of all the outstanding common limited partnership interests not held by the Investor Group or its affiliates for $2.75 in cash. The letter stated Holdings had received confirmation from a major financial institution that it would provide sufficient financing to complete the transaction, subject to the preparation of documentation and review of appraised timber values. On April 23, 2002, the Company publicly announced the receipt of the letter from Holdings.

      On April 29, 2002, representatives of DrKW and Richards, Layton & Finger spoke with Mr. Hornig and representatives of Swidler Berlin and again communicated that the Special Committee would require written evidence of Holdings' financing before entering into any acquisition agreement.

      On May 16, 2002, Swidler Berlin delivered a draft merger agreement to the Special Committee and Richards, Layton & Finger.

      On May 20, 2002, the Company publicly announced its cash flow operating results for the quarter ended March 31, 2002.

      On May 24, 2002, Richards, Layton & Finger, on behalf of the Special Committee, delivered comments on the draft merger agreement to Swidler Berlin.

      On  June  3  and  June  18,   2002,   the  Special   Committee   met  with
representatives  of  Richards,   Layton  &  Finger  to  discuss  the  status  of
negotiations with Holdings and Holdings' financing.

      On June 20, 2002, the Special Committee met with representatives of DrKW and Richards, Layton & Finger to discuss the status of negotiations, Holdings' financing and a potential time frame for concluding the Special Committee process.

      On June 21, 2002, representatives of Richards, Layton & Finger spoke with representatives of Swidler Berlin to discuss a potential time frame for concluding the Special Committee process.

      On July 1, 2002, Mr. Wyman spoke with Mr. Rudey regarding a potential time frame for concluding the Special Committee process.

      On July 29, 2002, Richards, Layton & Finger spoke with Swidler Berlin regarding the status of Holdings' financing.

      On July 30, 2002, Mr. Rudey spoke with Mr. Abramson regarding the status of Holdings' financing.

      On August 1, 2002, Swidler Berlin forwarded to the Special Committee and its representatives a letter from Yakima's credit insurer to Mr. Rudey indicating its approval of an amendment to the Yakima indenture dated September 14, 2001 to increase the funds available for a tender offer by $12,000,000 to allow for an all-cash transaction. The letter stated that the amendment was subject to, among other things, the occurrence of no material adverse change in Yakima prior to closing and the closing occurring by December 31, 2002 (which date was later extended to March 31, 2003).

      On August 2, 2002, Swidler Berlin delivered a revised draft merger agreement to Richards, Layton & Finger.

      On August 9, 2002, Richards, Layton & Finger, on behalf of the Special Committee, delivered comments on the revised draft merger agreement to Swidler Berlin.

      On August 14, 2002, the Company publicly announced its cash flow and operating results for the quarter ended June 30, 2002.

      On August 14 and 15, 2002, representatives of DrKW and Richards, Layton & Finger spoke with each of the members of the Special Committee regarding the potential transaction in light of the letter from Yakima's credit insurer. On August 15, 2002, representatives of Richards, Layton & Finger spoke with representatives of Swidler Berlin regarding certain issues that remained to be resolved under the draft merger agreement.

      On August 23, 2002, representatives of DrKW and Richards, Layton & Finger spoke with representatives of Swidler Berlin and Mr. Hornig regarding certain valuation issues, certain issues remaining outstanding under the draft merger agreement and the status of pending litigation.

      On September 18, 2002, representatives of Richards, Layton & Finger spoke with representatives of Swidler Berlin regarding certain issues remaining outstanding under the draft merger agreement and the status of pending litigation.

      On October 2, 2002, representatives of DrKW and Richards, Layton & Finger spoke with representatives of Swidler Berlin regarding certain issues remaining outstanding under the draft merger agreement and the status of pending litigation.

      On October 3, 2002, representatives of DrKW, Richards, Layton & Finger and Swidler Berlin met with representatives of Abbey Gardy, LLP and Stull, Stull & Brody, lead counsel for the plaintiffs in certain class actions filed in response to the proposed acquisition, to discuss litigation pending in the Delaware Court of Chancery. At the meeting, representatives of Abbey Gardy, LLP and Stull, Stull & Brody suggested various means by which the terms of the potential acquisition could be enhanced.

      On October 4, 2002, the Company publicly announced, among other things, that (i) it had received a notice from Nasdaq that the Company had failed to comply with certain net tangible asset requirements and, therefore, its securities were subject to delisting from the Nasdaq National Market and (ii) it had requested a hearing before Nasdaq to review the determination.

      On October 10, 2002, the Special Committee met with its legal and financial advisors to consider the terms of the Offer and the Merger. Messrs. Rudey, Hornig and Ludlow, as well as representatives of Swidler Berlin, attended a portion of such meeting. At this meeting, DrKW discussed its financial analyses with the Special Committee and delivered its oral opinion, and subsequently delivered its written opinion, to the effect that, based on and subject to the various assumptions and limitations set forth therein, as of the date thereof, the consideration to be received by the holders of Common Units other than Holdings, the Buyer, the General Partner, and each affiliate of the foregoing (including Mr. Rudey and the other officers and directors of the General Partner who have formed Holdings and Buyer), pursuant to the Offer and the Merger, taken together, was fair from a financial point of view. After a discussion of the terms of the Offer and the Merger, and after adjourning the meeting until the following day, the Special Committee determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, are fair and reasonable to, and in the best interests of, the Company and the Limited Partners. Accordingly, the Special Committee recommended to the Board that the Board approve and adopt the Merger Agreement and the transactions contemplated thereby. The Special Committee further recommended that Limited Partners tender their shares in the Offer, and, to the extent applicable, that the Limited Partners vote in favor of the approval of the Merger Agreement and the Merger and that the Board make the same recommendation.

      On October 16, 2002, the Board met to receive the Special Committee's recommendation. At this meeting, the Special Committee presented its report regarding the Offer and the Merger to the Board, which concluded that Merger Agreement and the transactions contemplated thereby, including the Merger and the Offer, taken together, were fair and reasonable to, and in the best interests of, the Company and the Limited Partners. The Board approved and adopted the Merger Agreement and the transactions contemplated thereby (including but not limited to the Offer and the Merger). The Board consented to the admission of the Buyer as a limited partner with respect to any Common Units and Subordinated Units acquired in the Offer and the Merger. The Board directed that the Merger Agreement be submitted to a vote of the Limited Partners, and recommended that the Limited Partners tender their Common Units in the Offer and, to the extent applicable, vote in favor of the approval of the Merger Agreement and the Merger.

      On October 16, 2002, the Company, the Buyer and Holdings executed the Merger Agreement and, in the morning on October 17, 2002, the Company issued a press release announcing the execution of the Merger Agreement.

2. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE OFFER AND THE MERGER

      PURPOSES. The purpose of the Offer and the Merger is to enable Holdings to acquire control of, and the entire equity interest in, the Company. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of all outstanding Common Units not already owned by Holdings, the Buyer, the General Partner or their affiliates. The purpose of the Merger is to acquire all of the outstanding Common Units not purchased pursuant to the Offer or otherwise owned by Holdings, the Buyer, the General Partner and their affiliates. After consummation of the Offer, as a result of the Minimum Condition being satisfied and the existing ownership of Common Units and Subordinated Units by Holdings, the Buyer, the General Partner and their affiliates, Holdings, the Buyer, the General Partner and their affiliates will own enough Common Units and Subordinated Units to approve the Merger in accordance with the DRULPA and the Limited Partnership Agreement without the vote of any other Common Unit holder or Subordinated Unit holder.

      ALTERNATIVES. The Special Committee and the Company considered possible alternatives to the Offer and the Merger, including the possibility of the Company continuing to operate as an independent entity, and the range of possible benefits to the holders of Common Units of those alternatives and the timing and likelihood of consummating and accomplishing the goals of any such alternative. The Special Committee considered the ability of the Investor Group, by virtue of its ownership of Subordinated Units, to veto any business combination that any other potential acquirors could propose, together with the fact that no other person had submitted a business combination offer to the Company since the public announcement of a potential going-private transaction on November 2, 2000 (a period of almost two years), and the fact that Mr. Rudey had stated to the Special Committee that he would not consider reducing or disposing of his interest in the Company to a third party.

      Before making the Proposal, the Investor Group also considered various alternatives to the Proposal, including those described above as considered by the Company and the Special Committee. They also considered a liquidation of the Company by a sale of its assets and a distribution of the net after-tax proceeds. They determined not to give such an alternative serious consideration because of the length of time, transaction costs and uncertainty involved.

      REASONS. Each of Holdings, the Buyer and the Company, believe that it is in the Company's best interest to operate as a privately-held entity. Without the constraint of the public market's emphasis on quarterly distributions, the Company will have greater operating flexibility to focus on enhancing long-term value by emphasizing growth (both internally and through acquisitions) and operating cash flow. The Buyer believes that an emphasis on long-term growth rather than short-term distributions could eventually result in greater business opportunities than would be available to the Company if it remained publicly-held. In addition, the Buyer believes that as a privately-held entity, the Company will be able to make decisions that may negatively affect quarterly distributions but that may increase the value of the Company over the long-term. In a public company setting, decisions that negatively affect earnings and distributions could significantly reduce per Common Unit price. Moreover, Holdings, the Buyer and the Company believe that the Offer and the Merger will provide the Company's unitholders with a more reliable distribution stream because (i) the Company's ability to pay cash distributions is constrained by harvesting restrictions imposed upon Klamath Falls pursuant to the indenture governing its publicly-traded bonds and (ii) the lack of cash distributions, coupled with the Company's status as a pass-through entity for federal income tax purposes, creates the risk that the Company's unitholders might receive phantom income as a result of gains realized upon the sale of property, given that the cash proceeds from such sales cannot be distributed.

      These assessments are based upon publicly available information regarding the Company, the Investor Group's knowledge of the Company and its experience in investing in or managing public and private companies generally.

      EFFECTS. As a result of the Offer and the Merger, the entire equity interest in the Company will be owned by Holdings and its affiliates. Common Unit holders of the Company who sell their Common Units in the Offer will cease to have any equity interest in the Company and any right to participate in its earnings and any future growth. If the Merger is consummated, non-tendering Common Unit holders will no longer have an equity interest in the Company and instead will have only the right to receive the Merger Consideration. See "THE
OFFER: THE MERGER AGREEMENT" below. Similarly, after selling their Common Units in the Offer or the subsequent Merger, Common Unit holders of the Company will not bear the risk of any decrease in the value of the Company.

      The Common Units are expected to continue trading during the course of the Offer, until the Merger is consummated. However, following the Merger, the Common Units will no longer be traded and price quotations for sales of Common Units in the public market will no longer be available. Upon completion of the Merger, the registration of the Common Units under the Exchange Act will terminate. The Company's officers, directors and the owners of more than 10% of the Common Units will no longer be subject to the short-swing profit provisions of Section 16(b) of the Exchange Act.

      BENEFITS. Common Unit holders who accept the Offer will sell their Common Units for cash at a price representing a premium of approximately 305% over the closing market price of the Common Units on October 16, 2002, the last full trading day prior to the initial public announcement of the execution of the Merger Agreement. This will provide a source of liquidity not otherwise available, and will eliminate the Common Unit holders' exposure to fluctuations in market value of the Common Units. In addition, the Offer will allow Common Unit holders to pursue other investment alternatives.

3. PLANS FOR THE COMPANY; OTHER MATTERS

      PLANS FOR THE COMPANY. Holdings expects to conduct a detailed review of the Company and its business and operations with a view towards determining how to optimize any potential synergies which exist between the operations of the Company and those of Holdings, and its subsidiaries and affiliates. Such review is not expected to be completed until after the consummation of the Merger, and, following such review, Holdings will consider, what, if any, changes would be desirable in light of the circumstances then existing.

      The Company, as a limited partnership, does not have officers or directors. The officers and directors of the General Partner will continue to fulfill such roles upon consummation of the Merger. The General Partner reviews its officers and the constitution of its Board of Directors on a periodic basis, and expects to do so again, following the consummation of the Merger. See
Schedule I, Part 3 for a description of these officers and directors.

      Except as disclosed in this Offer, and except as may occur in connection with the integration of operations referred to above, neither Holdings nor the Buyer has any present plans or proposals that would result in an extraordinary corporate transaction, such as a merger, reorganization, liquidation, relocation of operations, or sale or transfer of assets, involving the Company or its subsidiaries, or any material changes in the Company's corporate structure, business or composition of its management or personnel.

      OTHER MATTERS.

      Unit Holder Approval. Under the Limited Partnership Agreement, the approval of the Board and the affirmative vote of the holders of a majority of the outstanding Common Units and Subordinated Units, each voting separately as a class, are required to adopt and approve the Merger Agreement and the transactions contemplated thereby. The Company has represented in the Merger Agreement that the execution and delivery of the Merger Agreement by the Company and the consummation by the Company of the transactions contemplated by the Merger Agreement have been duly authorized by all necessary corporate action on the part of the Company, subject to the approval of the Merger by the Company's Common Unit holders and Subordinated Unit holders in accordance with the Limited Partnership Agreement. Therefore, following the completion of the Offer, the only remaining legally required corporate action of the Company will be the approval of the Merger Agreement and the transactions contemplated thereby by the affirmative vote of the holders of a majority of the Common Units and the Subordinated Units, each voting separately as a class. Certain affiliates of the Buyer own a majority of the Subordinated Units, and, assuming that the Minimum Condition is met and that the Offer is consummated, Holdings, the Buyer, the General Partner and their affiliates will own a majority of the issued and outstanding Common Units. Accordingly, assuming that the Minimum Condition is met and that the Offer is consummated, the Merger will be approved by a majority of the Common Unit holders and the Subordinated Unit holders, each voting as a separate class.

      Appraisal Rights. Holders of Common Units do not have appraisal rights in connection with the Offer, nor do they have appraisal rights in connection with the Merger.

4. FAIRNESS OF THE TRANSACTION

      HOLDINGS AND THE BUYER. Holdings and the Buyer believe that the terms and conditions of the Offer and the Merger are fair to the Company and to its Common Unit holders.

      They base this belief on the following factors:

      o the Special Committee, consisting of independent directors who are neither designees of Holdings, the Buyer or their affiliates, nor officers of the Company or the General Partner, was appointed to represent the interests of the Common Unit holders of the Company other than Holdings, the Buyer, the General Partner and their affiliates;

      o the Special Committee retained and was advised by independent legal and financial advisors;

      o the Special Committee and the Board each determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, are in the best interests of the Common Unit holders of the Company other than Holdings, the Buyer, the General Partner and their affiliates;

      o the Special Committee and the Board each approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommended that the Common Unit holders of the Company, other than Holdings, the Buyer, the General Partner and their affiliates, tender their Common Units in the Offer;

      o the Offer and the Merger and the other terms and conditions of the Merger Agreement are the result of arm's length, good faith negotiations between Holdings and the Buyer, on the one hand, and the Special Committee on behalf of the Company, on the other hand;

      o the price of $3.00 in cash per Common Unit to be paid in the Offer and in the Merger represents a premium of approximately 305% over the reported closing price for the Common Units on the last full trading day prior to the public announcement of the execution of the Merger Agreement; and

      o the Buyer reviewed similar precedent transactions as well as the historical financial performance of the Company, its financial results and historical market prices of the Common Units, all of which supported the fairness of the Offer and the Merger.

      The Buyer considered a number of factors, in addition to those stated above, including the lack of favor which timber and paper products-related securities have recently found in the public market and certain factors concerning the Company's Common Units including the lack of active coverage by most Wall Street analysts and the lack of liquidity as evidenced by relatively low trading volume. Further, they considered the cyclical nature of the timber business, the long-term nature of the assets, the diminished ability of the Company to maintain distributions to unit holders at historical levels and the historical price of the Company's securities. It is not practical to attempt to state the weight assigned to each of these factors by Holdings and the Buyer.

      SPECIAL COMMITTEE. In determining that the Special Committee would recommend the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, to the Board, the Special Committee considered the following factors which in the view of the Special Committee, supported such determination:

      Opinion of the Special Committee's Financial Advisor. The Special Committee considered the opinion delivered by DrKW to the Special Committee, to the effect that, based on and subject to the various assumptions and limitations set forth therein, as of the date thereof, the consideration to be received by the holders of Common Units other than Holdings, the Buyer, the General Partner, and each affiliate of the foregoing (including Mr. Rudey and the other officers and directors of the General Partner who have formed Holdings and Buyer), pursuant to the Offer and the Merger, taken together, was fair from a financial point of view.

      THE FULL TEXT OF THE WRITTEN OPINION OF DRKW, DATED OCTOBER 16, 2002, WHICH SETS FORTH AMONG OTHER THINGS THE OPINIONS EXPRESSED, THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS OF THE REVIEW

UNDERTAKEN IN CONNECTION WITH THE OPINION, IS ATTACHED HERETO AS EXHIBIT A, AND HOLDERS OF COMMON UNITS ARE URGED TO READ IT IN ITS ENTIRETY. DRKW'S OPINION DOES NOT CONSTITUTE A RECOMMENDATION TO ANY HOLDERS AS TO HOW SUCH HOLDERS SHOULD VOTE OR OTHERWISE ACT IN RESPECT OF THE OFFER OR THE MERGER AND SHOULD NOT BE RELIED UPON BY ANY HOLDER IN RESPECT OF SUCH MATTERS.

      Market Price and Premium. The Special Committee considered the historical market and recent trading activity of the Common Units, including the fact that the $3.00 per Common Unit cash consideration represents a 305% premium over the $0.74 per Common Unit closing price on October 16, 2002, the last full trading day before the public announcement of the execution of the Merger Agreement, a 173% premium over the $1.10 per Common Unit closing price on July 16, 2002, the date three months before the public announcement of the execution of the Merger Agreement, and a 104% premium over the $1.47 per Common Unit closing price on April 16, 2002, the date six months before the public announcement of the execution of the Merger Agreement.

      Arm's-Length Negotiations. The Special Committee considered the fact that the Merger Agreement and the transactions contemplated thereby were the product of arm's-length negotiations between Holdings and the Special Committee, composed exclusively of members of the Board who were not employees and who were not affiliated with the Investor Group, and their respective legal and financial advisors.

      Offer Price and Merger Consideration. The Special Committee concluded that, after extensive negotiations by and on behalf of the Special Committee with management and its representatives, the Special Committee had obtained the highest price per Common Unit that Holdings was willing to pay. The Special Committee formed its belief based on statements made by representatives of Holdings and its representatives during the negotiations as well as the Special Committee's understanding of the impact of the Offer, the Merger and associated financing arrangements on the Company's possible future financial performance.

      Possible Decline in Market Price of Common Units. The Special Committee considered the possibility that if a transaction with the Buyer is not consummated and the Company remained a publicly-owned entity, the price that might be received by the holders of the Common Units in the open market or in a future transaction might be less than the per Common Unit to be received by the holders of Common Units in connection with the Offer and the Merger. The Special Committee also considered the impact of the potential delisting of the Common Units from the Nasdaq National Market in light of the delisting notice received by the Company from Nasdaq.

      Transaction Structure. The Special Committee evaluated the benefits of the transaction being structured as an immediate cash tender offer for all of the outstanding Common Units (other than Common Units held by Holdings, the Buyer, the General Partner and their affiliates), thereby enabling the holders of Common Units the opportunity to obtain cash for all of their Common Units at the earliest possible time, and the fact that the per Common Unit cash consideration to be paid in the Offer and the Merger is the same.

      Liquidity. The Special Committee considered the fact that the Offer provides unitholders of the Company with liquidity to dispose of their Common Units, which may not be available in the public market due to the low level of trading volume of the Common Units and which the Special Committee believed would be even more limited in the event the Common Units were delisted from the Nasdaq National Market.

      Terms of the Merger Agreement. The Special Committee considered the terms and conditions of the Merger Agreement, including provisions of the Merger Agreement which restrict the Special Committee's ability to engage in negotiations regarding an acquisition proposal, but permit the Special Committee to withdraw its recommendation to tender units in the Offer or terminate the Merger Agreement in the event of an unsolicited third-party proposal which is superior to the Offer and the Merger.

      Uncertainties Relating to Company's Business. The Special Committee considered uncertainties with respect to the business, assets, financial condition, results of operations and prospects of the Company (including the difficulties of the Company in obtaining a third party credit facility), the risks involved in achieving those prospects and the general condition, outlook and trends of the timber industry. In this connection, the Special Committee considered the uncertainty with respect to timber pricing and the risks of forest fires to the Company's prospects.

      Alternatives to Offer and Merger. The Special Committee considered possible alternatives to the Offer and the Merger, including the possibility of the Company continuing to operate as an independent entity, and the range of possible benefits to the holders of Common Units of those alternatives and the timing and likelihood of consummating and accomplishing the goals of any such alternative. After discussion with its financial and legal advisors, including with respect to the outlook for the timber industry generally and the merger environment for timber companies, and a review of the financial analyses prepared by DrKW, the Special Committee believed that the opportunity to achieve $3.00 per Common Unit under the terms of the Merger Agreement was a superior alternative to attempting to achieve value in excess of $3.00 per Common Unit as an independent publicly traded entity because of the risks associated with the assumptions underlying an implied value of a Common Unit in excess of $3.00.

      Veto Power. The Special Committee considered the ability of the Investor Group, by virtue of its ownership of Subordinated Units, to veto any business combination that any other potential acquirors could propose, together with the fact that no other person had submitted a business combination offer to the Company since the public announcement of a potential going-private transaction on November 2, 2000 (a period of almost two years), and the fact that Mr. Rudey had stated to the Special Committee that he would not consider reducing or disposing of his interest in the Company to a third party.

      The Special Committee also considered certain negative factors, including the following:

      Potential Increase in Price of Common Units. The Special Committee considered the possibility that, although the Offer and the Merger gives the holders of Common Units the opportunity to realize a substantial premium over the price at which the Common Units traded prior to the public announcement of the Merger Agreement, the price or value of the Common Units may increase in the future, and the holders of Common Units would not benefit from such future increases.

      Tax Implications. The Special Committee considered the taxable nature of the Offer and the Merger to holders of Common Units.

      Conditions to Closing of the Offer. The Special Committee considered the conditions to management's obligations to purchase Common Units in the Offer, and the possibility that such conditions might not be satisfied.

      Consent of Holdings. The Special Committee considered the requirement under the Merger Agreement that the Company obtain Holding's consent before it can take certain actions.

      Potential Delisting and Deregistration After the Offer. The Special Committee considered the fact that the number of holders of Common Units after the consummation of the Offer, pending completion of the Merger, may be sufficiently small that the Common Units may be delisted from Nasdaq and may no longer be subject to registration requirements under the federal securities laws, thereby potentially adversely affecting the liquidity in the market for the Common Units and the extent of information available to the holders of the Common Units.

      BOARD. In reaching its determinations referred to above, the Board considered the following factors, each of which, in the view of the Board, supported such determinations: (i) the conclusions and recommendations of the Special Committee; (ii) the factors referred to above as having been taken into account by the Special Committee; and (iii) the fact that the Offer Price and terms and conditions of the Merger Agreement were the result of arm's-length negotiations between the Special Committee and Holdings.

      The members of the Board, including the members of the Special Committee, evaluated the Offer and Merger in light of their knowledge of the business, financial condition and prospects of the Company, and based upon the advice of its legal and financial advisors.

      The Board, including the members of the Special Committee, believes that consideration of the Offer and the Merger was procedurally fair because, among other things: (i) the Special Committee consisted of independent directors appointed by the Board to represent solely the interests of the Limited Partners and a special committee is a mechanism well recognized under law to ensure fairness in transactions of this type; (ii) the Special Committee retained and was advised by an independent financial advisor, DrKW, in evaluating the proposed transaction and independent legal counsel, Richards, Layton & Finger;
(iii) the Special Committee engaged in careful deliberations pursuant to which the Special Committee evaluated the Offer and the Merger; and
(iv) the Special Committee was authorized to and did explore other strategic alternatives for the Company.

      The Board recognized that, while the Offer and the consummation of the Merger gives the Limited Partners the opportunity to realize a significant premium over the price at which the Common Units were traded immediately prior to the public announcement of the execution of the Merger Agreement, the consummation of the Offer and the Merger would eliminate the opportunity for the Limited Partners to participate in the future growth and profits of the Company. The Board believed that the loss of the opportunity to participate in the growth and profits of the Company following the consummation of the Offer and the Merger were reflected in the price offered by Buyer in the Offer.

      Neither the Special Committee nor the Board considered the liquidation value of the Company's assets and neither considered liquidation to be a viable course of action based upon the desire of the Investor Group to have the Company continue to operate. Therefore, no appraisal of liquidation values was sought for purposes of evaluating the Offer and the Merger.

      In view of the wide variety of factors considered in connection with their evaluation of the Offer and the Merger, neither the Special Committee nor the Board found it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors they considered in reaching their decisions.

      The foregoing discussion of information and factors considered by the Special Committee and the Board is not intended to be exhaustive but is believed to include all material factors considered by the Special Committee and the Board.

5. OPINION OF FINANCIAL ADVISOR TO THE SPECIAL COMMITTEE

      The Special Committee retained DrKW to act as its financial advisor in connection with the Offer and the Merger. DrKW has delivered a written opinion to the Special Committee, dated as of October 16, 2002, to the effect that, based on and subject to the various assumptions and limitations set forth therein, as of such date, the consideration to be received by the holders of the Common Units other than Holdings, the Buyer, the General Partner, and each affiliate of the foregoing (including Mr. Rudey and the other officers and directors of the General Partner who have formed Holdings and the Buyer), pursuant to the Offer and the Merger, taken together, was fair from a financial point of view. DrKW was engaged and acted solely as an advisor to the Special Committee, and not as an advisor to, or agent of, any other person, including the Company.

      THE FULL TEXT OF THE  WRITTEN  OPINION OF DRKW,  DATED AS OF  OCTOBER  16,
2002, WHICH SETS FORTH, AMONG OTHER THINGS, THE OPINIONS EXPRESSED, THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS OF THE REVIEW UNDERTAKEN IN CONNECTION WITH THE OPINION, IS ATTACHED HERETO AS EXHIBIT A AND IS INCORPORATED HEREIN BY REFERENCE. UNITHOLDERS ARE URGED TO READ IT IN ITS ENTIRETY. DRKW'S OPINION DOES NOT CONSTITUTE A RECOMMENDATION TO ANY UNITHOLDER AS TO HOW SUCH UNITHOLDER SHOULD VOTE OR OTHERWISE ACT IN RESPECT OF THE OFFER OR THE MERGER AND SHOULD NOT BE RELIED UPON BY ANY UNITHOLDER IN RESPECT OF SUCH MATTERS. THE SUMMARY OF THE OPINION OF DRKW SET FORTH HEREIN, WHICH SETS FORTH ALL THE MATERIAL ANALYSES PERFORMED BY DRKW, IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION ATTACHED HERETO AS EXHIBIT A.

      In connection with rendering its opinion, DrKW, among other things,

      o     reviewed the financial terms of the Merger Agreement,

      o reviewed and analyzed certain publicly available business and financial information relating to the Company for recent years and interim periods to date, as well as certain internal financial and operating information, including financial forecasts, analyses and projections prepared by or on behalf of the Company and provided to DrKW for purposes of its analysis,

      o met with management of the Company to review and discuss such information and, among other matters, the Company's business, operations, assets, financial condition and prospects, during the course of which discussions the management of the Company informed DrKW that they believe the assumptions for timber prices underlying the Company's financial forecasts and projections, and comparisons of these against other projections for timber prices set forth by independent industry experts, including Resource Information Systems, Inc. ("RISI") and Clear Vision Associates ("Clear Vision"), are reasonable and may be relied upon by DrKW for purposes of its analysis,

      o compared the Company's timber harvest volume assumptions against the constraints on harvests imposed by the Company's debt obligations,

      o reviewed and considered certain financial and stock market data relating to the Company, and compared that data with similar data for certain other companies, the securities of which are publicly traded, that DrKW believed may be relevant or comparable in certain respects to the Company or one or more of its businesses or assets,

      o reviewed and considered the financial terms of certain recent asset acquisitions of timberlands that DrKW believed to be reasonably comparable to the assets of the Company,

      o reviewed and considered the publicly available financial terms of certain other acquisitions, including going-private transactions effected by affiliates of the acquired company, which DrKW believed to be generally relevant,

      o reviewed independent valuation analyses of the Company's timberlands prepared by industry experts, including James W. Sewall Company, Wesley Richard, Inc. and Cascade Appraisal Services, Inc. (collectively, the "Independent Valuations"), that the management of the Company requested that DrKW consider, and

      o performed such other financial studies, analyses and investigations, and reviewed such other information, including certain indentures with respect to certain indebtedness of certain of the Company's subsidiaries, as it considered appropriate.

      In its review and analysis, and in formulating its opinion, DrKW assumed and relied upon the accuracy and completeness of all the financial and other information provided to or discussed with it or publicly available, including the financial projections, forecasts, analyses, Independent Valuations and other information provided to DrKW, and DrKW did not assume any responsibility for independent verification of, and expressed no opinion as to, any such information. DrKW also assumed and relied upon the reasonableness and accuracy of the financial projections, forecasts, analyses, Independent Valuations and other information provided to it, and assumed, with the consent of the Special Committee, that such projections, forecasts, analyses, Independent Valuations and other information were reasonably prepared in good faith and on bases reflecting the best currently available judgments and estimates of the Company's management (or, in the case of the Independent Valuations, the industry experts that prepared them) as of the date of the opinion and that management of the Company was unaware of any facts that would make the financial projections, forecasts, analyses, Independent Valuations and other information provided to DrKW incomplete or misleading. DrKW expressed no opinion with respect to such projections, forecasts, analyses, Independent Valuations and other information, or the assumptions upon which they are based. In addition, DrKW did not review any of the books and records of the Company, or assume any responsibility for conducting a physical inspection of the properties or facilities of the Company, or for making or obtaining an independent valuation or appraisal of the assets or liabilities of the Company and, other than the Independent Valuations, no such independent valuation or appraisal was provided to it. DrKW's opinion was necessarily based on economic and market conditions and other circumstances as they existed and could be evaluated by it as of the date of such opinion. Although subsequent developments may affect the opinion, DrKW does not have any obligation to update, revise or reaffirm such opinion. DrKW also assumed that the transactions described in the Merger Agreement would be consummated on the terms set forth therein, without material waiver or modification by any party thereto.

      DrKW was told by Mr. Rudey that he was not prepared to consider offers for or to sell his Common Units or Subordinated Units. Accordingly, in the context of its engagement, DrKW was not authorized to and did not solicit third-party indications of interest in acquiring all or any part of the Company or its assets, or investigate any alternative transactions with any third parties that may be available to the Company.

      The following is a summary of the material financial analyses performed by DrKW in connection with the preparation of its opinion and reviewed with the Special Committee at its meeting on October 10, 2002. The financial analyses summarized below include information presented in tabular format. In order to understand the financial analyses fully, the tables must be read together with the text of each summary.

      DISCOUNTED CASH FLOW ANALYSIS. DrKW performed discounted cash flow ("DCF") analyses of the Company based on a base case provided to DrKW by the management of the Company. The base case considered by DrKW (the "Base Case") was predicated on forecasts for Klamath Falls and Yakima for 2002 through 2007 that were developed by the Company's management in January 2002, and subsequently revised in August 2002. The Base Case provided by the Company's management used pricing estimated based on Clear Vision trend estimates for stumpage prices, except that 2002 and 2003 estimates were revised downward to reflect slower than anticipated recovery and harvest projections at Klamath Falls calculated at approximately the maximum permitted for this period under the Klamath Falls Indenture. The Base Case also assumed that harvest projections for Yakima would exceed sustainable levels and forecasted a marked decrease in 2006.

      DrKW had considered two alternative cases provided to DrKW by the management of the Company that were relevant to two previous acquisition proposals presented to the Company in which a portion of the consideration was subordinated notes: (i) an alternative case in which Yakima would acquire additional land in early 2002 for $20 million in cash, which would be harvested in the beginning of 2002, resulting in earnings before interest, taxes, depletion, depreciation and amortization and cash flows at Yakima higher than in the Base Case, assuming that the land purchase would be wholly financed through $20 million of additional debt under the Yakima credit facility and that Yakima would obtain additional debt financing, and (ii) another alternative case in which the Klamath Falls Indenture would be modified pursuant to a successful consent solicitation to allow for $2.5 million to be distributed from Klamath Falls, assuming a consent solicitation fee of 0.5%.

      In performing the DCF analyses, DrKW, using the forecasts described above, discounted each of Klamath Falls' and Yakima's unlevered free cash flows, which is earnings before interest and taxes, less imputed taxes on partnership earnings, plus depletion, depreciation and amortization, less increases in net working capital and less capital expenditures (and, in the case of Yakima, plus the cost of timber and property sales and less the proceeds from such sales), over the specified forecast period, using a range of discount rates between 9.0% and 10.0%. The sum of the present values of such free cash flows for each of Klamath Falls and Yakima was then added to the present value of each of Klamath Falls' and Yakima's normalized unlevered free cash flows in perpetuity using a range of perpetuity growth rates from (0.5%) to 1.0%.

      DrKW used these DCF analyses to calculate implied values per unit of the Company (each of the Common Units and Subordinated Units, a "Unit") ranging from $1.87 to $4.80 under the Base Case for Klamath Falls, and net equity values per unit, based on 49% of the net equity value (the percentage of the Company's equity interest in Yakima), ranging from ($1.33) to ($0.93) under the Base case for Yakima.

      In reviewing the DCF analyses for the purposes of its determination of fairness, DrKW took into consideration the fact that certain of the analyses produced implied values per Unit greater than the Offer Price. As discussed below, DrKW believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying the analyses performed in reaching its opinion. In addition, DrKW considered the results of all such analyses and did not assign relative weights to any of the analyses, so that the range of valuations resulting from any particular analysis described above should not be taken to be DrKW's view of the actual value of the Company.

      CASH DISTRIBUTION VALUATION. DrKW performed a DCF analysis of estimated cash distributions to the holders of Common Units based on the Base Case.

      In performing the cash distribution valuation analysis, DrKW discounted the estimated cash distributions over the specified forecast period using a range of discount rates between 11.0% and 12.0%. The sum of the present values of such estimated cash distributions was then added to the present value of the Company's normalized cash distributions in perpetuity using a range of perpetuity growth rates from (0.5%) to 1.0%.

      DrKW used the cash distribution valuation analysis described above to calculate implied values per Common Unit ranging from $5.25 to $6.24.

      In reviewing the cash distribution valuation analysis for the purposes of its determination of fairness, DrKW took into consideration the fact that this analysis produced implied values per Common Unit greater than the Offer Price. As discussed below, DrKW believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying the analyses performed in reaching its opinion. In addition, DrKW considered the results of all such analyses and did not assign relative weights to any of the analyses, so that the range of valuations resulting from any particular analysis described above should not be taken to be DrKW's view of the actual value of the Company.

      COMPARABLE COMPANIES. DrKW reviewed and compared certain financial information of the Company to corresponding financial information for the following four comparable publicly traded companies in the timber industry (the "Comparable Companies"):

      o     Crown Pacific Partners;

      o     Deltic Timber;

      o     Plum Creek Timber; and

      o     Pope Resources.

      The selected companies were chosen because they are publicly traded companies with operations that for purposes of the analysis may be considered similar to the Company. DrKW calculated the enterprise value (which is equity market capitalization, plus debt and preferred stock, less cash and cash equivalents) of each of the Comparable Companies as a multiple of its EBITDDA (which is earnings before interest, taxes, depreciation, depletion and amortization) for (i) fiscal year 2001, (ii) the latest twelve months and (iii) estimated fiscal year 2002 and compared them to corresponding multiples for the Company. In performing such calculations, DrKW used each Comparable Company's closing stock/unit price as of October 7, 2002, based on the most recent publicly available information. Such calculations are summarized below:


                                   Comparable     Comparable
                                 Company Range   Company Mean   Company Multiple
                                 -------------   ------------   ----------------
Enterprise value as a
  multiple of EBITDDA for
  fiscal year 2001 .............   7.8x-12.0x        9.6x           10.2x

Enterprise value as a
  multiple of EBITDDA for
  the latest twelve months .....   7.3x-12.7x        9.9x            9.8x

Enterprise value as a
  multiple of EBITDDA for
  estimated fiscal year 2002 ...   6.9x-11.6x        9.9x            8.9x


      DrKW used these Comparable Company multiples, excluding certain multiples that DrKW determined were not meaningful, to calculate implied values per Common Unit, based on a selected multiple range derived from the Comparable Companies, ranging from $1.61 to $3.22.

      In reviewing the Comparable Companies analysis for the purposes of its determination of fairness, DrKW took into consideration the fact that certain of the analyses at the upper end of their ranges produced implied prices per Common Unit greater than the Offer Price. As discussed below, DrKW believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying the analyses performed in reaching its opinion. In addition, DrKW considered the results of all such analyses and did not assign relative weights to any of the analyses, so that the range of valuations resulting from any particular analysis described above should not be taken to be DrKW's view of the actual value of the Company

      COMPARABLE ASSET ACQUISITIONS. DrKW reviewed twenty transactions involving the acquisition of timberland assets that were announced between July 1996 and September 2002. For each transaction, DrKW calculated the ratio of the transaction value to the amount of board feet of timber included in such transaction (the

"Cost Per MBF Ratio") and the ratio of the transaction value to the number of acres of timber acquired (the "Cost Per Acre Ratio").

      The analysis of these transactions, excluding certain Cost Per MBF Ratios that were not available, yielded a range of Cost Per MBF Ratios of $104 to $393 with a weighted average mean of $143 and a range of Cost Per Acre Ratios of $349 to $2,444 with a weighted average mean of $857. DrKW used selected Cost Per MBF Ratios, excluding certain Cost Per MBF Ratios that were not available, to calculate implied values for the Common Units. The value per Common Unit, based on these ratios, ranged from $1.24 to $4.12.

      In reviewing the comparable asset acquisitions analysis for the purposes of its determination of fairness, DrKW took into consideration the fact that certain of the analyses at the upper end of their ranges produced implied values per Common Unit greater than the Offer Price. As discussed below, DrKW believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying the analyses performed in reaching its opinion. In addition, DrKW considered the results of all such analyses and did not assign relative weights to any of the analyses, so that the range of valuations resulting from any particular analysis described above should not be taken to be DrKW's view of the actual value of the Company.

      APPRAISED VALUATION. DrKW reviewed appraisals provided by management of the Company of the timber property owned by Klamath Falls and by Yakima. DrKW then calculated implied values per Common Unit, based on valuations of the timber property ranging from 95% to 105% of the valuations set forth in the appraisals. The values per Common Unit based on these calculations ranged from $0.39 to $2.53.

      STOCK PRICE AND PREMIUM ANALYSIS. DrKW reviewed 34 acquisition transactions announced from January 1997 to December 2000 by majority equityholders of publicly-held minority interests with transaction values ranging from approximately $114.5 million to approximately $2.5 billion to derive a range of premiums paid over the public trading price per share one day, thirty days, sixty days and ninety days prior to the announcement of such transactions. Based on its analysis of these selected transactions, DrKW calculated the acquisition premiums paid by these majority equityholders in these transactions. DrKW then calculated the median equity premium in these selected transactions and applied it to the closing price of the Common Units one day, thirty days, sixty days and ninety days, respectively, before the completion of the analyses included in DrKW's opinion. Based on that, DrKW calculated a range of implied values per Common Unit. The results of this analysis is summarized below:

                                      Median % Premium        Company Implied
                                   Compared to Share Price       Price per
                                     Before Announcement      Common Unit (1)
                                     -------------------      ---------------
One Day ..........................          27.0%                 $1.45
Thirty Days ......................          32.4%                 $0.93
Sixty Days .......................          28.2%                 $1.04
Ninety Days ......................          26.5%                 $1.49

----------
(1) The median premiums have been applied to the closing price of the Company's Common Units one day, thirty days, sixty days and ninety days prior to October 7, 2002 (the day that the analyses included in DrKW's opinion were completed), respectively.

      In connection with the foregoing analysis, DrKW noted, among other things, that (i) the reasons for, and circumstances surrounding, each of the transactions analyzed were diverse, (ii) the characteristics of the companies and parties involved were not necessarily comparable to those of the Company and Holdings and the Buyer, and (iii) premiums fluctuate based on perceived growth, synergies, strategic value, the type of consideration utilized in the transaction, information in the securities markets and other factors.

      TRADING PRICE OF COMMON UNITS. DrKW reviewed the historical trading prices for the Common Units during the 52-week period ended October 7, 2002 on the Nasdaq National Market. The closing price per Common Unit ranged from $0.60 to $2.90.

      CERTAIN GENERAL MATTERS. No company or transaction used in the foregoing analyses was substantially comparable to the Company or the Offer and the Merger. In addition, these analyses and the DCF analyses are based and are heavily dependent upon, among other factors, assumptions as to future performance and other factors, and are therefore subject to the limitations described in DrKW's opinion. Accordingly, an analysis of the results of the foregoing is not entirely mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the acquisition value or the public trading value of the Company and the companies to which it is being compared.

      A fairness analysis is a complex process and is not necessarily susceptible to a partial analysis or summary description. DrKW believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying the analyses performed in reaching its opinion. In addition, DrKW considered the results of all such analyses and did not assign relative weights to any of the analyses, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be DrKW's view of the actual value of the Company.

      The analyses performed by DrKW are not necessarily indicative of actual values, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of DrKW's engagement by the Special Committee. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold.

      The Special Committee retained DrKW based upon its experience and expertise. DrKW is an internationally recognized investment banking and advisory firm. DrKW, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of its market-making and other trading activities, DrKW and its affiliates may actively trade the debt and equity securities of the Company for its own account and for the account of customers and, accordingly, may at any time hold a long or short position in, and may buy and sell, such securities of the Company.

      DRKW ENGAGEMENT LETTER. Pursuant to the terms of the engagement letter, dated June 7, 2001, between DrKW and the Special Committee, as supplemented by letter agreements, dated as of the same date, between DrKW and the Company regarding payment and indemnification obligations (the "Engagement Letter"), the Special Committee engaged DrKW to act as financial advisor to the Special Committee in connection with the transactions contemplated by the Offer and the Merger. Pursuant to the terms of the Engagement Letter, the Company agreed to pay DrKW (i) a fee (the "Financial Advisory Fee") of $125,000 upon the execution of the Engagement Letter, (ii) a fee (the "Opinion Fee") of $850,000, payable at the time DrKW delivers its opinion or indicates, having completed its diligence, to the Special Committee its ability or inability to render an opinion and (iii) a fee (the "Transaction Fee") equal to 0.85% of the aggregate consideration to be received in a transaction contemplated by a potential proposal or sale, contingent upon the consummation of such transaction and DrKW having conducted, at the request of the Special Committee, a public or controlled sales process of the Company following the receipt of such potential proposal. The aggregate amount of any Financial Advisory Fee or Opinion Fee, however, would be deducted from any Transaction Fee. DrKW has received the Financial Advisory Fee and the Opinion Fee from the Company, but will not be entitled to receive the Transaction Fee, since the Special Committee has not requested that DrKW engage in a public or controlled sales process of the Company. Pursuant to the Engagement Letter, the Company has agreed to reimburse DrKW on a monthly basis for all reasonable out-of-pocket expenses, including all fees, disbursements and other charges of DrKW's counsel and of other consultants and advisors retained by DrKW with the Special Committee's consent. The Company has agreed to indemnify DrKW and its affiliates, their respective directors, officers, agents, employees and controlling persons and each of their respective successors and assigns, to the full extent permitted by law against particular liabilities, including liabilities under the federal securities laws, relating to or arising out of the performance by DrKW of its duties under its engagement.

      This summary is not a complete description of the analyses performed by DrKW and is qualified by reference to the written opinion of DrKW set forth in Exhibit A herein.

6. INTERESTS OF CERTAIN PERSONS IN THE OFFER AND THE MERGER

      As of the commencement date of the Offer, the Investor Group and their affiliates hold the following interests in the Company:

                                                                   Percentage                     Percentage of    Percentage
                                                       Common       of Common     Subordinated     Subordinated     of Total
                                                        Units         Units          Units            Units          Units
                                                    Beneficially   Beneficially   Beneficially     Beneficially   Beneficially
             Name of Beneficial Owners                  Owned          Owned          Owned            Owned          Owned
             -------------------------              ------------   ------------   ------------     ------------   ------------
U.S. Timberlands Holdings Group, LLC (1) .......     1,542,270        15.99%        3,140,162         97.80%         36.40%
John M. Rudey (2) ..............................     1,581,574        16.40%        3,140,162         97.80%         36.70%
George R. Hornig (3) ...........................        39,305            *                --            --              *
Investor Group .................................     1,620,879        16.66%        3,140,162         96.70%         36.80%

----------
*     Less than 1% of the class.

(1)   Current address is 625 Madison Avenue, Suite 10-B, New York, NY 10022.

(2) Current address is 625 Madison Avenue, Suite 10-B, New York, NY 10022. Includes 1,542,270 Common Units and 3,140,162 Subordinated Units owned by Holdings. Mr. Rudey is attributed 100% beneficial ownership of all units owned by Holdings through his interests therein. Also includes 39,305 Common Units equivalents representing exercisable unit options. Excludes Common Units beneficially owned by Mr. Rudey's adult children, for which Mr. Rudey disclaims beneficial ownership.

(3) Current address is 1220 Park Avenue, New York, NY 10128. Consists of 39,305 Common Unit equivalents representing exercisable unit options.

                                  IV. THE OFFER

1. TERMS OF THE OFFER

      Upon the terms and subject to the conditions of the Offer, the Buyer will accept for payment and will promptly pay for all Common Units validly tendered, and not withdrawn, prior to the Expiration Date. The term "Expiration Date" shall mean 12:00 Midnight, New York City time, on January 6, 2003 (the "Initial Expiration Date"), unless the Buyer, in accordance with the terms of the Merger Agreement, shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Buyer, shall expire.

      The Offer is conditioned upon the satisfaction or waiver of the Minimum Condition and the other conditions set forth in "SPECIAL FACTORS: CONDITIONS TO THE OFFER" below. In accordance with the Merger Agreement, the Buyer, without the consent of the Company, has the right to extend the Expiration Date if (i) at the scheduled Expiration Date any of the conditions to the Offer have not been not satisfied or waived (and only until such conditions are satisfied or waived) or (ii) required by any Rule. All references in this Offer to a specific "Rule" or "Rules" shall mean a Rule or Rules promulgated under the Securities Exchange Act of 1934.

      If all conditions to the Offer are not satisfied prior to the Expiration Date, the Buyer reserves the right, subject to the terms of the Merger Agreement and subject to complying with applicable rules and regulations of the Securities and Exchange Commission (the "Commission"), to (i) decline to purchase any Common Units tendered in the Offer and terminate the Offer and return all tendered Common Units to the tendering Common Unit holders, (ii) subject to the following sentence, waive any or all conditions to the Offer and, to the extent permitted by applicable law, purchase all Common Units validly tendered, (iii) extend the Offer and, subject to the right of Common Unit holders to withdraw Common Units until the Expiration Date, retain all Common Units which have been tendered during the period or periods for which the Offer is extended or (iv) subject to the following sentence, amend the Offer. The Merger Agreement provides that the Buyer will not, without the prior written consent of the Company (granted upon the recommendation of the Special Committee), reduce the Offer Price, change the form of consideration payable in the Offer, decrease the number of Common Units sought in the Offer, waive the Minimum Condition, or change the conditions to the Offer in a manner adverse to the holders of Common Units. See "THE OFFER: CONDITIONS TO THE OFFER" below.

      The Merger Agreement requires the Buyer to accept for payment and promptly pay for all Common Units validly tendered and not withdrawn pursuant to the Offer if all conditions to the Offer are satisfied on the Expiration Date.

      Any extension, amendment or termination of the Offer will be followed as promptly as practicable by public announcement thereof, the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rule 14d-4(c) under the Exchange Act.

      If the Buyer extends the Offer, or if the Buyer (whether before or after its acceptance for payment of Common Units) is delayed in its purchase of, or payment for, Common Units or is unable to pay for Common Units pursuant to the Offer for any reason, then, without prejudice to the Buyer's rights under the Offer, the Depositary may retain tendered Common Units on behalf of the Buyer, and such Common Units may not be withdrawn except to the extent tendering Common Unit holders are entitled to withdrawal rights as described in "THE OFFER:
WITHDRAWAL RIGHTS" below. However, the ability of the Buyer to delay the payment for Common Units which the Buyer has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by, or on behalf of, holders of securities promptly after the termination or withdrawal of the Offer.

      If the Buyer makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Buyer will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 13e-3(e), 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. In a public release, the Commission has stated that in its view an offer must remain open for a minimum period of time following a material change in the terms of the offer and that waiver of a material condition is a material change in the terms of the offer. The release states that an offer should remain open for a minimum of five business days from the date a material change is first published, or sent or given to security holders and that, if material changes are made with respect to information not materially less significant than the offer price and the number of Common Units being sought, a minimum of ten business days may be required to allow adequate dissemination and investor response. In the Commission's view, the requirement to extend the Offer will not apply to the extent that the number of business days remaining between the occurrence of the change and then-scheduled Expiration Date equals or exceeds the minimum extension period that would be required because of such amendment. If, prior to the Expiration Date, the Buyer increases the consideration offered to holders of Common Units pursuant to the Offer, such increased consideration will be paid to all holders whose Common Units are purchased in the Offer whether or not such Common Units were tendered pursuant to such increase. As used in this Offer to Purchase, "business day" has the meaning set forth in Rule 14d-1 under the Exchange Act.

      Subject to the Merger Agreement, the Buyer expressly reserves the right, in its sole discretion, to delay acceptance for payment of, or payment for, Common Units in order to comply in whole or in part with any applicable law. Any such delays will be effected in compliance with Rule 14e-1(c) under the Exchange Act (relating to a bidder's obligation to pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of such bidder's offer).

      The Company has provided the Buyer with the Company's Common Unit holder lists and security position listings for the purpose of disseminating the Offer to holders of Common Units. This Offer to Purchase and the related Letter of Transmittal will be mailed by the Buyer to record holders of Common Units and will be furnished by the Buyer to brokers, dealers, banks and similar persons whose names, or the names of whose nominees, appear on the Common Unit holder lists or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Common Units.

      The Buyer has made no provisions in connection with the Offer to grant unaffiliated security holders access to the corporate files of the Company or to obtain counsel or appraisal services at the expense of the Buyer.

2. ACCEPTANCE FOR PAYMENT AND PAYMENT

      Upon the terms and subject to the conditions to the Offer (including the Minimum Condition and, if the Offer is amended, the terms and conditions of any such amendment), the Buyer will purchase by accepting for payment and will pay for, all Common Units validly tendered prior to the Expiration Date and not properly withdrawn in accordance with "THE OFFER: WITHDRAWAL RIGHTS" below.

      In all cases, payment for Common Units accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of

      o     certificates   for  such  Common  Units  (or  a  timely   Book-Entry
            Confirmation (as defined below) with respect thereto),

      o a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message (as defined below), and

      o any other documents required by the Letter of Transmittal. The per Common Unit consideration paid to any holder of Common Units pursuant to the Offer will be the highest per Common Unit consideration paid to any other holder of such Common Units pursuant to the Offer.

      For purposes of the Offer, the Buyer will be deemed to have accepted for payment, and thereby purchased, Common Units properly tendered to the Buyer and not withdrawn, if and when the Buyer gives oral or written notice to the Depositary of the Buyer's acceptance for payment of such Common Units. Payment for Common Units accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering Common Unit holders for the purpose of receiving payment from the Buyer and transmitting payment to tendering Common Unit holders. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE TO BE PAID BY THE BUYER FOR THE COMMON

UNITS, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

      If the Buyer is delayed in its acceptance for payment of, or payment for, Common Units, or is unable to accept for payment or pay for Common Units pursuant to the Offer for any reason, then, without prejudice to the Buyer's rights under the Offer (including such rights as are set forth in "THE OFFER:
TERMS OF OFFER" above, and "THE OFFER: PROCEDURE FOR TENDERING COMMON UNITS" below) (but subject to compliance with Rule 14e-1(c) under the Exchange Act), the Depositary may, nevertheless, on behalf of the Buyer, retain tendered Common Units, and such Common Units may not be withdrawn except to the extent tendering Common Unit holders are entitled to exercise, and duly exercise, withdrawal rights as described in "THE OFFER: WITHDRAWAL RIGHTS" below.

      If certificates are submitted representing more Common Units than are tendered, certificates representing Common Units not tendered for purchase will be returned to the tendering Common Unit holder, or such other person as the tendering Common Unit holder shall specify in the Letter of Transmittal, as promptly as practicable following the expiration, termination or withdrawal of the Offer. In the case of Common Units delivered by book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility pursuant to the procedures set forth in "THE OFFER: PROCEDURE FOR TENDERING COMMON UNITS" below, such Common Units will be credited to such account maintained at a Book-Entry Transfer Facility as the tendering Common Unit holder shall specify in the Letter of Transmittal, as promptly as practicable following the expiration, termination or withdrawal of the Offer. If no such instructions are given with respect to Common Units delivered by book-entry transfer, any such Common Units not tendered will be returned by crediting the account at the Book-Entry Transfer Facility designated in the Letter of Transmittal as the account from which such Common Units were delivered.

3. PROCEDURE FOR TENDERING COMMON UNITS

      VALID TENDER. For Common Units to be validly tendered pursuant to the Offer, either (i) a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees, or in the case of a book-entry transfer, an Agent's Message (as defined below), and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date and either certificates for tendered Common Units must be received by the Depositary at one of such addresses or such Common Units must be delivered pursuant to the procedures for book-entry transfer set forth below (and a Book-Entry Confirmation (as defined below) received by the Depositary), in each case prior to the Expiration Date or (ii) the tendering Common Unit holder must comply with the guaranteed delivery procedures set forth below.

      The Depositary will establish accounts with respect to the Common Units at the Depository Trust Company (the "Book-Entry Transfer Facility") for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make book-entry delivery of Common Units by causing the Book-Entry Transfer Facility to transfer such Common Units into the Depositary's account in accordance with the Book-Entry Transfer Facility's procedure for such transfer. Although delivery of Common Units may be effected through book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message, and any other required documents must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering Common Unit holder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Common Units into the Depositary's account at the Book-Entry Transfer Facility as described above is referred to herein as a "Book-Entry Confirmation." DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH SUCH BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

      The term "Agent's Message" means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Common Units, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Buyer may enforce such agreement against the participant.

      THE METHOD OF DELIVERY OF COMMON UNITS, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH A BOOK-ENTRY TRANSFER FACILITY, IS AT THE ELECTION AND RISK OF THE TENDERING COMMON UNIT HOLDER. COMMON UNITS WILL BE DEEMED DELIVERED ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

      SIGNATURE GUARANTEES. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section, includes any participant in the systems of the Book Entry Transfer Facility whose name appears on a security position listing as the owner of the Common Units) of Common Units tendered therewith and such registered holder has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal or (ii) if such Common Units are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (each, an "Eligible Institution" and, collectively, "Eligible Institutions"). In all other cases, all signatures on Letters of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal. If the certificates for Common Units are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or certificates for Common Units not tendered or not accepted for payment are to be returned, to a person other than the registered holder of the certificates surrendered, then the tendered certificates for such Common Units must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as aforesaid. See Instruction 5 to the Letter of Transmittal.

      GUARANTEED DELIVERY. If a Common Unit holder desires to tender Common Units pursuant to the Offer and such Common Unit holder's certificates for Common Units are not immediately available, the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such Common Unit holder's tender may be effected if all the following conditions are met:

            (i) such tender is made by or through an Eligible Institution;

            (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Buyer, is received by the Depositary, as provided below, prior to the Expiration Date; and

            (iii) the certificates for (or a Book-Entry Confirmation with respect to) such Common Units, together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and any other required documents, are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A "trading day" is any day on which the Nasdaq National Market is open for business.

      The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

      Notwithstanding any other provision hereof, payment for Common Units accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of

      o certificates for (or a timely Book-Entry Confirmation with respect to) such Common Units,

      o a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and

      o     any other documents required by the Letter of Transmittal.

      Accordingly, tendering Common Unit holders may be paid at different times depending upon when certificates for Common Units or Book-Entry Confirmations with respect to Common Units are actually received by the Depositary.

      UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE TO BE PAID BY THE BUYER FOR THE COMMON UNITS, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

      The valid tender of Common Units pursuant to one of the procedures described above will constitute a binding agreement between the tendering Common Unit holder and the Buyer upon the terms and subject to the conditions of the Offer.

      APPOINTMENT. By executing the Letter of Transmittal as set forth above (including delivery through an Agent's Message) the tendering Common Unit holder will irrevocably appoint designees of the Buyer as such Common Unit holder's attorneys-in-fact and proxies, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such Common Unit holder's rights with respect to the Common Units tendered by such Common Unit holder and accepted for payment by the Buyer, and with respect to any and all non-cash dividends, distributions, rights, other Common Units or other securities issued or issuable in respect of such Common Units on or after the date of this Offer to Purchase (collectively, "Distributions"). All such proxies will be considered coupled with an interest in the tendered Common Units. Such appointment will be effective if and when, and only to the extent that, the Buyer accepts for payment Common Units tendered by such Common Unit holder as provided herein. All such powers of attorney and proxies will be irrevocable and will be deemed granted in consideration of the acceptance for payment of Common Units tendered in accordance with the terms of the Offer. Upon such appointment, all prior powers of attorney, proxies and consents given by such Common Unit holder with respect to such Common Units (and any and all Distributions) will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such Common Unit holder (and, if given, will not be deemed effective). The designees of the Buyer will thereby be empowered to exercise all voting and other rights with respect to such Common Units (and any and all Distributions), including, without limitation, in respect of any annual or special meeting of the Company's Common Unit holders (and any adjournment or postponement thereof), actions by written consent in lieu of any such meeting or otherwise, as each such attorney-in-fact and proxy or his substitute shall in his sole discretion deem proper. The Buyer reserves the right to require that, in order for Common Units to be deemed validly tendered, immediately upon the Buyer's acceptance for payment of such Common Units, the Buyer must be able to exercise full voting, consent and other rights with respect to such Common Units (and any and all Distributions), including voting at any meeting of Common Unit holders.

      DETERMINATION OF VALIDITY. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Common Units will be determined by the Buyer, in its sole discretion, which determination will be final and binding. The Buyer reserves the absolute right to reject any or all tenders of any Common Units determined by it not to be in proper form or the acceptance for payment of which, or payment for which, may be unlawful. The Buyer also reserves the absolute right, in its sole discretion, subject to the provisions of the Merger Agreement, to waive any of the conditions of the Offer or any defect or irregularity in the tender of any Common Units of any particular Common Unit holder, whether or not similar defects or irregularities are waived in the case of other Common Unit holders. No tender of Common Units will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of the Buyer, Holdings, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Subject to the terms of the Merger Agreement, the Buyer's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

4. WITHDRAWAL RIGHTS

      Except as otherwise provided in this Section, tenders of Common Units are irrevocable. Common Units tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date.

      For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and must specify

      o the name of the person having tendered the Common Units to be withdrawn,

      o     the number of Common Units to be withdrawn and

      o the name of the registered holder of the Common Units to be withdrawn, if different from the name of the person who tendered the Common Units.

      If certificates for Common Units have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Common Units have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Common Units have been delivered pursuant to the procedures for book-entry transfer as set forth in "THE OFFER: PROCEDURE FOR TENDERING COMMON UNITS" above, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Common Units and otherwise comply with the Book-Entry Transfer Facility's procedures.

      Withdrawals of tenders of Common Units may not be rescinded, and any Common Units properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Common Units may be re-tendered by following one of the procedures described in "THE OFFER: PROCEDURE FOR TENDERING COMMON UNITS" above, any time prior to the Expiration Date.

      All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Buyer, in its sole discretion, which determination will be final and binding. None of the Buyer, Holdings, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. CERTAIN FEDERAL INCOME TAX MATTERS

      The following summary is a general discussion of certain of the United States federal income tax consequences of the Offer and the Merger that may be relevant to beneficial holders of Common Units whose Common Units are tendered and accepted for payment pursuant to the Offer or whose Common Units are converted to cash pursuant to the Merger. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, rulings issued by the Internal Revenue Service (the "IRS"), and judicial decisions, all as of the date of this Offer to Purchase. All of the foregoing is subject to change or alternative construction, possibly with retroactive effect, and any such change or alternative construction could affect the continuing accuracy of this summary. This summary is based on the assumption that the Company is a partnership for federal income tax purposes, that the Company is not classified as a publicly traded partnership treated as a corporation for federal income tax purposes pursuant to Section 7704 of the Code, and that the Company is operated in accordance with its organizational documents including its certificate of limited partnership and Limited Partnership Agreement. This summary is for general information only and does not purport to discuss all aspects of federal income taxation which may be important to a particular person in light of its investment or tax circumstances, or to certain types of investors subject to special tax rules (including financial institutions, broker-dealers, insurance companies, tax-exempt organizations and, except to the extent discussed below, foreign investors, as determined for United States federal income tax purposes), nor (except as otherwise expressly indicated) does it describe any aspect of state, local, foreign or other tax laws. This summary assumes that the Common Units constitute capital assets within the meaning of
Section 1221 of the Code in the hands of the beneficial holders (generally, property held for investment). No advance ruling has been or will be sought from the IRS regarding any matter discussed in this Offer to Purchase. Further, no opinion of counsel has been obtained with regard to the offer.

      THE FEDERAL  INCOME TAX  TREATMENT OF A BENEFICIAL  HOLDER OF COMMON UNITS
PARTICIPATING IN THE OFFER OR THE MERGER DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE.

ACCORDINGLY, YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE OFFER AND THE MERGER IN LIGHT OF YOUR SPECIFIC TAX SITUATION.

      TAX CONSEQUENCES TO BENEFICIAL HOLDERS WHICH TENDER COMMON UNITS FOR CASH OR WHOSE COMMON UNITS ARE CONVERTED TO CASH PURSUANT TO THE MERGER. You will recognize gain or loss on a sale or conversion of a Common Unit equal to the difference between (i) your "amount realized" on the sale or conversion and (ii) your adjusted tax basis in the Common Unit sold or converted. The "amount realized" will be equal to the sum of the amount of cash received by you for the Common Unit sold or converted pursuant to the Offer or the Merger plus the amount of Company liabilities allocable to the Common Unit (as determined under Section 752 of the Code). Thus, your taxable gain and tax liability resulting from a sale or conversion of a Common Unit could exceed the cash received upon such sale.

      ADJUSTED TAX BASIS. If you acquired your Common Units for cash, your initial tax basis in such Common Units was generally equal to your cash investment in your partnership increased by your share of partnership liabilities at the time you acquired such Common Units. Your initial tax basis generally has been increased by (i) your share of Company income and gains, and
(ii) any increases in your share of Company liabilities, and has been decreased (but not below zero) by (i) your share of Company cash distributions, (ii) any decreases in your share of Company liabilities, (iii) your share of Company losses, and (iv) your share of nondeductible Company expenditures that are not chargeable to capital. For purposes of determining your adjusted tax basis in your Common Units immediately prior to a disposition of your Common Units, your adjusted tax basis in your Common Units will include your allocable share of Company income, gain or loss for the taxable year of disposition. If your adjusted tax basis is less than your share of Company liabilities (e.g., as a result of the effect of net loss allocations and/or distributions exceeding the cost of your Common Unit), your gain recognized with respect to a Common Unit pursuant to the Offer or the Merger will exceed the cash proceeds realized upon the sale or conversion of such Common Unit.

      CHARACTER OF GAIN OR LOSS RECOGNIZED PURSUANT TO THE OFFER OR THE MERGER. Except as described below, the gain or loss recognized by you on a sale or conversion of a Common Unit pursuant to the Offer or the Merger generally will be treated as a long-term capital gain or loss if you held the Common Unit for more than one year. Long-term capital gains recognized by individuals and certain other noncorporate taxpayers generally will be subject to a maximum United States federal income tax rate of 20%. Short-term capital gain recognized by a noncorporate taxpayer is subject to tax at ordinary income tax rates. Capital losses are deductible only to the extent of capital gains, except that non-corporate taxpayers may deduct up to $3,000 of capital losses in excess of the amount of their capital gains against ordinary income.

      If the amount realized with respect to a Common Unit that is attributable to your share of "inventory items" or "unrealized receivables" of the Company exceeds the tax basis attributable to those assets, such excess will be treated as ordinary income. Among other things, "unrealized receivables" include depreciation recapture for certain types of property. In addition, the maximum United States federal income tax rate applicable to persons who are noncorporate taxpayers for net capital gains attributable to the sale of depreciable real property (which may be determined to include an interest in a partnership such as your Common Units) held for more than one year is currently 25% (rather than 20%) with respect to that portion of the gain attributable to depreciation deductions previously taken on the property.

      If you tender a Common Unit in the Offer or if your Common Units are converted pursuant to the Merger, you will be allocated a share of Company taxable income or loss for the year of tender or the Merger with respect to any Common Units sold or converted. You will not receive any future distributions on Common Units tendered or converted on or after the date on which such Common Units are accepted for purchase or converted and, accordingly, you may not receive any distributions with respect to such accreted income. Such allocation and any Company cash distributions to you for that year will affect your adjusted tax basis in your Common Unit and, therefore, the amount of your taxable gain or loss upon a sale of a Common Unit pursuant to the Offer or the Merger.

      PASSIVE ACTIVITY LOSSES. The passive activity loss rules of the Code limit the use of losses derived from passive activities, which generally include investments in limited partnership interests such as your Common Units. An individual, as well as certain other types of investors, generally cannot use losses from passive activities to offset nonpassive activity income received during the taxable year. Passive losses that are disallowed for a particular tax year are "suspended" and may be carried forward to offset passive activity income earned by the investor in future taxable years. In addition, such suspended losses may be claimed as a deduction, subject to other applicable limitations, upon a taxable disposition of the investor's interest in such activity.

      Upon the sale or conversion of all of your Common Units pursuant to the Offer or the Merger, the balance of any "suspended" losses from the Company that were not otherwise utilized against passive activity income as described in the two preceding sentences will generally no longer be suspended and will generally therefore be deductible (subject to any other applicable limitations) by you against any other income for that year, regardless of the character of that income. You are urged to consult your tax advisor concerning whether, and the extent to which, you have available "suspended" passive activity losses from your partnership or other investments that may be used to reduce gain from the sale of Common Units pursuant to the Offer or the Merger.

      INFORMATION REPORTING, BACKUP WITHHOLDING AND FIRPTA. If you tender any Common Units, you must report the transaction by filing a statement with your United States federal income tax return for the year of the tender which provides certain required information to the IRS. To prevent the possible application of back-up United States federal income tax withholding of 31% with respect to the payment of the Offer or Merger consideration, you are generally required to provide us with your correct taxpayer identification number. See the instructions to the acknowledgment and agreement set forth in the accompanying Letter of Transmittal.

      Gain realized by a foreign beneficial holder of Common Units on a sale or conversion of a Common Unit pursuant to the Offer or the Merger will be subject to federal income tax only if the beneficial holder owns (directly or through attribution) at least 5% of the value of all Common Units.

      BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH BENEFICIAL HOLDER OF COMMON UNITS IS URGED TO CONSULT SUCH BENEFICIAL HOLDER'S OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH BENEFICIAL HOLDER OF THE OFFER AND THE MERGER, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL AND OTHER TAX LAWS.

6. PRICE RANGE OF THE COMMON UNITS; DISTRIBUTIONS ON THE COMMON UNITS

      The Common Units are traded on the Nasdaq National Market under the symbol "TIMBZ." The Common Units began trading on November 14, 1997, at an initial public offering price of $21.00 per Common Unit. As of November 1, 2002, there were approximately 113 record holders of the Common Units. The Company has been notified by the Nasdaq National Market that it is currently not in compliance with certain requirements for continued listing and a hearing was held on October 31, 2002 to consider the continued listing of the Common Units on the Nasdaq National Market. The hearing panel has not yet issued a decision, and there can be no assurance that the panel will allow the Common Units to continue to be listed on the Nasdaq National Market.

      The following table shows the high and low reported closing price per Common Unit on Nasdaq for the periods indicated.

                                                      High               Low
                                                      ------           ------
2000
First Quarter ....................................    $11.38            $9.50
Second Quarter ...................................    $10.56            $9.56
Third Quarter ....................................    $11.38            $9.63
Fourth Quarter ...................................    $10.75            $5.38

2001
First Quarter ....................................     $8.50            $7.13
Second Quarter ...................................     $8.48            $5.20
Third Quarter ....................................     $5.92            $2.68
Fourth Quarter ...................................     $2.90            $1.59

2002
First Quarter ....................................     $2.04            $1.68
Second Quarter ...................................     $2.51            $1.15
Third Quarter ....................................     $1.35            $0.70
Fourth Quarter
  (through November 14, 2002) ....................     $2.75            $0.73

      On October 16, 2002, the last full trading day prior to the public announcement of the execution of the Merger Agreement, the last reported sales price of the Common Units on the Nasdaq National Market was $0.74 per Common Unit. On November 14, 2002, the last full trading day before commencement of the Offer, the last reported closing sales price of the Common Units on Nasdaq was $2.71 per Common Unit. COMMON UNIT HOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE COMMON UNITS.

      The Company made its first cash distribution on the Common Units on May 15, 1998 of $.73, representing the sum of $.50, the Minimum Quarterly Distribution (as defined in the Limited Partnership Agreement) for the first quarter of 1998, plus $.23, the pro rata portion of the Minimum Quarterly Distribution for the period from November 19, 1997 through December 31, 1997. The Company made the Minimum Quarterly Distributions of $.50 per Common Unit for the second, third, and fourth quarters of 1998. During 1999 and 2000 the Company made the Minimum Quarterly Distributions of $.50 per Common Unit for each quarterly period. The Company made the Minimum Quarterly Distribution of $.50 per Common Unit on February 19, 2001 but announced on May 10, 2001 that, due to current conditions in the timber market, the quarterly distribution would be suspended indefinitely.

7. EFFECT OF THE OFFER ON THE MARKET FOR THE COMMON UNITS; NASDAQ QUOTATION; EXCHANGE ACT REGISTRATION; MARGIN REGULATIONS

      EFFECT OF THE OFFER ON THE MARKET FOR THE COMMON UNITS. The purchase of Common Units by the Buyer pursuant to the Offer will reduce the number of Common Units that might otherwise trade publicly and will reduce the number of holders of Common Units, which, depending upon the number of Common Units so purchased, could adversely affect the liquidity and market value of the remaining Common Units held by the public. Following consummation of the Offer, unless the Minimum Condition is waived or amended as permitted by the Merger Agreement, more than 50% of the outstanding Common Units will be owned by Holdings, the Buyer, the General Partner and their affiliates. The Buyer cannot predict whether the reduction in the number of Common Units that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Common Units or whether it would cause future market prices to be greater or less than the Offer Price.

      NASDAQ QUOTATION. The Common Units are traded on the Nasdaq National Market. Depending upon the number of Common Units purchased pursuant to the Offer, the Common Units may no longer comply with requirements of the Nasdaq National Market for continued inclusion on the Nasdaq National Market. Moreover, the Company has been notified by the Nasdaq National Market that it is currently not in compliance with certain requirements for continued listing and a hearing was held on October 31, 2002 to consider the continued listing of the Common Units on the Nasdaq National Market. The hearing panel has not yet issued a decision, and there can be no assurance that the panel will allow the Common Units to continue to be listed on the Nasdaq National Market. If the Nasdaq National Market were to cease to publish quotations for the Common Units, it is possible that the Common Units would continue to trade in the over-the-counter market and that price or other quotations would be reported by other sources. The extent of the public market for such Common Units and the availability of such quotations would depend, however, upon such factors as the number of Common Unit holders and/or the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Common Units on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors.

      EXCHANGE ACT REGISTRATION. The Common Units are currently registered under the Exchange Act. Registration of the Common Units under the Exchange Act may be terminated upon application of the Company to the Commission if the Common Units are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Common Units under the Exchange Act would substantially reduce the information required to be furnished by the Company to its Common Unit holders and to the Commission and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing an annual report to Common Unit holders and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions. Furthermore, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities pursuant to Rule 144 or Rule 144A promulgated under the Securities Act of 1933, as amended (the "Securities Act"), may be impaired or eliminated.

      MARGIN REGULATIONS. The Common Units presently are "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which status has the effect, among other things, of allowing brokers to extend credit on the collateral of such securities. Depending upon factors similar to those described above regarding stock exchange listing and market quotations, it is possible that, following the Offer, the Common Units would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers. In addition, if registration of the Common Units under the Exchange Act were terminated, the Common Units would no longer constitute "margin securities."

      The Company presently does not intend to seek de-listing of the Common Units from the Nasdaq National Market and the termination of the registration of the Common Units under the Exchange Act prior to the Merger even if the requirements for such de-listing and termination are met. If the Nasdaq National Market listing and the Exchange Act registration of the Common Units are not terminated prior to the Merger, then the Common Units will be delisted from the Nasdaq National Market and the registration of the Common Units under the Exchange Act will be terminated following the consummation of the Merger.

8. CERTAIN INFORMATION CONCERNING THE COMPANY

      GENERAL. The information concerning the Company contained in this Offer to Purchase, including that set forth below under the caption "Selected Financial Information," has been furnished by the Company or has been taken from or based upon publicly available documents and records on file with the Commission and other public sources. None of Holdings the Buyer, the Depositary or the Information Agent assumes responsibility for the accuracy or completeness of the information concerning the Company contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Holdings, the Buyer, the Depositary or the Information Agent.

      The business of the Company consists of growing trees and the sale of logs and standing timber. The Company owns approximately 670,000 fee acres of timberland and cutting rights in approximately 18,000 acres of timberland (collectively the "Timberlands") containing total merchantable timber volume estimated to be approximately 1.8 billion board feet in Oregon east of the Cascade Range. Logs harvested from the Timberlands are sold to unaffiliated domestic conversion facilities. These logs are processed for sale as lumber, plywood and other wood products, primarily for use in new residential home construction, home remodeling and repair and general industrial applications.
The  Company   also  owns  and  operates  its  own  seed  orchard  and  produces approximately five million conifer seedlings annually from its nursery, approximately half of which are used for its own internal reforestation programs, with the balance sold to other forest products companies.

      From time to time, some officers of the General Partner may assist Common Unit holders with tendering their Common Units, or provide information necessary for them to do so.

      The Company operates in part through its subsidiary companies. The address and telephone numbers of the principal executive offices of the Company are 625 Madison Avenue, Suite 10-B, New York, New York 10022.

      The selected financial information of the Company set forth below for the years ended December 31, 2001 and December 31, 2000 is based on audited financial statements. The selected financial information set forth below for the nine months ended September 30, 2002 and 2001 is based on unaudited financial statements. This information should be read in conjunction with such financial statements, including notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company" in the Annual Report on Form 10-K of the Company for the year ended December 31, 2001, and the Quarterly Report on Form 10-Q for the quarter ended September 30, 2002.

      Additional financial information is included in the reports and other documents filed by the Company with the Commission. The following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information (including any related notes) contained therein, and all such reports, documents and information are hereby incorporated herein by reference. Such reports and other documents may be inspected and copies may be obtained from the Commission in the manner set forth below.

                         U.S. TIMBERLANDS COMPANY, L.P.
               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

                 Condensed Consolidated Statement of Operations
                (in thousands, except unit and per unit amounts)

                                                                                           Nine Months Ended
                                                              Year Ended December             September 30,
                                                              -------------------         --------------------
                                                              2001          2000           2002           2001
                                                              ----          ----           ----           ----
Revenues (includes sales to affiliates of
  $9,900 and $12,392 through the nine months
  ended September 30, 2002 and September 30,
  2001, respectively, and sales to affiliates
  of $19,015 and $1,254 for the full year
  ended December 31, 2001and 2000,
  respectively) .........................................  $   54,564    $    75,612    $    30,939   $    41,093
Cost of timber harvested ................................     (16,652)       (19,853)        (9,963)      (12,926)
Cost of timber and property sales .......................          --         (2,641)          (863)           --
Depreciation, depletion and road amortization ...........     (37,287)       (28,816)       (20,930)      (27,787)
                                                           ----------    -----------    -----------   -----------
           Gross profit (loss) ..........................         625         24,302         (1,474)          380
Selling, general and administrative expenses ............      (8,340)        (8,428)        (4,619)       (6,246)
Equity in net income (loss) of affiliate ................      (6,403)         1,990         (8,302)       (3,575)
                                                           ----------    -----------    -----------   -----------
Operating income (loss) .................................     (14,118)        17,864        (14,395)       (9,441)
Interest expense ........................................     (21,993)       (21,921)       (16,213)      (16,532)
Amortization of deferred financing fees .................        (675)          (675)          (506)         (506)
Interest income .........................................         101            403              9            85
Other income, net .......................................         131            208            112           133
                                                           ----------    -----------    -----------   -----------
Income (loss) before general partner and
  minority interest .....................................     (36,554)        (4,121)       (30,994)      (26,261)
Minority interest .......................................         366             41            247           263
                                                           ----------    -----------    -----------   -----------
Net income (loss) before general
  partner interest ......................................     (36,188)        (4,080)       (30,747)      (25,998)
General partner interest ................................         366             41            373           263
                                                           ----------    -----------    -----------   -----------
Net income (loss) applicable to common and
  subordinated units ....................................  $  (35,822)   $    (4,039)   $   (30,375)  $   (25,736)
                                                           ==========    ===========    ===========   ===========
Net income (loss) per each common and
  subordinated unit--basic and diluted ..................  $    (2.79)   $     (0.31)   $     (2.36)  $     (2.00)
                                                           ==========    ===========    ===========   ===========
Weighted-Average units outstanding ......................  12,859,607     12,859,607     12,859,607    12,859,607

                         U.S. TIMBERLANDS COMPANY, L.P.
               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

            Condensed Consolidated Balance Sheet Data (in thousands)

                                                    September 30,   December 31,
                                                        2002            2001
                                                    -------------   ------------
ASSETS
Current assets:
   Cash and cash equivalents .....................      $ 950        $ 1,070
   Accounts receivable, net ......................      1,588            311
   Due from general partner ......................         81             --
   Other receivables .............................         73            280
   Notes receivable ..............................        459          1,153
   Prepaid expenses and other current assets .....         10            225
                                                     --------       --------
        Total current assets .....................      3,162          3,039
   Timber and timberlands, net ...................    197,978        214,511
   Investment in affiliate .......................     23,307         31,609
   Property, plant and equipment, net ............        772            811
   Notes receivable, less current portion ........        130            428
   Deferred financing fees, net ..................      3,467          3,973
                                                     --------       --------
        Total assets .............................   $228,817       $254,371
                                                     ========       ========
LIABILITIES AND PARTNERS' CAPITAL
Current liabilities:
   Accounts payable ..............................      1,179          1,334
   Accrued liabilities ...........................      8,967          3,331
   Advances from affiliates ......................         --             --
   Payable to general partner and affiliate ......         --             41
        Total current liabilities ................     10,416          4,706
Long-term debt ...................................    225,000        225,000
                                                     --------       --------
Minority interest ................................         --            247
Partners' capital
   General partner interest ......................       (126)           247
   Limited partner interest (12,859,607
     units issued and outstanding) ...............     (6,203)        24,171
                                                     --------       --------
                                                       (6,329)        24,418
                                                     --------       --------
        Total liabilities and partners' capital ..   $228,817       $254,371
                                                     ========       ========

      AVAILABLE INFORMATION. The Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Information as of particular dates concerning the Company's directors and officers, their remuneration, options granted to them, the principal holders of the Company's securities and any material interests of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Company's Common Unit holders and filed with the Commission. Reports, proxy statements and other information filed with the Commission can be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at the New York Stock Exchange, 20 Broad Street, New York, NY 10005 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. Copies of such information can also be obtained by mail upon payment of the Commission's prescribed rates by writing to the Commission's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information relating to the Company which have been filed via the EDGAR System.

9. CERTAIN INFORMATION CONCERNING HOLDINGS AND THE BUYER

      The Buyer is a newly formed Delaware limited liability company organized in connection with the Offer and the Merger and has not carried on any activities other than in connection with the Offer and the Merger. All of the outstanding equity securities of the Buyer are directly owned by Holdings. Holdings is a Delaware limited liability company.

      The principal offices of each of Holdings and the Buyer are located at 625 Madison Avenue, Suite 10-B, New York, New York 10022. The telephone number of each of Holdings and the Buyer is (212) 755-1100. For certain information concerning the executive officers and directors of Holdings and the Buyer, see
Schedule I, Parts 1, 2 and 3.

      None of the Buyer or Holdings, nor, to the best knowledge of the Buyer and Holdings, any of the persons listed on Schedule I, Parts 1, 2 and 3, has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to federal or state securities laws, or a finding of any violation of federal or state securities laws.

      Except as set forth in this Offer to Purchase, neither the Buyer nor Holdings, nor, to the best knowledge of the Buyer or Holdings, any of the persons listed on Schedule I, Parts 1, 2 and 3, nor any associate or majority-owned subsidiary of any of the foregoing, beneficially owns or has a right to acquire any Common Units, and neither the Buyer nor Holdings nor, to the best of knowledge of the Buyer or Holdings, any of the persons or entities referred to above, nor any of the respective executive officers, directors or subsidiaries of any of the foregoing, has effected any transaction in the Common Units during the past 60 days.

      Except as set forth in this Offer to Purchase, neither the Buyer nor Holdings has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies.

      Except as set forth in this Offer to Purchase, neither Holdings, the Buyer, any of their respective affiliates, nor, to the best knowledge of Holdings or the Buyer, any of the persons listed on Schedule I, Parts 1, 2 and 3, has had any business relationships or transactions with the Company or any of its executive officers, directors or affiliates that are required to be reported under the rules of the Commission and have not been so reported. Except as described in this Offer to Purchase, there have been no contacts, negotiations or transactions between Holdings, the Buyer, any of their respective affiliates or, to the best knowledge of Holdings, the Buyer, any of the persons listed on
Schedule I, Parts 1, 2 and 3, and the Company or its affiliates concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, election of directors or a sale or other transfer of a material amount of assets.

10. THE MERGER AGREEMENT

      The following is a summary of certain provisions of the Merger Agreement not discussed elsewhere in this Offer to Purchase. The summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached as Exhibit B hereto. Capitalized terms not otherwise defined below shall have the meanings set forth in the Merger Agreement. The Merger Agreement may also be examined and copies may be obtained at the places set forth in this Offer in "THE OFFER: CERTAIN INFORMATION CONCERNING HOLDINGS AND THE BUYER" above.

      REPRESENTATIONS AND WARRANTIES. In the Merger Agreement, the Company has made customary representations and warranties to Holdings and the Buyer with respect to, among other things, corporate organization, equity securities, options or other rights to acquire Common Units, authority to enter into the Merger Agreement, required consents and votes required to approve the Merger Agreement.

      In the Merger Agreement, each of Holdings and the Buyer has made customary representations and warranties to the Company with respect to, among other things, corporate organization and authority to enter into the Merger Agreement and required consents.

      CONDITIONS TO THE MERGER. The respective obligations of each of Holdings, the Buyer and the Company to effect the Merger are subject to the satisfaction or waiver of each of the following conditions: (i) the approval of a majority of the outstanding Common Units and Subordinated Units, each voting as a separate class, shall have been obtained, provided that neither the Holdings nor the Buyer may assert this condition unless Holdings, the Buyer and their affiliates vote all Common Units or Subordinated Units held by any of them in favor of such matters; (ii) the waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired; (iii) no temporary restraining order, preliminary or permanent injunction or other order issued by any Governmental Entity (as defined in the Merger Agreement) or other legal restraint or prohibition shall be in effect preventing or prohibiting the acceptance for payment of, or payment for, Common Units pursuant to the Offer, or the consummation of the Merger, provided, however, that the parties shall use commercially reasonable efforts to have any such injunction, order, restraint or prohibition vacated; (iv) no statute, rule, order, decree or regulation shall have been enacted or promulgated by any Governmental Entity of competent jurisdiction that prohibits the consummation of the Merger; and (v) the Buyer shall have purchased Common Units pursuant to the Offer; provided, however, neither Holdings nor the Buyer may assert this condition if the Buyer shall have failed, in violation of the terms of the Merger Agreement or the Offer, to purchase the Common Units so tendered and not withdrawn.

      Notwithstanding anything in the Merger Agreement to the contrary, prior to the Effective Time of the Merger, the approval of the Special Committee shall be required to authorize (i) any termination of the Merger Agreement by the Company, (ii) any amendment or modification of the Merger Agreement requiring action by the Company or the General Partner, (iii) any consent of the Company or the General Partner under the terms of the Merger Agreement, (iv) any extension of time for performance of any obligation or action under the Merger Agreement by Holdings or the Buyer, (v) any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of the Company, the General Partner or the Limited Partners or (vi) other action by the Company or the General Partner under the Merger Agreement which could adversely affect the Common Unit holders.

      COMMON UNIT HOLDERS' MEETING; PROXY STATEMENT. As soon as practicable after the consummation of the Offer, the Company shall prepare and file with the SEC a preliminary proxy statement, respond promptly to any comments made by the SEC with respect to such preliminary filing and file with the SEC a definitive proxy statement and, to the extent required by applicable law, shall cause the definitive proxy statement to be disseminated to the Common Unit holders. As promptly as practicable following the SEC's review of the Proxy Statement, the General Partner shall duly call, give notice of, convene and hold a meeting of its Common Unit holders (the "Common Unit Holders Meeting") for the purpose of approving the Merger, the Merger Agreement and the transactions contemplated thereby. Unless the Special Committee determines in good faith, after consultation with its outside legal advisors, that doing so could result in a breach of fiduciary duties to the Common Unit holders or the Company under applicable law, the Company will, through its General Partner, submit each of the foregoing matters to a vote of the Common Unit holders and recommend their approval of such matters, and (unless an information statement has been filed) seek to obtain all votes and approvals thereof by the Common Unit holders. Subject to the foregoing, such recommendation, together with a copy of the fairness opinion shall be included in the Proxy Statement.

      EMPLOYEE MATTERS. The Merger Agreement does not prohibit the Company or the Buyer from terminating the employment of any employee at any time with or without cause (subject to, and in accordance with the terms of, any existing employment agreements), nor shall it be construed or applied to restrict the ability of the Buyer or Holdings to establish such types and levels of compensation and benefits as they determine to be appropriate.

      OPTIONS. The Merger Agreement provides that, as soon as practicable following the date of the Merger Agreement, the Company shall take all actions as may be required to ensure that, at the Effective Time of the Merger, each option ("Option") granted under the Company's Long-Term Incentive Plan will automatically be converted into an option to receive, upon exercise thereof in accordance with the terms and provisions thereof (including, without limitation, the payment of the applicable exercise price) and subject to any conditions or restrictions contained therein, an amount in cash equal to the product of (1) the number of Common Units issuable upon the exercise of such Option immediately prior to the Effective Time of the Merger and (2) the Merger

Consideration. Because the exercise price for each Option is greater than the Merger Consideration, the Company does not expect any Options to be exercised.

      INTERIM OPERATIONS; COVENANTS. Pursuant to the Merger Agreement, until the Effective Time of the Merger, the Company has agreed that, except as expressly contemplated by the Merger Agreement, the Company shall, and shall cause its subsidiaries to, act and carry on their respective businesses in the ordinary course of business consistent with past practice. Without limiting the generality of the foregoing, during such period, the Company shall not, and shall not permit any of its subsidiaries to, without the prior written consent of Holdings and the Buyer, which consent shall not be unreasonably withheld, delayed or conditioned:

      o declare, set aside or make any distributions in respect of any equity interest in the Company or any Subsidiary, except for (i) distributions required under the Limited Partnership Agreement and
            (ii) distributions by a Subsidiary of the Company to the Company or a wholly-owned Subsidiary in accordance with applicable law;

      o split, combine or reclassify any of its equity securities of the Company or any Subsidiary, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its equity securities or any of its Subsidiaries' equity securities;

      o purchase, redeem or otherwise acquire any of its equity interest or any equity securities of any of its Subsidiaries or any rights, warrants or options to acquire any such interests or other securities outstanding on the date of the Merger Agreement;

      o authorize for issuance, issue, deliver, sell, pledge or otherwise encumber any of its equity securities or the equity securities of any of its Subsidiaries or any rights, warrants or options to acquire, any such equity interests;

      o     amend  its   certificate   of  limited   partnership,   its  Limited
            Partnership Agreement or any other organizational documents;

      o acquire by merging or consolidating with, or by purchasing a substantial portion of the stock or assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization which would be material to the Company and its Subsidiaries as a whole;

      o incur any indebtedness for borrowed money or guarantee any such indebtedness of another person in an amount in excess of $10 million, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of another Person, enter into any "keep well" or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing, except for borrowings under current credit facilities and for lease obligations, in each case incurred in the ordinary course of business consistent with past practice;

      o make any loans, advances or capital contributions to, or investments in, any other person, other than to the Company or any wholly-owned Subsidiary of the Company;

      o adopt resolutions providing for or authorizing a liquidation or a dissolution; or

      o authorize any of, or commit or agree to take any of, the foregoing actions.

      ADDITIONAL UNDERTAKINGS; NOTIFICATION. Pursuant to the Merger Agreement, Holdings, the Buyer and the Company agree to use all commercially reasonable efforts and cooperate with one another in promptly (i) determining whether any filings are required to be made or consents, approvals, waivers, licenses, permits or authorizations are required to be obtained (or, which if not obtained, would result in a breach, or violation, or an event of default, termination or acceleration of any agreement or any put or call right under any agreement) under any applicable law or regulation or from any governmental entities or third parties in connection with the Offer or the Merger and (ii) making any such filings, furnishing information required in connection therewith and timely seeking to obtain any such consents, approvals, permits or authorizations.

      OTHER PROPOSALS. The Merger Agreement prohibits the Company, the General Partner, the Company's subsidiaries, and any of their respective officers, directors, employees, representatives, agents or affiliates (including, without limitation, any investment banker, attorney or accountant retained by any of them) (collectively, "Responsible Parties") from, directly or indirectly: (i) initiating, soliciting, knowingly encouraging or knowingly facilitating (including by way of furnishing information) the making of any proposal or offer that constitutes, a Transaction Proposal; (ii) entering into, maintaining or continuing discussions or negotiate with any Person in furtherance of, or in order to encourage, a Transaction Proposal; (iii) agreeing to, approving, recommending, or endorsing a Transaction Proposal; or (iv) disclosing any non-public information relating to the Company or any subsidiary of the Company or affording access to the properties, books or records of the Company or any subsidiary of the Company to any person that has made or may reasonably be expected to make a Transaction Proposal or that has advised the Company that it is or may be interested in making a Transaction Proposal.

      Notwithstanding the foregoing, prior to the acceptance for payment of, and payment for, Common Units pursuant to the Offer the Special Committee shall not be prohibited from:

      o furnishing information with respect to the Company or participating in discussions or negotiations regarding a Transaction Proposal, in response to a proposal or offer that constitutes a Transaction Proposal which the Special Committee determines in good faith, after consultation with the Special Committee's outside legal and financial advisors, could reasonably be expected to result in a Company Superior Proposal; or

      o making to the Company's Common Unit holders any recommendation and related filing with the Commission as required by Rule 14e-2 and 14d-9 under the Exchange Act, with respect to any tender offer.

      "Transaction Proposal" shall mean a proposal relating to (or a public announcement or filing of an intention or plan to engage in) any of the following (other than the transactions between the Company, Holdings and the Buyer contemplated by the Offer and the Merger Agreement) involving the Company or any of its subsidiaries:

      o any merger, consolidation, Common Unit exchange, recapitalization, business combination, or other similar transaction;

      o except in the ordinary course of business, any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the Company and its subsidiaries, taken as a whole, in a single transaction or series of related transactions;

      o any tender offer or exchange offer for, or the acquisition of (or right to acquire) "beneficial ownership" by any person, "group" or entity (as such terms are defined under Section 13(d) of the Exchange Act), of 20% or more of the outstanding equity securities of the Company; or

      o     any   recapitalization,    liquidation,   dissolution   or   similar
            transaction involving the Company or any of its subsidiaries.

      "Company Superior Proposal" shall mean a Transaction Proposal that includes terms that the Special Committee determines in good faith, after consultation with its outside legal and financial advisors, to be more favorable to the holders of the Limited Partners than the Offer and the Merger.

      Prior to the Special Committee withdrawing or modifying its approval or recommendation of the Offer, the Merger Agreement or the Merger, the Company
shall provide Holdings and the Buyer with a written notice (a "Notice of Takeover Proposal") advising them that the Special Committee has received a Transaction Proposal, specifying the material terms and conditions of such Transaction Proposal and identifying the person making such Transaction Proposal.

      INDEMNIFICATION; DIRECTORS' AND OFFICERS' INSURANCE. The Merger Agreement provides that, from the Effective Time of the Merger through the sixth anniversary of the Effective Time of the Merger, the Surviving Company shall indemnify and hold harmless each Person who is now, or has been at any time prior to the date of the Merger Agreement, or becomes prior to the Effective Time of the Merger a director, officer employee or agent of the Company and its Subsidiaries ("Indemnified Parties") against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses (including reasonable attorneys' fees and disbursements) (collectively, "Costs") incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to (i) the fact that the Indemnified Party is or was an officer, director, employee or agent of the Company or any of its Subsidiaries or (ii) matters existing or occurring at or prior to the Effective Time of the Merger, (including the Merger Agreement and the transactions and actions contemplated thereby), whether asserted or claimed prior to, at or after the Effective Time of the Merger, to the fullest extent as permitted under applicable law, to the extent such Costs have not been paid for by insurance. Each Indemnified Party will be entitled to advancement of expenses incurred in the defense of any claim, action, suit, proceeding or investigation from the Surviving Company within thirty days of receipt by the Surviving Company from the Indemnified Party of a request therefor, along with the supporting documentation; provided that any Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification.

      The Merger Agreement provides that the Surviving Company, at no expense to the beneficiaries, shall maintain in effect for six years from the Effective Time of the Merger the current directors' and officers' liability insurance policies maintained by the Company with respect to matters existing or occurring at or prior to the Effective Time of the Merger (including the transactions contemplated by the Merger Agreement), so long as the annual premium therefor would not be in excess of 450% of the last annual premium paid prior to the date of the Merger Agreement (such 450%, the "Maximum Premium"). If the Company's existing insurance expires, or is terminated or canceled, during such six-year period (or the annual premium therefor would exceed the Maximum Premium) the Surviving Company shall use commercially reasonable efforts to obtain, for the remainder of such period, replacement directors' and officers' liability insurance with the most advantageous limits, deductibles and other terms and conditions available for an annualized premium not in excess of the Maximum Premium (as determined by the Surviving Company in its reasonable discretion).

      TERMINATION. The Merger Agreement may be terminated and the transactions contemplated therein abandoned at any time prior to the Effective Time of the Merger, whether before or after approval of the matters presented in connection with the Merger by the Limited Partners:

      o     by mutual written consent of Holdings, the Buyer and the Company;

      o by either Holdings, the Buyer or the Company, if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting, or if there shall be in effect any other legal restraint or prohibition preventing or prohibiting, the acceptance for payment of, or payment for, Common Units pursuant to the Offer or the consummation of the Merger, and such order, decree, ruling or other action shall have become final and non-appealable (other than due to the failure of the party seeking to terminate the Merger Agreement to perform its obligations under the Merger Agreement required to be performed at or prior to the Effective Time of the Merger);

      o by the Company, if the Buyer shall not have (i) commenced the Offer on or before November 25, 2002, or (ii) accepted for payment any Common Units pursuant to the Offer (other than due to the failure of the Company to perform its obligations under the Merger Agreement) by January 31, 2003, or, if any necessary approvals required under the HSR Act shall not have been obtained on such date, by such date ten Business Days after receipt of all necessary approvals under the HSR Act;

      o by Holdings and the Buyer, in the event of a material breach or failure to perform in any material respect by the Company of any covenant or other agreement contained in the Merger Agreement or in the event of a breach of any representation or warranty of the Company that could reasonably be expected to have a Material Adverse Effect or to materially adversely affect the ability of the parties to consummate the transactions contemplated hereby, in each case which cannot be or has not been cured within 10 days after the giving of written notice to the Company;

      o by the Company, prior to the Buyer's purchase of any Common Units pursuant to the Offer, in the event of a material breach or failure to perform in any material respect by Holdings or the Buyer of any covenant or other agreement contained in this Agreement or in the event of a breach of any representation or warranty of Holdings or the Buyer that could reasonably be expected to materially adversely affect the ability of the parties to consummate the transactions contemplated hereby, in each case which cannot be or has not been cured within 10 days after the giving of written notice to Holdings and the Buyer;

      o by Holdings and the Buyer, if the Buyer shall not have accepted for payment any Common Units pursuant to the Offer (other than due to the failure of Holdings or the Buyer to perform their respective obligations under the Merger Agreement) by November 25, 2002;

      o by the Company in response to a Company Superior Proposal, but only at a time that during the Company Applicable Period and is after the fifth Business Day following the Buyer's receipt of written notice advising the Buyer that the Special Committee is prepared to accept a Company Superior Proposal, specifying the material terms and conditions of such Company Superior Proposal and identifying the person making such Company Superior Proposal; or

      o by Holdings and the Buyer, if the Special Committee shall withdraw or modify in any adverse manner its approval or recommendation of the Merger Agreement, the Offer or the Merger.

11. SOURCE AND AMOUNT OF FUNDS

      The total amount of funds required by the Buyer to consummate the Offer assuming all Common Units not owned by Holdings, the Buyer, the General Partner and their affiliates are tendered is approximately $29 million, which includes estimated fees and expenses of the Offer (some of which have already been paid). The Buyer will obtain such funds through an increase in the program limits under Yakima's existing revolving commercial paper facility, to be provided for purposes of funding the Offer and the Merger. Loans under the Yakima commercial paper facility are made on a revolving basis through September 2004, after which time equal principal amortization payments are payable on a monthly basis through September 2013. Interest on loans made under the Yakima commercial paper facility is payable on a monthly basis at a floating rate, based on LIBOR, and all loans are secured by liens on all of Yakima's assets, as well as a pledge of the equity interests in Yakima. The funds necessary to consummate the Offer and the Merger will be loaned from Yakima to the Buyer in return for the issuance of a promissory note by the Buyer in favor of Yakima that includes similar interest rates and payment terms. Consummation of the financing transactions described above is subject to, among other things, the occurrence of no material adverse change in Yakima prior to closing and the closing occurring by March 31, 2003.

12. DIVIDENDS AND DISTRIBUTIONS

      The Company made its first cash distribution on the Common Units on May 15, 1992 of $.73, representing the sum of $.50, the Minimum Quarterly Distribution for the first quarter of 1998, plus $.23, the pro rata portion of the Minimum Quarterly Distribution for the period from November 19, 1997 through December 31, 1997. The Company made the Minimum Quarterly Distributions of $.50 per Common Unit for the second, third and fourth quarters of 1998. During 1999 and 2000 the Company made the Minimum Quarterly Distributions of $.50 per Common Unit for each quarterly period. The Company made the Minimum Quarterly Distribution of $.50 per Common Unit on February 19, 2001 but announced on May 10, 2001 that due to conditions in the timber market, the quarterly distribution was suspended indefinitely.

      As described above, the Merger Agreement provides that, until the Effective Time of the Merger, without the prior written consent of Holdings, the Company will not

      o declare, set aside or make any distributions in respect of any equity interest in the Company or any subsidiary, except for (x) distributions required under the Limited Partnership Agreement and
            (y) distributions by a subsidiary of the Company to the Company or a wholly-owned subsidiary;

      o split, combine or reclassify any of its equity securities or any of its subsidiaries equity securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its equity securities or any of its subsidiaries equity securities;

      o purchase, redeem or otherwise acquire any of its equity interest or any equity securities of any subsidiary or any rights, warrants or options to acquire any such interests or other securities outstanding on the date of the Merger Agreement; or

      o authorize for issuance, issue, deliver, sell, pledge or otherwise encumber any of its equity securities or the equity securities in any of its subsidiaries or any rights, warrants or options to acquire, any such equity interests.

13. CONDITIONS TO THE OFFER

      Notwithstanding any other provision of the Offer or the Merger Agreement, and subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) relating to the Buyer's obligation to pay for or return tendered Common Units after termination of the Offer, Holdings and the Buyer shall not be required to accept for payment or pay for any Common Units tendered pursuant to the Offer and may delay acceptance for payment or may terminate the Offer if:

      o     the Minimum Condition is not satisfied as of the Expiration Date;

      o any applicable waiting period under the HSR Act has not expired or terminated;

      o at any time after the date of the Merger Agreement, and before acceptance for payment of any Common Units, any of the following events shall occur and be continuing:

            (i) there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, promulgated or deemed applicable to the Offer or the Merger pursuant to authoritative interpretation by or on behalf of a Governmental Entity that (A) prohibits the acquisition by the Buyer of any of the Common Units under the Offer, or restrains or prohibits the making or consummation of the Offer or the Merger, (B) prohibits or materially limits the ownership or operation by the Company, Holdings or any of their respective subsidiaries of a material portion of the business or assets of the Company, Holdings and their subsidiaries, taken as a whole, or compels the Company or Holdings or any of their respective subsidiaries to dispose of or hold separate any material portion of the business or assets of such person, in each case as a result of the Offer or the Merger, (C) imposes material limitations on the ability of Holdings or the Buyer to acquire or hold, or exercise full rights of ownership of, any Common Units to be accepted for payment pursuant to the Offer including, without limitation, the right to vote such Common Units on all matters properly presented to the limited partners of the Company or (D) prohibits Holdings or any of its subsidiaries from effectively controlling in any material respect any material portion of the business or operations of the Company, Holdings, or their subsidiaries, taken as a whole;

            (ii) there shall be any outstanding litigation with any third party relating to the Offer, the Merger, the Merger Agreement or the transactions contemplated thereby which has not been finally dismissed or settled to the satisfaction of Holdings and the Buyer in their sole discretion and which is likely to have a Material Adverse Effect or a material adverse impact on the ability of Holdings and Buyer to consummate the Offer or the Merger;

            (iii) any of the representations and warranties of the Company contained in the Merger Agreement shall not be true and correct in all material respects at and as of the date of consummation of the Offer (except to the extent such representations and warranties speak to an earlier date), as if made at and as of the date of consummation of the Offer, in each case except as contemplated or permitted by the Merger Agreement;

            (iv) the Company shall have failed to perform in all material respects the obligations required to be performed by it under the Agreement at or prior to the date of expiration of the Offer, except for such failures to perform as have not had or would not, individually or in the aggregate, have a Material Adverse Effect or materially adversely affect the ability of the parties to consummate the Merger;

            (v) the Merger Agreement shall have been terminated in accordance with its terms;

            (vi) a material adverse change shall have occurred in the financial condition, properties, business, prospects or results of operations of the Company and its Subsidiaries taken as a whole; or

      o the Buyer shall not have received the financing proceeds contemplated by the financing letter previously received from its affiliate's credit insurer or otherwise obtained the funds necessary to consummate the Offer and the Merger on terms satisfactory to Holdings and the Buyer; provided that Holdings and the Buyer shall have complied with their covenants in the Merger Agreement relating to their efforts to obtain the financing.

      The foregoing conditions (other than the Minimum Condition) are for the sole benefit of Holdings and the Buyer and, subject to the Merger Agreement, may be waived by Holdings or the Buyer, in whole or in part at any time and from time to time, in the sole discretion of Holdings or the Buyer; provided that, without the express written consent of the Company, neither Holdings nor the Buyer may waive the Minimum Condition.

14. CERTAIN LEGAL MATTERS

      GENERAL. Except as described in this Section, based on information provided by the Company, none of the Company, the Buyer or Holdings is aware of any license or regulatory permit that appears to be material to the business of the Company that might be adversely affected by the Buyer's acquisition of Common Units as contemplated herein or of any approval or other action by a domestic or foreign governmental, administrative or regulatory agency or authority that would be required for the acquisition and ownership of the Common Units by the Buyer as contemplated herein. Should any such approval or other action be required, the Buyer and Holdings presently contemplate that such approval or other action will be sought, except as described below under "STATE ANTI-TAKEOVER STATUTES." While, except as otherwise described in this Offer to Purchase, the Buyer does not presently intend to delay the acceptance for payment of, or payment for, Common Units tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to the Company's business or that certain parts of the Company's business might not have to be disposed of, or other substantial conditions complied with, in the event that such approvals were not obtained or such other actions were not taken in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, the Buyer could decline to accept for payment, or pay for, any Common Units tendered. See "THE OFFER: CONDITIONS TO THE OFFER" above, for certain conditions to the Offer, including conditions with respect to governmental actions.

      STATE ANTI-TAKEOVER STATUTES. A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states.

      The State of Delaware has enacted a business combination statute. This statute, however, applies only to Delaware corporations. As a Delaware limited partnership, the Company is not subject to this law. Therefore, the Delaware business combination statute will not apply to the Offer or the Merger.

      ANTITRUST. The Merger is subject to the HSR Act, which provides that acquisition transactions meeting the filing threshold may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "DOJ") and the Federal Trade Commission (the "FTC"), and certain waiting period requirements have been satisfied.

      Holdings and the Company intend to file their Notification and Report Forms with respect to the Merger under the HSR Act on a timely basis so that the waiting period under the HSR Act with respect to the Offer will expire. However, the DOJ or the FTC may extend the waiting period by requesting additional information or documentary material from Holdings or the Company. If such a request is made, such waiting period will expire at 11:59 p.m., New York City time, on the tenth day after substantial compliance by Holdings with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of Holdings. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the DOJ or the FTC raises substantive issues in connection with a proposed transaction, the parties
frequently  engage  in  negotiations  with  the  relevant   governmental  agency
concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue. The Buyer is not obligated to accept for payment Common Units tendered pursuant to the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have been satisfied. See "THE OFFER: CONDITIONS TO THE OFFER" above.

      The FTC and the DOJ frequently scrutinize the legality under the Antitrust Laws, as defined below, of transactions such as the Buyer's acquisition of Common Units pursuant to the Offer and the Merger. At any time before or after the Buyer's acquisition of Common Units, the DOJ or the FTC could take such action under the Antitrust Laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of Common Units pursuant to the Offer or otherwise seeking divestiture of Common Units acquired by the Buyer or divestiture of substantial assets of Holdings or its subsidiaries. Private parties, as well as state governments, may also bring legal action under the Antitrust Laws under certain circumstances. Based upon an examination of information provided by the Company relating to the businesses in which Holdings and the Company are engaged, Holdings and the Buyer believe that the acquisition of Common Units by the Buyer will not violate the Antitrust Laws. Nevertheless, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, of the result.

      As used in this Offer to Purchase, "Antitrust Laws" shall mean and include the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Federal and state statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

      LEGAL PROCEEDINGS RELATING TO THE OFFER. Following the public disclosure on November 2, 2000, that a group led by the Company's senior management had begun to explore taking the Company private, eight purported class actions were filed in the Court of Chancery of New Castle County, Delaware against the Company, its General Partner and the Board. The complaints generally alleged that the members of the Board breached their fiduciary duties and engaged in self-dealing by failing to maximize the value of the Common Units. The complaints further alleged that the value of the Common Units is materially greater than the amount contained in the proposal. Each complaint sought certification of a plaintiff class, declaratory and injunctive relief with respect to the transactions contemplated by the Proposal, unspecified compensatory damages and attorneys' fees and costs. In addition to naming the Company's directors as defendants, the lawsuits each named the Company and U.S. Timberlands Services Company, LLC as a defendant. In February 2002, each of these lawsuits was dismissed without prejudice because the Company had not proceeded with a transaction. The court gave the plaintiffs leave to re-file their complaints if a new proposal was announced.

      Following the receipt by the Company of a letter dated April 23, 2002, from a group led by senior management of the Company regarding taking the Company private, the purported class action lawsuits discussed above were re-filed in the Court of Chancery of the State of Delaware for the County of New Castle against the Company and its general partner and the general partner's board of directors alleging, among other things, breach of fiduciary duty and self-dealing by the general partner and the board in connection with the going private transaction. The plaintiffs in such actions seek to enjoin the going private transaction or rescind the going private transaction if it is consummated and to recover damages and attorneys fees.

      The eight purported class actions filed in the Court of Chancery are styled:

      1. Harold Hirt v. U.S. Timberlands Services Company, LLC, John M. Rudey, Robert F. Wright, George R. Hornig, Aubrey L. Cole, William
            W. Wyman, Alan B. Abramson, U.S. Timberlands Holdings LLC, C.A. No. 19575NC.

      2. Charles Bowers v. John M. Rudey, Robert F. Wright, George R. Hornig, Aubrey L. Cole, William W. Wyman, Alan B. Abramson, U.S. Timberlands Company, L.P. and U.S. Timberlands Services Company, LLC, C.A. No. 19577.

      3. Ann Cutler v. John M. Rudey, Robert F. Wright, George R. Hornig, Aubrey L. Cole, William A. Wyman, Alan B. Abramson, U.S. Timberlands Company, L.P. and U.S. Timberlands Services Company, LLC, C.A. No. 19578.

      4. Harry R. Eberlin, Harry R. Eberlin as Custodian for Mallory M. Eberlin and Harry R. Eberlin as custodian for Harrison H. Eberlin, individually and on behalf of themselves and all others similarly situated, v. John M. Rudey, Robert F. Wright, George R. Hornig, Aubrey L. Cole, William W. Wyman, Alan B. Abramson, U.S. Timberlands Company, L.P. and U.S. Timberlands Services Company, LLC, C.A. No. 19584.

      5. Leslie Susser, on behalf of himself and all others similarly situated, v. U.S. Timberlands Services Company, LLC, John M. Rudey, Robert F. Wright, George R. Hornig, Aubrey L. Cole, William W. Wyman, Alan B. Abramson, U.S. Timberlands Company, L.P., C.A. No. 19592.

      6. Dr. Marc G. Tisch as custodian for Mica Stauber Tisch v. John M. Rudey, Robert F. Wright, George R. Hornig, Aubrey L. Cole, William
            A. Wyman, Alan B. Abramson, U.S. Timberlands Company, L.P. and U.S. Timberlands Services Company, LLC, C.A. No. 19608NC.

      7. Gary Kosseff v. John M. Rudey, Robert F. Wright, George R. Hornig, Aubrey L. Cole, William A. Wyman, Alan B. Abramson, U.S. Timberlands Company, L.P. and U.S. Timberlands Services Company, LLC, C.A. No. 19613NC.

      8. Harold Obstfeld v. U.S. Timberlands Services Company, LLC, John M. Rudey, Robert F. Wright, George R. Hornig, Aubrey L. Cole, William
            W. Wyman, Alan B. Abramson, U.S. Timberlands Company, L.P., C.A. No. 19632.

      On July 12, 2002, the Court of Chancery entered an order consolidating all of the purported class action lawsuits into one lawsuit styled In re U.S. Timberlands Company, L.P. Unitholders Litigation, C.A. No. 19584 (the "Action").

      On October 10, 2002, counsel for the parties to the Action reached an agreement-in-principle later memorialized in a memorandum of understanding dated October 11, 2002 (the "MOU"), to settle the Action on behalf of a class of unitholders of the Company. The MOU provides for, among other things, increasing the consideration provided in the Offer to $3.00. Pursuant to the MOU, the parties agreed to use their best efforts to negotiate and execute a stipulation of settlement, which, subject to Court approval, will provide for certification of a class of unitholders of the Company, dismissal with prejudice of the action and payment of plaintiffs' attorneys' fees, in an amount of no more than $375,000.

15. FEES AND EXPENSES

      Estimated fees and expenses incurred or to be incurred by Holdings, and the Buyer on the one hand and the Company, or the other hand, in connection with the Offer and Merger are as follows:

            Description               Amount       Responsible Party                    Notes
            -----------               ------       -----------------                    -----
Advisory fees and expenses ......   $1,250,000   Company                   Includes the estimated fees and expenses of DrKW
Legal fees and expenses .........   $  750,000   Company                   Includes the estimated fees of counsel to the
                                                                           Company and counsel to the Special Committee
Legal fees and expenses .........   $1,275,000   the Buyer and Holdings    Includes the estimated fees of
                                                                           counsel to Holdings and the Buyer
Hart-Scott-Rodino filing fee ....   $  125,000   the Buyer and Holdings
Depositary fees and expenses ....   $   15,000   the Buyer and Holdings    Includes the fees of American Stock Transfer &
                                                                           Trust Company
Information Agent fees
  and expenses ..................   $   75,000   the Buyer and Holdings    Includes the fees of Innisfree
                                                                           M&A Incorporated
Securities and Exchange
  Commission filing fee .........   $    2,237   the Buyer and Holdings
Printing and mailing costs ......   $   45,000   the Buyer and Holdings
Fees and expenses associated
  with financing ................   $  750,000   the Buyer and Holdings
Miscellaneous expenses ..........   $  150,000   the Buyer and Holdings
Miscellaneous expenses ..........   $  150,000   Company
TOTAL ...........................   $4,587,237

      Except as set forth herein, Holdings and the Buyer will not pay any fees or commission to any broker, dealer, or other person for soliciting tenders of Common Units pursuant to the Offer. Holdings and the Buyer have retained Innisfree M&A Incorporated to act as Information Agent, and American Stock Transfer & Trust Company to act as Depositary in connection with the Offer. Holdings and the Buyer will pay the Information Agent and Depositary reasonable and customary compensation for their services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will indemnify them against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. Holdings and the Buyer will also pay all costs and expenses of printing and mailing the Offer documents and any related legal fees and expenses incurred by or on behalf of Holdings, the Buyer and their affiliates.

16. MISCELLANEOUS

      The Offer is being made to all holders of Common Units other than Holdings, Buyer, the General Partner and their affiliates. The Buyer is not aware of any jurisdiction in which the making of the Offer or the tender of Common Units in connection therewith would not be in compliance with the laws of such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Buyer by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

      NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF HOLDINGS OR THE BUYER NOT CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

      The Buyer and Holdings have filed with the Commission the Schedule TO pursuant to Rules 14d-3 and 13e-3 under the Exchange Act furnishing certain additional information with respect to the Offer. In addition, the Company has filed with the SEC a Solicitation/ Recommendation Statement on Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendations of the Board with respect to the Offer and the reasons for such recommendations and furnishing certain additional related information (the "Schedule 14D-9"). The Schedule TO and any amendments thereto, including exhibits and the Schedule 14D-9 and any amendments thereto, may be examined and copies may be obtained from the same places and in the same manner set forth in "THE OFFER: CERTAIN INFORMATION CONCERNING THE COMPANY" above, of this Offer to Purchase (except that they will not be available at the regional offices of the Commission).


                      U.S. TIMBERLANDS ACQUISITION CO., LLC

November 15, 2002

                                   SCHEDULE I

                 INFORMATION CONCERNING DIRECTORS AND EXECUTIVE
             OFFICERS OF HOLDINGS, THE BUYER AND THE GENERAL PARTNER

      1. DIRECTORS AND EXECUTIVE OFFICERS OF HOLDINGS. Following are the names and present principal occupations or employment, and material occupations, positions, offices or employment for the past five years, of each director and executive officer of Holdings. Each such person is a citizen of the United
States of America and the business address of each such person is c/o U.S. Timberlands Holdings Group, L.L.C., 625 Madison Avenue, New York, New York 10022. Unless otherwise indicated, each such person has held his or her present occupation as set forth below, or has been an executive officer at Holdings or the organization indicated, for the past five years (or inception with respect to Holdings):

      John Rudey. Mr. Rudey is the Chairman and Chief Executive Officer of the Parent. Mr. Rudey also serves as the Chairman, Chief Executive Officer, President and as a Director of U.S. Timberlands Services Company, LLC, the General Partner of the Company. Since 1992, Mr. Rudey has served as Chief Executive Offer of Garrin Properties Holdings, Inc., a private investment company that manages and advises investment portfolios principally concentrated in the timber and forest products industries and in real estate.

      2. DIRECTORS AND EXECUTIVE OFFICERS OF THE BUYER. Following are the names and present principal occupations or employment, and material occupations, positions, offices or employments for the past five years, of each director and executive officer of the Buyer. Each such person is a citizen of the United
States of America and the business address of each such person is c/o U.S. Timberlands Acquisition Co., LLC, 625 Madison Avenue, New York, New York 10022. Unless otherwise indicated, each such person has held his or her present occupation as set forth below, or has been an executive officer at the Buyer or the organization indicated, for the past five years (or inception with respect to the Buyer):

      John Rudey. (See description under "DIRECTORS AND EXECUTIVE OFFICERS OF HOLDINGS")


      3. DIRECTORS AND EXECUTIVE OFFICERS OF THE GENERAL PARTNER. The General Partner manages and operates the activities of the Company. As is commonly the case with publicly traded limited partnerships, the Company does not directly employ any of the persons responsible for managing or operating the Company. In general, the management of the General Partner manages and operates the Company's business as officers and employees of the General Partner and its affiliates. Following are the names and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each director and executive officer of the General Partner. Each such person is a citizen of the United States of America and the business address of each such person is c/o U.S. Timberlands Company, L.P., 625 Madison Avenue, Suite 10-B, New York, New York 10022. Unless otherwise indicated, each such person has held his or her present occupation as set forth below, or has been an executive officer of the General Partner or the organization indicated, for the past five years.

      John Rudey. Mr. Rudey is the Chairman and Chief Executive Officer of the Parent. Mr. Rudey also serves as the Chairman, Chief Executive Officer, President and as a Director of U.S. Timberlands Services Company, LLC, the General Partner of the Company. Since 1992, Mr. Rudey has served as Chief Executive Offer of Garrin Properties Holdings, Inc., a private investment company that manages and advises investment portfolios principally concentrated in the timber and forest products industries and in real estate.

      Aubrey L. Cole. Mr. Cole serves as a Director of the General Partner. Since 1989, Mr. Cole has been a consultant for Aubrey Cole Associates, a sole proprietorship which provides management consulting services and makes investments. From 1986 to 1989, Mr. Cole was the Vice Chairman of the Board and Director of Champion International Corporation (a publicly traded forest products company) and from 1983 to 1993, Mr. Cole was the Chairman of Champion Realty Corporation (a land sales subsidiary of Champion International).

      George R. Hornig. Mr. Hornig serves as a Director of the General Partner. Since 1999, Mr. Hornig has been Managing Director of Credit Suisse First Boston's Private Equity Division. From 1993 to 1999, Mr. Hornig was an Executive Vice President of Deutsche Bank Americas Holdings, Inc. (the United States arm of Deutsche Bank, a German banking concern) and affiliated predecessor entities. From 1991 to 1993, Mr. Hornig was the President and Chief Operating Officer of Dubin & Swieca Holdings, Inc., an investment management business. From 1988 to 1991, Mr. Hornig was a co-founder, Managing Director and Chief Operating Officer of Wasserstein Perella & Co., Inc. (a mergers and acquisitions investment bank). From 1983 to 1988, Mr. Hornig was an investment banker in the Mergers and Acquisitions Group of The First Boston Corporation. Prior to 1983, Mr. Hornig was an attorney with Skadden, Arps, Slate, Meagher & Flom. Mr. Hornig is also a director of Unity Mutual Life Insurance Company and Forrester Research, Inc. Mr. Hornig also serves as a director of Veridian Corporation, a defense technology company traded on the New York Stock Exchange.

      William A. Wyman. Mr. Wyman serves as a Director of the General Partner, having been elected to the Board in January 1999. Mr. Wyman is a former
President of the Management Consulting Group of Booz, Allen & Hamilton. Mr. Wyman joined Booz Allen in 1965, as a consultant to a variety of service, natural resources and manufacturing and financial companies. In 1984, he formed his own consulting firm, Oliver, Wyman & Company, to provide strategic and operating counsel to large financial institutions. Since his retirement in 1995, he has been working as a counselor to Chief Executives of several companies. He is a Director of Predictive Systems Inc, Pegasystems Inc., and Internosis, Inc, and serves on the Board of Advisors for The Sprout Group, a venture capital partnership, and Castle Harlan Inc., a buyout partnership.

      Alan B. Abramson. Mr. Abramson serves as a Director of the General Partner, having been elected to the Board in January 1999. Mr. Abramson is the President of Abramson Brothers Incorporated, a real-estate management and investment firm, where he has been employed since 1972. He serves as a Director of Datascope, Inc., a medical technology company.

      Robert F. Wright. Mr. Wright serves as a Director of the General Partner. Since 1988, Mr. Wright has served as President and Chief Executive Officer of Robert F. Wright Associates, Inc., a firm making strategic investments and providing business consulting services. Previously, Mr. Wright spent 40 years, 28 years as a partner, at Arthur Andersen & Co. Mr. Wright is a director of the following companies: Reliance Standard Life Insurance Co. and affiliates (life insurance companies), The Navigators Group Inc. (a property insurance company), Universal American Financial Corp. (an insurance company), C.D.G. Technology Inc. (growth stage systems and suppliers to water utilities) and G.V.A. Williams Real Estate Co., Inc. (a real estate company).

      Thomas C. Ludlow. Mr. Ludlow became Vice President and Chief Financial Officer of the General Partner in July 2000. From 1998 to 2000, Mr. Ludlow was Chief Financial Officer of Forest Systems, LLC, a Boston based timber investment management company. From 1995 to 1998, Mr. Ludlow was Director and head of North American Forest Products for Deutsche Morgan Grenfell, an international investment bank. Prior to 1995, Mr. Ludlow worked with various financial institutions.

      Martin Lugus. Mr. Lugus serves as Vice President of Timberland Operations of the General Partner, responsible for all land management and operations on fee lands. Mr. Lugus was employed by Weyerhaeuser for 28 years, during which time he served as Forestry Manager from 1981 to 1991 and Timberlands Manager from 1991 to 1996 and then for the General Partner in his current role.

                                    EXHIBIT A

                                            [Logo]
                                            Dresdner Kleinwort Wasserstein, Inc.
                                            1301 Avenue of the Americas
                                            New York, NY 10019-6163

                                            Telephone: (212) 969 2700
                                            Telefax: (212) 702 5622

                                            October 16, 2002

Special Committee of the Board of Directors
U.S. Timberlands Services Company, L.L.C.
625 Madison Avenue
Suite 10-B
New York, NY 10022

Members of the Special Committee of the Board:

      You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders of the limited partner interests ("Common Units") of U.S. Timberlands Company, L.P., a Delaware limited partnership (the "Company"), other than U.S. Timberlands Holdings Group, LLC, a Delaware limited liability company ("Holdings"), U.S. Timberlands Acquisition Co., LLC, a Delaware limited liability company wholly owned by Holdings (the "Buyer"), U.S. Timberlands Services Company, L.L.C., a Delaware limited liability company and the general partner of the Company (the "General Partner"), and their affiliates (including Mr. John M. Rudey and certain officers and directors of the General Partner who have formed Holdings and the Buyer), of the consideration to be received by such holders in the Transactions (as defined below) pursuant to the Agreement and Plan of Merger, dated as of October 16, 2002, by and among the Company, Holdings and the Buyer (the "Merger Agreement"). We note that in addition to the Common Units outstanding, of which approximately 19% are owned by affiliates of Holdings and the Buyer, the Company also has outstanding subordinated limited partner interests ("Subordinated Units") that are primarily owned by Mr. Rudey and the other officers and directors of the General Partner (as well as their affiliates) who have formed Holdings and the Buyer. Pursuant to the Company's limited partnership agreement, consummation of the Merger (as defined below) requires the approval of the General Partner and at least a majority of the outstanding Common Units and Subordinated Units, each voting as a separate class.

      The Merger Agreement provides for, among other things, a cash tender offer (the "Offer") by the Buyer to acquire all of the outstanding Common Units, other than Common Units held by Holdings, the Buyer, the General Partner and each affiliate of any of the foregoing (including Mr. Rudey and the other officers and directors of the General Partner who have formed Holdings and the Buyer), at a price of $3.00 per Common Unit, net to the seller in cash (the "Offer Price"), and for a subsequent merger of the Buyer with and into the Company pursuant to which, among other things, each outstanding Common Unit and Subordinated Unit, other than in either case those owned by Holdings, the Buyer, the General Partner or any affiliate of the foregoing, will be converted into the right to receive the Offer Price (the "Merger" and, together with the Offer, the "Transactions"). The terms and conditions of the Transactions are set forth in more detail in the Merger Agreement.

      In connection with rendering our opinion, we have reviewed the financial terms and provisions of the Merger Agreement, and we have also reviewed and analyzed certain publicly available business and financial information relating to the Company for recent years and interim periods to date, as well as certain internal financial and operating information, including financial forecasts, projections and analyses prepared by or on behalf of the Company and provided to us for purposes of our analysis. We have also met with management of the Company to review and discuss such information and, among other matters, the Company's business, operations, assets, financial condition and prospects. The management of the Company has also informed us that they believe the assumptions for timber prices underlying the Company's financial forecasts and projections, and comparisons of these against other projections for timber prices set forth by independent industry experts, including Resource Information Systems, Inc.
(RISI) and Clear Vision Associates, are reasonable and may be relied upon by us for purposes of our analysis. We have also compared the Company's timber harvest volume assumptions against the constraints on harvests imposed by the Company's debt obligations.

      We have reviewed and considered certain financial and stock market data relating to the Company, and we have compared that data with similar data for certain other companies, the securities of which are publicly traded, that we believe may be relevant or comparable in certain respects to the Company or one or more of its businesses or assets. We have also reviewed and considered the financial terms of certain recent asset acquisitions of timberlands that we believe, based on discussions with the Company's management, to be reasonably comparable to the assets of the Company. We have also reviewed and considered the publicly available financial terms of certain other acquisitions, including going-private transactions effected by affiliates of the acquired company, which we believe to be generally relevant. We have also reviewed independent valuation analyses of the Company's timberlands prepared by industry experts including James W. Sewall Company, Wesley Rickard, Inc. and Cascade Appraisal Services, Inc. (collectively, the "Independent Valuations") that the management of the Company requested that we consider. We have also performed such other financial studies, analyses and investigations and reviewed such other information, including certain indentures with respect to certain indebtedness of certain of the Company's subsidiaries, as we considered appropriate for purposes of this opinion.

      In our review and analysis and in formulating our opinion, we have assumed and relied upon the accuracy and completeness of all the financial and other information provided to or discussed with us or publicly available, including the financial projections, forecasts, analyses, Independent Valuations and other information provided to us, and we have not assumed any responsibility for independent verification of, and express no opinion as to, any of such information. We also have assumed and relied upon the reasonableness and accuracy of the financial projections, forecasts, analyses, Independent Valuations and other information furnished to us, and we have assumed, with the consent of the Special Committee (as defined below), that such projections, forecasts, analyses, Independent Valuations and other information were reasonably prepared in good faith and on bases reflecting the best currently available judgments and estimates of the Company's management (or, in the case of the Independent Valuations, the industry experts that prepared them) as of the date hereof and that management of the Company is unaware of any facts that would make the financial projections, forecasts, analyses, Independent Valuations and other information provided to us incomplete or misleading. We express no opinion with respect to such projections, forecasts, analyses, Independent Valuations and other information, or the assumptions on which they are based. In addition, we have not reviewed any of the books and records of the Company. We were not retained to conduct, nor have we assumed any responsibility for conducting, a physical inspection of the properties or facilities of the Company, or for making or obtaining an independent valuation or appraisal of the assets or liabilities of the Company, and, other than the Independent Valuations, no such independent valuation or appraisal was provided to us. Our opinion is necessarily based on economic and market conditions and other, circumstances as they exist and can be evaluated by us as of the date hereof. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. Finally, we have assumed that the transactions described in the Merger Agreement will be consummated on the terms set forth therein, without material waiver or modification by any party thereto.

      We have been told by Mr. Rudey that he is not prepared to consider offers for or to sell his Common Units or Subordinated Units. Accordingly, in the context of our engagement, we were not authorized to and have not solicited third party indications of interest in acquiring all or any part of the Company or its assets, or investigated any alternative transactions with any third parties which may be available to the Company.

      We are acting as financial advisor to the Special Committee of independent directors of the Board of Directors of the General Partner, which also constitutes and has acted as the Conflicts Committee of the Board of Directors of the General Partner (the "Special Committee"), in connection with the proposed Transactions and have already been paid a fee for our services, including this opinion.

      In the ordinary course of our business, we may actively trade the securities of the Company for our own account and for, the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

      Our opinion addresses only the fairness from a financial point of view to the holders of the Common Units, other than Holdings, the Buyer, the General Partner, and each affiliate of the foregoing (including Mr. Rudey and the other officers and directors of the General Partner who have formed Holdings and the Buyer), of the consideration to be received by such holders pursuant to the Offer and the Merger, taken together, and we do not express any views on any other terms of the Offer or the Merger. Specifically, our opinion does not address the Special Committee's underlying business decision to recommend the Transactions. In addition, our opinion does not address the solvency of the Company or any of its affiliates following the Transactions or at any time.

      It is understood that this letter is for the benefit and use of the Special Committee solely in its consideration of the Transactions, and (except as otherwise provided in the engagement letter, dated as of June 7, 2001, between the Special Committee and us) may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent. We have been engaged and are acting solely as an advisor to the Special Committee and not as an advisor to or agent of any other person. This opinion does not constitute a recommendation to any unitholder with respect to whether such holder should tender Common Units pursuant to the Offer or as to how such holder should vote or otherwise act with respect to the Merger, and should not be relied upon by any unitholder as to any such matter.

      Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the consideration to be received by the holders of Common Units, other than Holdings, the Buyer, the General Partner, and each affiliate of the foregoing (including Mr. Rudey and the other officers and directors of the General Partner who have formed Holdings and the Buyer), pursuant to the Offer and the Merger, taken together, is fair to such holders from a financial point of view.

                                     Very truly yours,

                                     /s/ Dresdner Kleinwort Wasserstein, Inc.

                                    EXHIBIT B

                          AGREEMENT AND PLAN OF MERGER
                                  BY AND AMONG
                      U.S. TIMBERLANDS HOLDINGS GROUP, LLC,
                      U.S. TIMBERLANDS ACQUISITION CO., LLC
                                       AND
                         U.S. TIMBERLANDS COMPANY, L.P.

                          DATED AS OF OCTOBER 16, 2002

                                TABLE OF CONTENTS

                                                                          Page
                                                                          ----
ARTICLE I THE OFFER ....................................................     4
   1.1.  THE OFFER. ....................................................     4
   1.2.  ACTION BY COMPANY. ............................................     6

ARTICLE II THE MERGER ..................................................     7
   2.1.  THE MERGER ....................................................     7
   2.2.  CLOSING .......................................................     7
   2.3.  EFFECTIVE TIME OF THE MERGER ..................................     7
   2.4.  EFFECTS OF THE MERGER .........................................     7
   2.5.  ORGANIZATIONAL DOCUMENTS. .....................................     7
   2.6.  GENERAL PARTNER ...............................................     7

ARTICLE III EFFECT OF THE MERGER .......................................     7
   3.1.  EFFECT ON EQUITY INTERESTS ....................................     7
   3.2.  THE LONG-TERM INCENTIVE PLAN ..................................     8
   3.3.  EXCHANGE OF CERTIFICATES. .....................................     8

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE COMPANY ...............     9
   4.1.  ORGANIZATION, STANDING AND CORPORATE POWER ....................     9
   4.2.  SUBSIDIARIES ..................................................     9
   4.3.  CAPITALIZATION                                                      9
   4.4.  AUTHORITY; NONCONTRAVENTION ...................................     9
   4.5.  BROKERS .......................................................    10
   4.6.  OPINION OF FINANCIAL ADVISOR ..................................    10
   4.7.  REQUIRED COMPANY VOTE .........................................    10

ARTICLE V REPRESENTATIONS AND WARRANTIES OF HOLDINGS AND THE BUYER .....    10
   5.1.  ORGANIZATION ..................................................    10
   5.2.  AUTHORITY; NONCONTRAVENTION ...................................    10
   5.3.  BROKERS .......................................................    10
   5.4.  FINANCING .....................................................    10
   5.5.  OPERATIONS OF THE BUYER .......................................    11

ARTICLE VI COVENANTS RELATING TO CONDUCT OF BUSINESS PRIOR TO MERGER ...    11
   6.1.  CONDUCT OF BUSINESS OF COMPANY ................................    11

ARTICLE VII ADDITIONAL AGREEMENTS ......................................    12
   7.1.  NOTIFICATION OF RESULTS .......................................    12
   7.2.  PARTNERSHIP MEETING. ..........................................    12
   7.3.  ADDITIONAL UNDERTAKINGS. ......................................    12
   7.4.  INDEMNIFICATION. ..............................................    13
   7.5.  PUBLIC ANNOUNCEMENTS ..........................................    14
   7.6.  TRANSACTION PROPOSALS. ........................................    14
   7.7.  NOTIFICATION OF CERTAIN MATTERS ...............................    14
   7.8.  STATE TAKEOVER LAWS ...........................................    15
   7.9.  CONSUMMATION OF FINANCING .....................................    15

ARTICLE VIII CONDITIONS PRECEDENT ......................................    15
   8.1.  CONDITIONS TO EACH PARTY'S OBLIGATION .........................    15

ARTICLE IX TERMINATION, AMENDMENT AND WAIVER ...........................    15
   9.1.  TERMINATION ...................................................    15
   9.2.  EFFECT OF TERMINATION .........................................    16
   9.3.  AMENDMENT .....................................................    16

                                                                          Page
                                                                          ----
   9.4.  EXTENSION; WAIVER .............................................    16
   9.5. SPECIAL COMMITTEE ..............................................    16

ARTICLE X GENERAL PROVISIONS ...........................................    17
   10.1. NONSURVIVAL OF REPRESENTATIONS AND WARRANTIES. ................    17
   10.2. FEES AND EXPENSES .............................................    17
   10.3. NOTICES .......................................................    17
   10.4. INTERPRETATION ................................................    18
   10.5. COUNTERPARTS ..................................................    18
   10.6. ENTIRE AGREEMENT; NO THIRD-PARTY BENEFICIARIES ................    18
   10.7. GOVERNING LAW .................................................    18
   10.8. ASSIGNMENT ....................................................    18
   10.9. ENFORCEMENT ...................................................    18
         APPENDIX I CONDITIONS OF THE OFFER ............................    20
         APPENDIX II DEFINITIONS .......................................    21

                          AGREEMENT AND PLAN OF MERGER

      This AGREEMENT AND PLAN OF MERGER (this "Agreement") is entered into as of this 16th day of October, 2002, by and among U.S. Timberlands Holdings Group, LLC, a Delaware limited liability company ("Holdings"), U.S. Timberlands Acquisition Co., LLC, a Delaware limited liability company and a wholly-owned subsidiary of Holdings (the "Buyer"), and U.S. Timberlands Company, L.P., a Delaware limited partnership (the "Company").

                                    RECITALS

      WHEREAS, Holdings (in its capacity as the sole member of the Buyer) and the General Partner (upon the recommendation of the Special Committee) have determined that the merger of the Buyer with and into the Company (the "Merger"), in accordance with Delaware Law and upon the terms and conditions set forth in this Agreement, is advisable and in the best interests of the sole member of the Buyer and the Limited Partners;

      WHEREAS, in furtherance of the Merger, it is proposed that the Buyer will make a cash tender offer to acquire all of the issued and outstanding Common Units (other than Excluded Units) at a price per Common Unit equal to the Offer Price (the "Offer");

      WHEREAS, pursuant to the Merger, each Unit that is not purchased pursuant to the Offer and is issued and outstanding immediately prior to the Effective Time (other than Excluded Units) will be converted into the right to receive the Merger Consideration;

      WHEREAS, consummation of the Merger requires the approval of the General Partner and Unit Majority Approval;

      WHEREAS, a special committee of outside directors of the General Partner (which special committee also constitutes (and has acted as) the Conflicts Committee (the "Special Committee")), consisting solely of persons who are independent with respect to the transactions contemplated hereby, was appointed, and has determined that this Agreement and the transactions contemplated hereby, including the Merger and the Offer, taken together, are fair and reasonable to, and in the best interests of, the Company and the Limited Partners, recommended the approval and adoption of this Agreement and the transactions contemplated hereby (including but not limited to the Offer and the Merger) by the board of directors of the General Partner and recommended that the Limited Partners tender their Units in the Offer and vote in favor of the approval of this Agreement and the Merger, and has been advised by independent counsel in connection with such actions;

      WHEREAS, Holdings, the Buyer and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Offer and the Merger and also to prescribe various terms of, and conditions to, the Offer and the Merger; and

      WHEREAS, certain terms used in this Agreement are defined in Appendix II of this Agreement.

      NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

                                    ARTICLE I
                                    THE OFFER

      1.1. THE OFFER

            1.1.1. General. Provided that this Agreement shall not have been terminated in accordance with Section 9.1, the Buyer shall commence (within the meaning of Rule 14d-2 under the Exchange Act), the Offer as promptly as reasonably practicable after the date hereof, but no later than fifteen (15) Business Days after the date hereof, unless the Company (with the approval of the Special Committee (such approval not to be unreasonably withheld, delayed or conditioned)) otherwise agrees. The Offer shall remain open until the Expiration Date.

      (1) The Offer shall be subject only to: (i) the condition that, as of the Expiration Date, there shall be validly tendered by the Limited Partners in accordance with the terms of the Offer and not withdrawn a number of Common Units that equals, or exceeds, the Minimum Number (the "Minimum Condition") and
(ii) the other conditions set forth in Appendix I attached hereto (together with the Minimum Condition, the "Offer Conditions"). Subject to Section 1.1.1(3), Holdings and the Buyer expressly reserve the right to waive any of the Offer Conditions; provided that, notwithstanding any provision in this Agreement to the contrary, without the express prior written consent of the Company (granted upon the recommendation of the Special Committee), neither Holdings nor the Buyer may waive the Minimum Condition.

      (2) Holdings and the Buyer agree that, upon the Expiration Date, if all of the Offer Conditions have been satisfied or waived, the Buyer shall promptly accept and pay for the Common Units properly tendered and not withdrawn pursuant to the Offer.

      (3) Without the prior written consent of the Company (granted upon the recommendation of the Special Committee), no change may be made by Holdings or the Buyer to the terms of the Offer that (i) changes the Minimum Number, (ii) reduces the Offer Price, (iii) changes the form of payment of the Offer Price,
(iv) decreases the number of Common Units that the Buyer is offering to purchase pursuant to the Offer, (v) imposes conditions to the Offer in addition to the Offer Conditions or modifies the Offer Conditions in a manner adverse to the Limited Partners (except that a waiver of a condition may be made subject to terms or conditions that are no more onerous than the condition being waived) or
(vi) amends any other term of the Offer in a manner adverse to the Limited Partners, other than an extension of the Expiration Date pursuant to Section 1.1.3.

      (4) The Offer Price shall, subject to reduction for applicable withholding of taxes, be net to the seller in cash, payable upon the terms and subject to the conditions of the Offer.

            1.1.2. Securities Law Compliance. On the Commencement Date, the Buyer shall file with the SEC the Schedule TO and the other Offer Documents. The Buyer and Holdings covenant and agree that: (a) the Offer Documents will comply in all material respects as to form and content with the requirements of applicable federal securities laws (including Rule 13e-3 under the Exchange Act); and (b) on the date first filed with the SEC and on the date first disseminated to the Limited Partners, none of the Offer Documents (nor any information supplied by the Buyer or Holdings in writing specifically for inclusion in the Schedule 14D-9 or the Proxy Statement) will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading (except to the extent of such information supplied by the Company in writing specifically for inclusion therein). Holdings and the Buyer shall take all steps necessary to cause the Offer Documents to be disseminated to the Limited Partners, as and to the extent required by applicable federal securities laws. Holdings, the Buyer and the Company agree to promptly correct any information provided by any of them for use in the Offer Documents that shall have become false or misleading in any material respect, and Holdings and the Buyer further agree to take all steps necessary to cause the Schedule TO as so corrected to be filed with the SEC and the other Offer Documents as so corrected to be disseminated to the Limited Partners, in each case as and to the extent required by applicable federal securities laws. The Company and its counsel shall be given a reasonable opportunity to review and comment upon the Offer Documents and any amendments or supplements thereto, in each case prior to the filing thereof with the SEC or, if applicable, the dissemination thereof to any Limited Partners. Holdings and the Buyer each agree to provide the Company with a written copy of any comments or other communications it or its counsel may receive from time to time from the SEC or its staff with respect to the Offer Documents promptly after receipt of such comments, consult with the Company and its counsel prior to responding to any such comments and provide the Company and its counsel with a copy of any written responses thereto and notification of any oral responses thereto of Holdings, the Buyer or their counsel.

            1.1.3. Termination of the Offer. The Buyer shall not, without the prior written consent of the Company (granted upon the recommendation of the Special Committee), (i) terminate the Offer, except in accordance with the terms of Appendix I attached hereto or (ii) extend the Expiration Date, other than as provided below. Notwithstanding the foregoing, without the consent of the Company, the Buyer shall have the right to extend the Expiration Date (a) from time to time if at the scheduled Expiration Date, any of the Offering Conditions shall not have been satisfied or waived, until such Offering Conditions are satisfied or waived and (b) for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer, or any period required by law.

      1.2. ACTION BY COMPANY.

            1.2.1. Approval and Recommendation of the General Partner. Subject to the final sentence of this Section 1.2.1, the Company hereby approves of and consents to the making of the Offer and represents that the General Partner, acting pursuant to unanimous consent of its Board of Directors, at a meeting duly called and held on October 16, 2002, and in accordance with the recommendation of the Special Committee, adopted resolutions (i) determining that this Agreement and the transactions contemplated hereby, including the Merger and the Offer, taken together, are fair and reasonable to, and in the best interests of, the Company and the Limited Partners, (ii) approving and adopting this Agreement and the transactions contemplated hereby (including but not limited to the Offer and the Merger), (iii) consenting to the admission of the Buyer as a Limited Partner with respect to any Units purchased in the Offer, (iv) directing that the Agreement be submitted to a vote of the Limited Partners in accordance with Articles XIII and XIV of the Existing Partnership Agreement and (v) recommending that the Limited Partners tender their Common Units pursuant to the Offer and vote in favor of the approval of this Agreement and the Merger. Unless the Special Committee determines in good faith, after consultation with its outside legal advisors, that continuing to recommend, or failing to withdraw the approval of or the determinations with respect to the fairness and reasonability of, this Agreement and the transactions contemplated hereby could result in a breach of fiduciary duties to the Limited Partners or the Company under applicable law, the Company hereby consents to the inclusion in the Offer Documents of the recommendations and resolutions of the General Partner described in this Section 1.2.1.

            1.2.2. Securities Law Compliance. As soon as practicable on or after the day of the filing of the Offer Documents with the SEC, the Company shall prepare and file with the SEC a Schedule 14D-9, containing, subject to the final sentence of Section 1.2.1, the recommendations and resolutions of the General Partner described in Section 1.2.1 and, to the extent required by applicable law, shall cause it to be disseminated to the Limited Partners. The Company covenants and agrees that: (a) the
      Schedule 14D-9 will comply in all material respects as to form and content with the requirements of applicable federal securities laws; and (b) on the date first filed with the SEC and on the date first disseminated to the Limited Partners, the Schedule 14D-9 (and any information supplied by the Company in writing specifically for use in the Schedule TO or the other Offer Documents) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading (except to the extent of such information supplied by Holdings or the Buyer in writing specifically for inclusion therein). The Company shall take all steps necessary to cause the Schedule 14D-9 to be disseminated to the Limited Partners, as and to the extent required by applicable federal securities laws. The Company, Holdings and the Buyer agree to correct promptly any information provided by any of them for use in the Schedule 14D-9 that shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and disseminated to the Limited Partners, in each case as and to the extent required by applicable federal securities laws. Holdings, the Buyer and their counsel shall be given a reasonable opportunity to review and comment upon the Schedule 14D-9 and any amendments or supplements thereto, in each case prior to the filing thereof with the SEC or, if applicable, the dissemination thereof to any Limited Partners. The Company agrees to provide the Buyer and Holdings with a written copy of any comments or other communications it or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of such comments, consult with the Buyer, Holdings and their counsel prior to responding to any such comments, and provide the Buyer, Holdings and their counsel with a copy of any written responses thereto and notification of any oral responses thereto of the Company or its counsel.

            1.2.3. Partner List. In connection with the Offer and the Merger, the Company will promptly furnish or cause to be furnished to Holdings and the Buyer mailing labels, security position listings and any available listing, or computer file containing the names and addresses of all Limited Partners as of the most recent practicable date and as of the record date for the Partnership Meeting described in Section 7.2.2, and shall furnish Holdings and the Buyer with such additional information (including, but not limited to, updated lists of Limited Partners with their addresses and lists of security positions) and such other assistance as Holdings, the Buyer or their agents may reasonably request in communicating the Offer to the Limited Partners and soliciting the approval of the Limited Partners described in Section
      7.2.2. Subject to the requirements of applicable law and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer, the Merger and the other transactions contemplated by this Agreement, Holdings and the Buyer shall, until consummation of the Offer, hold in confidence the information contained in any of such labels and lists, shall use such information only in connection with the Offer, the Merger and the other transactions contemplated by this Agreement, and, if this Agreement shall be terminated in accordance with the terms hereof, shall deliver to the Company all copies of such information then in their possession or under their control.

                                   ARTICLE II
                                   THE MERGER

      2.1. THE MERGER. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with Delaware Law, the Buyer shall be merged with and into the Company at the Effective Time. Upon the Effective Time, the separate existence of Buyer shall cease and the Company shall continue as the surviving entity (the "Surviving Entity").

      2.2. CLOSING. Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to Section 9.1, and subject to the satisfaction or waiver of the conditions set forth in
Article VIII, the Closing will take place at 10:00 a.m. on the Closing Date, at the offices of Swidler Berlin Shereff Friedman, LLP, 405 Lexington Avenue, New York, New York 10174, unless another date, time or place is agreed to in writing by the parties hereto.

      2.3. EFFECTIVE TIME OF THE MERGER. On the Closing Date, the Surviving Entity shall file the Certificate of Merger with the Secretary of State, and the Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State or at such later time as is specified in the Certificate of Merger to which the Buyer and the Company shall have agreed (the time the Merger becomes effective being the "Effective Time").

      2.4. EFFECTS OF THE MERGER. The Merger shall have the effects set forth by Delaware Law, including, without limitation, that, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and the Buyer shall vest in the Surviving Entity, and all debts, liabilities and duties of the Company and the Buyer shall become the debts, liabilities and duties of the Surviving Entity.

      2.5. ORGANIZATIONAL DOCUMENTS.

            2.5.1.  As  of  the  Effective  Time,  the  Certificate  of  Limited
      Partnership of the Company, as in effect immediately prior to the Effective Time, shall remain the Certificate of Limited Partnership of the Surviving Entity until thereafter changed or amended as provided therein or by applicable law.

            2.5.2. As of the Effective Time, the Existing Partnership Agreement shall remain the Limited Partnership Agreement of the Surviving Entity until thereafter changed or amended as provided therein or by applicable law.

      2.6. GENERAL PARTNER. The General Partner shall continue to be the general partner of the Surviving Entity.

                                   ARTICLE III
                              EFFECT OF THE MERGER

      3.1. EFFECT ON EQUITY INTERESTS. As of the Effective Time, by virtue of the Merger and without any further action on the part of any partner of the Company or member of the Buyer:

            3.1.1. Interest in Buyer. The 100% limited liability company interest of the Buyer held by Holdings shall be converted into 10 Common Units and 10 Subordinated Units of the Surviving Entity, which shall be all of the issued and outstanding Units upon the effectiveness of the Merger, and Holdings shall become the sole limited partner of the Company.

            3.1.2. Conversion of Units. Each issued and outstanding Unit (other than Excluded Units) shall be converted into the right to receive the Merger Consideration, without interest, upon surrender of the certificates formerly representing such Common Units pursuant to Section 3.3, and, except for such right to receive the Merger Consideration, such Common Unit shall be deemed canceled and retired and shall cease to exist.

            3.1.3. Cancellation and Retirement of Excluded Units. Each issued and outstanding Excluded Unit shall be deemed canceled and retired without payment of any consideration therefor and shall cease to exist.

      3.2 THE LONG-TERM INCENTIVE PLAN. As soon as practicable following the date of this Agreement, the Company shall adopt such resolutions or take such other actions (if any) as may be required so that, at the Effective Time, each Option granted under the Long-Term Incentive Plan will automatically be converted into an option to receive, upon exercise thereof in accordance with the terms and provisions thereof (including, without limitation, the payment of the applicable exercise price) and subject to any conditions or restrictions contained therein, an amount in cash equal to the product of (a) the number of Common Units issuable upon the exercise of such Option immediately prior to the Effective Time and (b) the Merger Consideration.

      3.3. EXCHANGE OF CERTIFICATES.

            3.3.1. Exchange. Prior to the purchase of Units pursuant to the Offer, Holdings and the Buyer shall appoint a bank or trust company approved by the Company (which approval shall not be unreasonably withheld, delayed or conditioned) to act as exchange and paying agent (the "Exchange Agent") for the payment of the Merger Consideration. As of or prior to the Effective Time, Holdings and the Buyer shall deposit with the Exchange Agent, for the benefit of the Limited Partners for exchange in accordance with this Article III, the aggregate Merger Consideration. As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each Limited Partner of record immediately prior to the Effective Time: (i) a form letter of transmittal and (ii) instructions for use in effecting the surrender of such Limited Partner's Certificates in exchange for the Merger Consideration. Upon surrender to the Exchange Agent of a Certificate, together with such letter of transmittal duly executed and any other required documents, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration, and such Certificate shall forthwith be canceled. The Merger Consideration deposited with the Exchange Agent pursuant hereto shall be invested by the Exchange Agent in Permitted Investments, as directed by Holdings.

      3.3.2 Exchange Procedures.

            (a) After the Effective Time,  there shall be no further transfer on the records of the Surviving Entity (or its transfer agent) of Certificates. If Merger Consideration is to be remitted to a name other than that in which the Certificates surrendered for exchange are registered, it shall be a condition of such exchange that the Certificates so surrendered shall be properly endorsed, with signature guaranteed, or otherwise in proper form for transfer and that the Person requesting such exchange shall pay to the Surviving Entity (or its transfer agent) any transfer or other taxes required or establish to the satisfaction of the Surviving Entity (or its transfer agent) that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 3.3.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration applicable thereto as contemplated by Section 3.1, and the holder thereof shall cease to have any other rights with respect to the Units represented by such Certificate. The right of any Limited Partner to receive the Merger Consideration shall be subject to reduction to reflect any applicable withholding obligation for taxes.

            (b) In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Entity, the posting by such Person of a bond in such amount as the Surviving Entity may direct as indemnity against any claim that may be made against it with respect to such Certificate, or the provision of other reasonable assurances requested by the Surviving Entity, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration.

            3.3.3 No Further Ownership Rights in Units Exchanged for Merger Consideration. The Merger Consideration paid upon the surrender or exchange of Certificates in accordance with the terms of this Article III shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such Units.

            3.3.4. No Liability. None of Holdings, the Buyer, the Exchange Agent, the Company or the Surviving Entity shall be liable to any Person in respect of any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

                                   ARTICLE IV
                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

      The Company hereby represents and warrants to Holdings and the Buyer as follows:

      4.1. ORGANIZATION, STANDING AND CORPORATE POWER. The Company is duly organized, validly existing and in good standing under the laws of the State of Delaware.

      4.2. SUBSIDIARIES. The only Subsidiaries of the Company are those listed in Section 4.2 of the Disclosure Schedule. Except as set forth in Section 4.2 of the Disclosure Schedule, all of the outstanding shares of capital stock, membership interests, partnership interests or other equity interests of each such Subsidiary are owned (of record and beneficially) by the Company and/or one or more wholly-owned Subsidiaries, free and clear of all Liens. Except for the ownership interests set forth in Section 4.2 of the Disclosure Schedule, the Company does not own, directly or indirectly, any capital stock, membership interest or other equity interest in any Person.

      4.3. CAPITALIZATION. As of the date hereof: (i) 9,648,017 Common Units are issued and outstanding; (ii) 3,211,590 Subordinated Units are issued and outstanding; (iii) there are no Treasury Units; (iv) 684,007 Common Units are reserved for issuance pursuant to the exercise of Options granted under the Long-Term Incentive Plan; (v) there are no Common Units reserved for issuance pursuant to the vesting of Phantom Units granted under the Long-Term Incentive Plan; and (vi) the General Partner is the sole general partner of the Company. Except as set forth above, no Common Units or Subordinated Units are issued, reserved for issuance or outstanding. All outstanding Common Units and Subordinated Units are duly authorized, validly issued, fully paid and nonassessable. Except as set forth above, there are no outstanding bonds, debentures, notes or other indebtedness or other securities of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which Limited Partners may vote. Except as set forth above, there are no outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which the Company or any Subsidiary is a party or by which it is bound obligating it to issue, deliver or sell, or cause to be issued, delivered or sold, additional Common Units, Subordinated Units or other equity or voting securities of the Company or any Subsidiary or obligating the Company or any Subsidiary to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. There are no outstanding contractual obligations, commitments, understandings or arrangements of the Company, or its Subsidiaries, to repurchase, redeem or otherwise acquire Common Units or Subordinated Units. Section 4.3 of the Disclosure Schedule, lists, for each issued and outstanding Option under the Long-Term Incentive Plan, (a) the person to whom such Option was granted, (b) the number of Common Units issuable upon the exercise of such Option, (c) the exercise price of such Option and (d) the expiration date of such Option. There are no accrued and unpaid distributions with respect to any Common Units or Subordinated Units. To the Knowledge of the Company, there are no irrevocable proxies with respect to any Common Units or Subordinated Units.

      4.4 AUTHORITY; NONCONTRAVENTION. The Company has the requisite partnership power and authority to enter into this Agreement and, subject to Unit Majority Approval, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company, and the consummation by the Company of the transactions contemplated hereby, have been duly authorized by the General Partner, which constitutes all necessary action on the part of the Company, subject, in the case of the Merger, to Unit Majority Approval. This Agreement has been duly executed and delivered by, and constitutes a valid and binding obligation of, the Company, enforceable against the Company in accordance with its terms, except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors' rights generally or by general equitable or fiduciary principles (the "Enforceability Exception"). No consent, approval, order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity is required by or with respect to the Company, or any of its Subsidiaries, in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby, except for
(i) the filing of a pre-merger notification and report form by the Company under the HSR Act; (ii) the filing with the SEC of the Proxy Statement, the Schedule 14D-9 and such other forms and reports under the Securities Act and the Exchange Act as may be required in connection with the Offer, the Merger, this Agreement and the transactions contemplated hereby; (iii) the filing of the Certificate of Merger with the Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business; and (iv) such other consents, approvals, orders, authorizations, registrations, declarations, filings or notices as would not reasonably be expected to result in a Material Adverse Effect on the Company.

      4.5. BROKERS. The Special Committee has not caused the Company to incur any liability or obligation to pay any fees or commissions to any broker, finder or similar agent with respect to the transactions contemplated by this Agreement.

      4.6. OPINION OF FINANCIAL ADVISOR. The Special Committee has received the opinion of Dresdner Kleinwort Wasserstein, dated October 10, 2002, that, as of such date, the consideration to be received by the Limited Partners pursuant to the Offer and the Merger, taken together, is fair to the Limited Partners from a financial point of view.

      4.7. REQUIRED COMPANY VOTE. The approval of the General Partner (which, as set forth in Section 1.2.1, was granted at a meeting duly called on October 16,
2002) and the Unit Majority Approval, are the only votes of the Company's partners necessary to approve this Agreement, the Offer, the Merger and the other transactions contemplated hereby.

                                    ARTICLE V
            REPRESENTATIONS AND WARRANTIES OF HOLDINGS AND THE BUYER

      Holdings and the Buyer hereby jointly and severally represent and warrant to the Company as follows:

      5.1. ORGANIZATION. Holdings and the Buyer are each duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Holdings and the Buyer is an Affiliate of the General Partner.

      5.2. AUTHORITY; NONCONTRAVENTION. Holdings and the Buyer each have the requisite limited liability company power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Holdings and the Buyer, and the consummation by the Buyer of the transactions contemplated hereby, have been duly authorized by all necessary limited liability company action on the part of Holdings and the Buyer. This Agreement has been duly executed and delivered by, and constitutes a valid and binding obligation of, Holdings and the Buyer, enforceable against each of them in accordance with its terms, subject to the Enforceability Exception. No consent, approval, order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity is required by or with respect to Holdings or the Buyer in connection with the execution and delivery of this Agreement by Holdings or the Buyer or the consummation by Holdings or the Buyer of any of the transactions contemplated by this Agreement, except for (i) the filing of a pre-merger notification and report form under the HSR Act; (ii) the filing with the SEC of the Schedule TO, the other Offer Documents and such other forms reports under the Securities Act and the Exchange Act as may be required in connection with the Offer, the Merger, this Agreement and the transactions contemplated hereby; (iii) the filing of the Certificate of Merger with the Secretary of State; and (iv) such other consents, approvals, orders, authorizations, registrations, declarations, filings or notices as would not prevent or materially delay the ability of Holdings and/or the Buyer to consummate the transactions contemplated by this Agreement.

      5.3. BROKERS. Neither Holdings nor the Buyer has any liability or obligation to pay any fees or commissions to any broker, finder or similar agent with respect to the transactions contemplated by this Agreement.

      5.4. FINANCING. Holdings and the Buyer have previously delivered to the Special Committee a fully executed letter from MBIA confirming that it will arrange and provide credit support for the financing necessary to consummate the transactions contemplated by this Agreement and to pay all related fees and expenses, and describing the terms and conditions upon which it will arrange and provide credit support for such financing (the

"Financing Letter"). The Financing Letter is in full force and effect on the date hereof, and has not been amended or modified. There are no facts or circumstances known to Holdings or the Buyer that could reasonably be expected to prevent (i) the conditions described in the Financing Letter from being satisfied or (ii) Holdings and the Buyer from receiving financing pursuant to the terms of the Financing Letter. The aggregate proceeds of the financing contemplated by the Financing Letter are sufficient to pay the aggregate Offer Price and Merger Consideration and to pay all fees and expenses related to the transactions contemplated by this Agreement.

      5.5. OPERATIONS OF THE BUYER. Since the date of its organization, the Buyer has not engaged in any activities other than in connection with or as contemplated by this Agreement or in connection with arranging for the financing required to consummate the transactions contemplated hereby.

                                   ARTICLE VI
            COVENANTS RELATING TO CONDUCT OF BUSINESS PRIOR TO MERGER

      6.1. CONDUCT OF BUSINESS OF COMPANY. During the period from the date of this Agreement to the Effective Time (except as otherwise specifically required by the terms of this Agreement), or the earlier termination of this Agreement, the Company shall, and shall cause its Subsidiaries to, act and carry on its business in the ordinary course of business consistent with past practice. Without limiting the generality of the foregoing, except as otherwise contemplated by this Agreement, during the period from the date of this Agreement to the Effective Time, or the earlier termination of this Agreement, the Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Holdings and the Buyer, which consent shall not be unreasonably withheld, delayed or conditioned:

            6.1.1. declare, set aside or make any distributions in respect of any equity interest in the Company or any Subsidiary, except for (a) distributions required under the Company's Limited Partnership Agreement and (b) distributions by a Subsidiary of the Company to the Company or a wholly-owned Subsidiary in accordance with applicable law;

            6.1.2. split, combine or reclassify any Common Units, Subordinated Units or other equity interest in the Company or any Subsidiary, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any Common Units, Subordinated Units or other equity interest in the Company or any Subsidiary;

            6.1.3. purchase, redeem or otherwise acquire any Common Units, Subordinated Units or other equity interest in the Company or any Subsidiary or any rights, warrants or options to acquire any such interests or other securities outstanding on the date of this Agreement;

            6.1.4. authorize for issuance, issue, deliver, sell, pledge or otherwise encumber any of its Common Units, Subordinated Units or any other equity interest in the Company or any Subsidiary, or any rights, warrants or options to acquire, any such equity interests;

            6.1.5.  amend  its  certificate  of  limited  partnership,   limited
      partnership agreement or other organizational documents;

            6.1.6. acquire by merging or consolidating with, or by purchasing a substantial portion of the stock or assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization which would be material to the Company and its Subsidiaries as a whole;

            6.1.7. incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person in an amount in excess of $10 million, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company, or its Subsidiaries, guarantee any debt securities of another Person, enter into any "keep well" or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing, except for borrowings under current credit facilities and for lease obligations, in each case incurred in the ordinary course of business consistent with past practice;

            6.1.8. make any loans, advances or capital contributions to, or investments in, any other Person, other than to the Company or any wholly-owned Subsidiary of the Company;

            6.1.9. adopt resolutions providing for or authorizing a liquidation or a dissolution; or

            6.1.10. authorize any of, or commit or agree to take any of, the foregoing actions.

                                   ARTICLE VII
                              ADDITIONAL AGREEMENTS

      7.1. NOTIFICATION OF RESULTS. Following the Expiration Date, Holdings and the Buyer will promptly advise the Company as to the number of Common Units that have been tendered, and not withdrawn, pursuant to the Offer. At such time, subject to satisfaction or waiver of the Minimum Condition and the other Offer Conditions, the Buyer will accept and promptly pay for all validly tendered Common Units.

      7.2. PARTNERSHIP MEETING.

            7.2.1. As soon as practicable after the consummation of the Offer, the Company shall prepare and file with the SEC a preliminary Proxy Statement, respond promptly to any comments made by the SEC with respect to such preliminary filing and file with the SEC a definitive Proxy Statement and, to the extent required by applicable law, shall cause such definitive Proxy Statement to be disseminated to the Limited Partners. The Company covenants and agrees that: (a) the Proxy Statement will comply in all material respects as to form and content with the requirements of applicable federal securities laws; and (b) on the date first filed with the SEC and on the date first disseminated to the Limited Partners, the Proxy Statement will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading (except to the extent of such information supplied by Holdings or the Buyer in writing specifically for inclusion therein). The Company, Holdings and the Buyer agree to correct promptly any information provided by any of them for use in the Proxy Statement that shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to cause the Proxy Statement as so corrected to be filed with the SEC and disseminated to the Limited Partners, in each case as and to the extent required by applicable federal securities laws. Holdings, the Buyer and their counsel shall be given a reasonable opportunity to review and comment upon the preliminary Proxy Statement, the definitive Proxy Statement, and any amendments or supplements thereto, in each case prior to the filing thereof with the SEC or, if applicable, the dissemination thereof to any Limited Partners. The Company agrees to provide the Buyer and Holdings with a written copy of any comments or other communications it or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement promptly after receipt of such comments, consult with the Buyer, Holdings and their counsel prior to responding to any such comments, and provide the Buyer, Holdings and their counsel with a copy of any written responses thereto and notification of any oral responses thereto of the Company or its counsel.

            7.2.2. As promptly as practicable following the SEC's review of the Proxy Statement, the General Partner shall duly call, give notice of, convene and hold a Partnership Meeting for the purpose of approving the Merger, this Agreement and the transactions contemplated hereby. Unless the Special Committee determines in good faith, after consultation with its outside legal advisors, that doing so could result in a breach of fiduciary duties to the Limited Partners or the Company under applicable law, the Company will, through its General Partner and as set forth in
      Section 1.2.1 of this Agreement, submit each of the foregoing matters to a vote of the Limited Partners and recommend their approval of such matters, and (unless an information statement has been filed) seek to obtain all votes and approvals thereof by the Limited Partners. Subject to the foregoing, such recommendation, together with a copy of the fairness opinion referred to in Section 4.7, shall be included in the Proxy Statement. At the Partnership Meeting, Holdings and the Buyer shall cause all Units then owned by them or any of their Affiliates to be voted in favor of the approval of the Merger and this Agreement and in favor of any other resolution necessary to approve the transactions contemplated by this Agreement.

      7.3. ADDITIONAL UNDERTAKINGS.

            7.3.1. Upon the terms and subject to the conditions set forth in this Agreement, each of the parties hereto agrees to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer, the Merger and the other transactions contemplated by this Agreement. Holdings, the Buyer and the Company will use all commercially reasonable efforts and cooperate with one another in promptly: (i) determining whether any filings are required to be made or consents, approvals, waivers, licenses, permits or authorizations are required to be obtained (or, which if not obtained, would result in a breach or violation, or an event of default, termination or acceleration of any agreement or any "put" or "call" right under any agreement) under any applicable law or regulation or from any Governmental Entity or third party in connection with the Offer, the Merger and the other transactions contemplated by this Agreement; and (ii) making any such filings, furnishing information required in connection therewith and timely seeking to obtain any such consents, approvals, permits or authorizations.

            7.3.2. At the request of the Buyer, the Company shall make, subject to the condition that the transactions contemplated herein actually occur, any undertakings (including undertakings to make divestitures, provided, in any case, that such divestitures need not themselves be effective or made until after the transactions contemplated hereby actually occur) required in order to comply with the antitrust requirements or laws of any Governmental Entity, including the HSR Act, in connection with the transactions contemplated by this Agreement. Notwithstanding the foregoing, or any other covenant contained herein, in connection with the receipt of any necessary approvals under the HSR Act, neither Holdings nor the Buyer, nor any Affiliate thereof (other than, pursuant to the preceding sentence, the Company) shall be required to divest or hold separate or otherwise take or commit to take any action that materially limits the ownership or operation by the Company, Holdings or any of their respective Subsidiaries of a material portion of the business or assets of the Company, Holdings and their Subsidiaries, taken as a whole, or compels the Company or Holdings or any of their respective Subsidiaries to dispose of or hold separate a material portion of the business or assets of the Company, Holdings and their Subsidiaries, taken as a whole.

      7.4. INDEMNIFICATION.

            7.4.1. From the Effective Time through the sixth anniversary of the Effective Time, the Surviving Entity shall indemnify and hold harmless each Person who is now, or has been at any time prior to the date hereof, or becomes prior to the Effective Time, a director, officer, employee or agent of the Company or any of its Subsidiaries (the "Covered Parties"), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys' fees and disbursements (collectively, "Costs"), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to (i) the fact that the Covered Party is or was an officer, director, employee or agent of the Company or any of its Subsidiaries or (ii) matters existing or occurring at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable law, to the extent such Costs have not been paid for by insurance. Each Covered Party will be entitled to advancement of expenses incurred in the defense of any claim, action, suit, proceeding or investigation from the Surviving Entity within thirty days of receipt by the Surviving Entity from the Covered Person of a request therefor, along with appropriate supporting documentation; provided that any Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification.

            7.4.2. The limited partnership agreement of the Surviving Entity shall contain provisions no less favorable than those contained in the Existing Partnership Agreement with respect to indemnification, advancement of expenses and exculpation of present or former directors, officers, employees and agents of the Company and its Subsidiaries in connection with matters existing or occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement).

            7.4.3. Subject to the next sentence, the Surviving Entity shall, at no expense to the beneficiaries, maintain in effect for six years from the Effective Time the current directors' and officers' liability insurance policies maintained by the Company with respect to matters existing or occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement), so long as the annual premium therefor would not be in excess of 350% of the last annual premium paid prior to the date of this Agreement (such 350%, the "Maximum Premium"). If the Company's existing insurance expires, or is terminated or canceled, during such six-year period (or the annual premium therefor would exceed the Maximum Premium) the Surviving Entity shall use commercially reasonable efforts to obtain, for the remainder of such period, replacement directors' and officers' liability insurance with the most advantageous limits, deductibles and other terms and conditions available for an annualized premium not in excess of the Maximum Premium (as determined by the Surviving Entity in its reasonable discretion).

            7.4.4. Notwithstanding anything herein to the contrary, if any claim, action, suit, proceeding or investigation (whether arising before, at or after the Effective Time) of the type described in Section 7.4.1 is made against any Covered Party on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 7.4 shall continue in effect until the final disposition of such claim, action, suit, proceeding or investigation.

            7.4.5. The covenants contained in this Section 7.4 are intended to be for the benefit of, and shall be enforceable by, each of the Covered Parties and their respective heirs and representatives, and shall not be deemed exclusive of any other rights to which a Covered Party is entitled, whether pursuant to law, contract or otherwise.

            7.4.5. In the event that the Surviving Entity (i) consolidates with or merges into any other Person and is not the continuing or surviving entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, proper provision shall be made so that the successors and assigns of the Surviving Entity shall succeed to the obligations set forth in this Section 7.4.

      7.5. PUBLIC ANNOUNCEMENTS. Neither Holdings nor the Buyer, on the one hand, nor the Company, on the other hand, will issue any press release or public statement with respect to the transactions contemplated by this Agreement, including the Offer and the Merger, without the other party's prior consent, except as may be required by applicable law, court process or by obligations pursuant to any listing agreement with, or rule of, any applicable stock exchange, and in any event, to the extent practicable, Holdings, the Buyer and the Company will consult with each other before issuing, and provide each other the opportunity to review and comment upon, any such press release or other public statements with respect to such transactions. The parties agree that the initial press release or releases to be issued with respect to the transactions contemplated by this Agreement shall be mutually agreed upon prior to the issuance thereof.

      7.6. TRANSACTION PROPOSALS.

            7.6.1. From and after the date hereof until the termination of this Agreement, neither the Company, the General Partner, the Company's Subsidiaries, nor any of their respective officers, directors, employees, representatives, agents or Affiliates (including, without limitation, any investment banker, attorney or accountant retained by any of them) (collectively, "Responsible Parties") shall, directly or indirectly: (i) initiate, solicit, knowingly encourage or knowingly facilitate (including by way of furnishing information) the making of any proposal or offer that constitutes, a Transaction Proposal; (ii) enter into, maintain or continue discussions or negotiate with any Person in furtherance of, or in order to encourage, a Transaction Proposal; (iii) agree to, approve, recommend, or endorse a Transaction Proposal; or (iv) disclose any non-public information relating to the Company or any Subsidiary of the Company or afford access to the properties, books or records of the Company or any Subsidiary of the Company to any Person that has made or may reasonably be expected to make a Transaction Proposal or that has advised the Company that it is or may be interested in making a Transaction Proposal. Notwithstanding the foregoing, nothing contained in this Agreement shall prohibit the Special Committee on behalf of the General Partner from making to the Limited Partners any recommendation and related filing with the SEC as required by Rules 14e-2 and 14d-9 under the Exchange Act, with respect to any tender offer. Notwithstanding anything herein to the contrary, at any time during the Company Applicable Period, the Special Committee and the Company may, in response to a proposal or offer that constitutes a Transaction Proposal which the Special Committee determines in good faith, after consultation with the Special Committee's outside legal and financial advisors, could reasonably be expected to result in a Company Superior Proposal, (x) furnish information with respect to the Company and its Subsidiaries to any Person making such a Transaction Proposal and (y) participate in discussions or negotiations regarding such Transaction Proposal.

            7.6.1. Prior to the withdrawal or modification of any of the recommendations and resolutions of the General Partner set forth in
      Section  1.2.1  pursuant  to Section  7.6.1,  the  Company  shall  provide
      Holdings and the Buyer with a written notice advising them that the Special Committee has received a Transaction Proposal, specifying the material terms and conditions of such Transaction Proposal and identifying the Person making such Transaction Proposal.

      7.7. NOTIFICATION OF CERTAIN MATTERS. The Company shall give prompt notice to Holdings and the Buyer, and Holdings and the Buyer shall give prompt notice to the Company of: (i) the occurrence or non-occurrence of any event that causes or could reasonably be expected to cause (a) any representation or warranty made by it pursuant to this Agreement to be untrue or inaccurate in any material respect or (b) any covenant, condition or agreement contained in this Agreement not to be complied with or satisfied by it in any material respect; and (ii) any material failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this
Section 7.7 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

      7.8. STATE TAKEOVER LAWS. If any "fair price" or "control share acquisition" statute or other similar statute or regulation shall become applicable to the Offer, the Merger or any of the other transactions contemplated by this Agreement, the General Partner and the sole member of the Buyer shall use all commercially reasonable efforts to grant such approvals and to take such other actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and shall otherwise use all commercially reasonable efforts to eliminate the effects of any such statute or regulation on the transactions contemplated hereby.

      7.9. CONSUMMATION OF FINANCING. Each of Holdings and the Buyer will use commercially reasonable efforts to obtain the financing required for the consummation of the Offer and the Merger pursuant to the Financing Letter, and, to the extent that all or any portion of such financing becomes unavailable, to arrange for alternative financing for the Offer and the Merger (to the extent available on commercially reasonable terms).

                                  ARTICLE VIII
                              CONDITIONS PRECEDENT

      8.1. CONDITIONS TO EACH PARTY'S OBLIGATION. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver of the following conditions:

            8.1.1. Unit Majority Approval. Unit Majority Approval of this Agreement, the Merger and transactions contemplated hereby shall have been obtained, provided that neither Holdings nor the Buyer may assert this condition unless Holdings, the Buyer and their Affiliates shall vote all Common Units or Subordinated Units held by any of them in favor of such matters.

            8.1.2. HSR Act. The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired.

            8.1.3. No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any Governmental Entity or other legal restraint or prohibition shall be in effect preventing or prohibiting the acceptance for payment of, or payment for, Common Units pursuant to the Offer, or the consummation of the
      Merger; provided, however, that the parties hereto shall use all commercially reasonable efforts to have any such injunction, order, restraint or prohibition vacated.

            8.1.4. Statutes; Consents. No statute, rule, order, decree or regulation shall have been enacted or promulgated by any Governmental Entity of competent jurisdiction that prohibits the consummation of the Merger.

            8.1.5. Offer. The Buyer shall have purchased Common Units pursuant to the Offer; provided, however, neither Holdings nor the Buyer may assert this condition if the Buyer shall have failed, in violation of the terms of this Agreement or the Offer, to purchase the Common Units so tendered and not withdrawn.

                                   ARTICLE IX
                        TERMINATION, AMENDMENT AND WAIVER

      9.1. TERMINATION. This Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after approval of matters presented in connection with the Merger by the Limited Partners:

            9.1.1. by mutual written consent of Holdings, the Buyer and the Company;

            9.1.2. by either Holdings and the Buyer, on one hand, or the Company, on the other hand, if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting, or if there shall be in effect any other legal restraint or prohibition preventing or prohibiting, the acceptance for payment of, or payment for, Common Units pursuant to the Offer or the consummation of the Merger, and such order, decree, ruling or other action shall have become final and nonappealable (other than due to the failure of the party seeking to terminate this Agreement to perform its obligations under this Agreement required to be performed at or prior to the Effective Time of the Merger);

            9.1.3. by the Company, if the Buyer shall not have (i) commenced the Offer on or before November 25, 2002 or (ii) accepted for payment any Common Units pursuant to the Offer (other than due to the failure of the Company to perform its obligations under this Agreement) by January 31, 2003, or, if any necessary approvals required under the HSR Act shall not have been obtained on such date, by such date ten Business Days after receipt of all necessary approvals under the HSR Act;

            9.1.4. by Holdings and the Buyer, in the event of a material breach or failure to perform in any material respect by the Company of any covenant or other agreement contained in this Agreement or in the event of a breach of any representation or warranty of the Company that could reasonably be expected to have a Material Adverse Effect or to materially adversely affect the ability of the parties to consummate the transactions contemplated hereby, in each case which cannot be or has not been cured within 10 days after the giving of written notice to the Company;

            9.1.5. by the Company, prior to the Buyer's purchase of any Common Units pursuant to the Offer, in the event of a material breach or failure to perform in any material respect by Holdings or the Buyer of any covenant or other agreement contained in this Agreement or in the event of a breach of any representation or warranty of Holdings or the Buyer that could reasonably be expected to materially adversely affect the ability of the parties to consummate the transactions contemplated hereby, in each case which cannot be or has not been cured within 10 days after the giving of written notice to Holdings and the Buyer;

            9.1.6. by Holdings and the Buyer, if the Buyer shall not have accepted for payment any Common Units pursuant to the Offer (other than due to the failure of Holdings or the Buyer to perform their respective obligations under this Agreement) by November 25, 2002;

            9.1.7. by the Company in response to a Company Superior Proposal, but only at a time that is during the Company Applicable Period and is after the fifth Business Day following the Buyer's receipt of written notice advising the Buyer that the Special Committee is prepared to accept a Company Superior Proposal, specifying the material terms and conditions of such Company Superior Proposal and identifying the Person making such Company Superior Proposal; or

            9.1.8. by Holdings and the Buyer, if the Special Committee shall, pursuant to the last sentence of Section 1.2.1, withdraw or modify, or resolve to withdraw or modify, any of the recommendations and resolutions set forth in Section 1.2.1.

      9.2. EFFECT OF TERMINATION. In the event of termination of this Agreement as provided in Section 9.1, this Agreement shall forthwith become void and have no effect, without any continuing obligation on the part of Holdings, the Buyer or the Company, other than the provisions of Article X.

      9.3. AMENDMENT. Except as required by law, this Agreement may be amended by the Company, Holdings and the Buyer at any time prior to the Effective Time. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

      9.4. EXTENSION; WAIVER. Subject to the terms of this Agreement to the extent that they expressly restrict the following, at any time prior to the Effective Time, the parties may (i) extend the time for the performance of any of the obligations or other acts of the other parties, (ii) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (iii) subject to the provisions of Section 9.3, waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

      9.5. SPECIAL COMMITTEE. During the period from the date of this Agreement to the Effective Time, or the earlier termination of this Agreement, the approval of the Special Committee shall be required to authorize any termination of this Agreement by the Company, any amendment or modification of this Agreement requiring action by the Company or the General Partner, any consent of the Company or the General Partner under the terms of this Agreement, any extension of time for performance of any obligation or action hereunder by Holdings or the

Buyer and any waiver of compliance with any of the agreements or conditions contained herein for the benefit of the Company, the General Partner or the Limited Partners or other action by the Company or the General Partner hereunder which could adversely affect the Limited Partners.

                                    ARTICLE X
                               GENERAL PROVISIONS

      10.1. NONSURVIVAL OF REPRESENTATIONS AND WARRANTIES.

            10.1.1. None of the representations or warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time and all such representations and warranties will be extinguished on consummation of the Merger; and neither the Company, the General Partner, the Limited Partners, Holdings, the Buyer or any of their respective officers, directors, managers, employee, members, Affiliates or representatives shall be under any liability whatsoever with respect to any such representation or warranty after such time. This Section 10.1 shall not limit any covenant or agreement of the parties that by its terms contemplates performance after the Effective Time.

            10.1.2. Each of the parties is a sophisticated legal entity that was advised by knowledgeable counsel and, to the extent it deemed necessary, other advisors in connection with this Agreement. Accordingly, each of the parties hereby acknowledges that (i) no party has relied or will rely upon any document or written or oral information previously furnished to or discovered by it or its representatives, other than this Agreement, the Disclosure Schedule or any certificates delivered at the Effective Time pursuant to this Agreement; and (ii) there are no representations or warranties by or on behalf of any party hereto or any of its respective Affiliates or representatives other than those expressly set forth in this Agreement, the Disclosure Schedule or in any certificates delivered at the Effective Time pursuant to this Agreement

      10.2. FEES AND EXPENSES. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

      10.3.  NOTICES.  All  notices,   requests,   claims,   demands  and  other
communications under this Agreement shall be in writing and shall be deemed given on the day of delivery or transmission, if delivered personally or transmitted by facsimile, and on the business day after delivery to an overnight courier service, if delivered by overnight courier, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

                  if to Holdings or the Buyer, to:

                  U.S. Timberlands Holdings Group, LLC
                  U.S. Timberlands Acquisition Co., LLC
                  625 Madison Avenue
                  Suite 10-b
                  New York, New York 10022
                  Attn: John M. Rudey
                  Fax: (212) 758-4009

                  with a copy to:

                  Swidler Berlin Shereff Friedman, LLP
                  405 Lexington Avenue
                  New York, New York 10174
                  Attn: Martin Nussbaum, Esq.
                  Fax: (212) 891-9598

                  if to the Company or the Special Committee, to:

                  U.S. Timberlands Company, L.P.
                  c/o U.S. Timberlands Services Company, L.L.C.
                  625 Madison Avenue
                  Suite 10-b
                  New York, New York 10022
                  Attn: Special Committee of the Board of Directors
                  Fax: (212) 758-4009
                  with a copy to:
                  Alan B. Abramson
                  and
                  William W. Wyman
                  c/o Richards, Layton & Finger
                  One Rodney Square
                  Wilmington, Delaware 19899
                  Attn: Jesse Finkelstein, Esq.
                  Fax: (302) 651-7701

      10.4. INTERPRETATION. When a reference is made in this Agreement to a Section, Exhibit or Schedule, such reference shall be to a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

      10.5. COUNTERPARTS. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

      10.6. ENTIRE AGREEMENT; NO THIRD-PARTY BENEFICIARIES. This Agreement and the other agreements referred to herein constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement. This Agreement, other than Section 7.4, is not intended to confer upon any Person other than the parties hereto any rights or remedies.

      10.7. GOVERNING LAW. This agreement shall be governed by, and construed in accordance with, the internal laws of the state of Delaware, without regard to conflicts of law principles. The parties hereto agree that any appropriate state or federal court located in the state of Delaware shall have jurisdiction over any case or controversy arising hereunder or in connection herewith and shall be the proper and exclusive forum in which to adjudicate such case or controversy. Each party hereto agrees to be subject to such jurisdiction and venue.

      10.8. ASSIGNMENT. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

      10.9. ENFORCEMENT. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement. Each of the parties hereto hereby irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or related to this Agreement or the transactions contemplated hereby.

      10.10. IN WITNESS WHEREOF, Holdings, the Buyer and the Company have caused this Agreement to be signed as of the date first written above.

                                 U.S. TIMBERLANDS HOLDINGS GROUP, LLC

                                 By:/s/ JOHN M. RUDEY
                                 ------------------------
                                 Name: John M. Rudey
                                 Title: President

                                 U.S. TIMBERLANDS ACQUISITION CO., LLC

                                 By:/s/ JOHN M. RUDEY
                                 ------------------------
                                 Name: John M. Rudey
                                 Title: President

                                 U.S. TIMBERLANDS COMPANY, L.P.

                                 By: U.S. Timberlands Services Company, L.L.C., its general partner

                                 By:/s/ THOMAS C. LUDLOW
                                 ------------------------
                                 Name: Thomas C. Ludlow
                                 Title: Chief Financial Officer

                                   APPENDIX I
                             CONDITIONS OF THE OFFER

      Notwithstanding any other provision of the Offer or this Agreement, and subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) relating to the Buyer's obligation to pay for or return tendered Common Units after termination of the Offer, Holdings and the Buyer shall not be required to accept for payment or pay for any Common Units tendered pursuant to the Offer and may delay acceptance for payment or may terminate the Offer if (other than as a result of a breach by Holdings or the Buyer of their respective obligations under this Agreement):

            (2) as of the Expiration Date, less than the Minimum Number of Common Units have been tendered pursuant to the Offer and not withdrawn;

            (3) any applicable waiting period under the HSR Act has not expired or terminated;

            (4) at any time after the date of this Agreement, and before acceptance for payment of any Common Units, any of the following events shall occur and be continuing:

                  (a) there shall be any statute,  rule,  regulation,  judgment, order or injunction enacted, entered, promulgated or deemed applicable to the Offer or the Merger pursuant to authoritative interpretation by or on behalf of a Governmental Entity that (A) prohibits the acquisition by the Buyer of any the Common Units under the Offer, or restrains or prohibits the making or consummation of the Offer or the Merger, (B) prohibits or materially limits the ownership or operation by the Company, Holdings or any of their respective Subsidiaries of a material portion of the business or assets of the Company, Holdings and their Subsidiaries, taken as a whole, or compels the Company or Holdings or any of their respective Subsidiaries to dispose of or hold separate any material portion of the business or assets of such Person, in each case as a result of the Offer or the Merger, (C) imposes material limitations on the ability of Holdings or the Buyer to acquire or hold, or exercise full rights of ownership of, any Common Units to be accepted for payment pursuant to the Offer including, without limitation, the right to vote such Common Units on all matters properly presented to the limited partners of the Company or (D) prohibits Holdings or any of its Subsidiaries from effectively controlling in any material respect any material portion of the business or operations of the Company, Holdings, or their Subsidiaries, taken as a whole;

                  (b) there shall be any  outstanding  litigation with any third party relating to the Offer, the Merger, this Agreement or the transactions contemplated hereby which has not been finally dismissed or settled to the satisfaction of Holdings and the Buyer in their sole discretion, and which is reasonably likely to have a Material Adverse Effect or a material adverse impact on the ability of Holdings and Buyer to consummate the Offer or the Merger;

                  (c) any of the  representations  and warranties of the Company contained in the Agreement shall not be true and correct in all material respects at and as of the date of consummation of the Offer (except to the extent such representations and warranties speak to an earlier date), as if made at and as of the date of consummation of the Offer, in each case except as contemplated or permitted by this Agreement;

                  (d) the Company  shall have failed to perform in all  material respects the obligations required to be performed by it under the Agreement at or prior to the date of expiration of the Offer, including but not limited to its obligations pursuant to Section 7.6 hereof, except for such failures to perform as have not had or would not, individually or in the aggregate, have a Material Adverse Effect or materially adversely affect the ability of the parties to consummate the transactions contemplated hereby;

                  (e) the  Agreement  shall have been  terminated  in accordance with its terms;

                  (f) a  material  adverse  change  shall have  occurred  in the financial condition, properties, business or results of operations of the Company and its Subsidiaries taken as a whole; or

            (5) The Buyer shall not have received the financing proceeds contemplated by the Financing Letter or otherwise obtained the funds necessary to consummate the Offer and the Merger on terms satisfactory to Holdings and the Buyer; provided, that Holdings and the Buyer shall have complied with the provisions of Section 7.9.

The foregoing conditions (other than the Minimum Condition) are for the sole benefit of Holdings and the Buyer and, subject to the Merger Agreement, may be waived by Holdings or the Buyer, in whole or in part at any time and from time to time in the sole discretion of Holdings or the Buyer; provided that, without the express prior written consent of the Company, neither Holdings nor the Buyer may waive the Minimum Condition.

                                   APPENDIX II
                                   DEFINITIONS

      "Affiliate" of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. For purposes hereof, "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise; provided that a natural person shall not be considered to be an Affiliate of an entity solely as a result of such natural person's position as an officer, director, manager or other similar representative of such entity.

      "Agreement" shall have the meaning assigned to such term in the Preamble hereto.

      "Business Day" means any day, other than Saturday, Sunday or a federal holiday, and shall consist of the time period from 12:01 a.m. through 12:00 midnight New York City time. In computing any time period under Section 14(d)(5) or Section 14(d)(6) of the Exchange Act or under Regulation 14D or Regulation 14E, the date of the event which begins the running of such time period shall be included except that if such event occurs on other than a Business Day such period shall begin to run on and shall include the first Business Day thereafter.

      "Buyer" shall have the meaning assigned to such term in the Preamble.

      "Certificate" means a certificate representing outstanding Units held by a Limited Partner immediately prior to the Effective Time.

      "Certificate of Merger" means a certificate of merger executed in accordance with Delaware Law.

      "Closing" means the consummation of the Merger.

      "Closing Date" means the second business day after satisfaction or waiver of the conditions set forth in Article VIII.

      "Commencement Date" means the date that the Offer is commenced pursuant to
Section 1.1.1.

      "Common Units" means the limited partner interests in the Company designated as "Common Units" in the Existing Partnership Agreement.

      "Company" shall have the meaning assigned to such term in the Preamble.

      "Company Applicable Period" means the period commencing on the date hereof and ending at such time as the Buyer pays for all validly tendered Common Units in the Offer.

      "Company Superior Proposal" means a Transaction Proposal that includes terms that the Special Committee determines in good faith, after consultation with its outside legal and financial advisors, to be more favorable to the Limited Partners than the Offer and the Merger.

      "Conflicts Committee" shall have the meaning assigned to such term in the Existing Partnership Agreement.

      "Costs" shall have the meaning assigned to such term in Section 7.4.1.

      "Covered Parties" shall have the meaning assigned to such term in Section 7.4.1.

      "Delaware Law" means the Delaware Revised Uniform Limited Partnership Act and the Delaware Limited Liability Company Act.

      "Disclosure Schedule" means the disclosure schedule attached to this Agreement, which contains exceptions to the representations and warranties of the Company set forth in Article IV.

      "Effective Time" shall have the meaning assigned to such term in Section 2.3.

      "Enforceability Exception" shall have the meaning assigned to such term in
Section 4.4.

      "Exchange Act" means the Securities Exchange Act of 1934, as amended.

      "Exchange Agent" shall have the meaning assigned to such term in Section 3.3.1.

      "Excluded Units" means any Units owned by Holdings, the Buyer, the General Partner or any Affiliates of any of the foregoing.

      "Existing Partnership Agreement" means the Amended and Restated Agreement of Limited Partnership of the Company, dated as of November 19, 1997.

      "Expiration Date" means the 20th Business Day after the Commencement Date, subject to extension pursuant to Section 1.1.3.

      "Financing Letter" shall have the meaning assigned to such term in Section 5.4.

      "General  Partner"  means  the  general  partner  of  the  Company,   U.S.
Timberlands Services Company, L.L.C., a Delaware limited liability company.

      "Governmental Entity" means any Federal, state or local government administrative agency, commission or other governmental authority or agency, including any securities exchange or similar quasi-regulatory body.

      "Holdings" shall have the meaning assigned to such term in the Preamble.

      "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

      "Knowledge of the Company" means the knowledge, after due inquiry, of the Board of Directors of the General Partner.

      "Lien" means any pledge, claim, lien, charge, encumbrance or security interest of any kind or nature whatsoever.

      "Limited Partners" means any and all holders of the Units; provided, that the term does not include Holdings, the Buyer, the General Partner or any Affiliates of any of the foregoing.

      "Long-Term Incentive Plan" means the 1997 Long-Term Incentive Plan established by the General Partner in which certain employees and directors of the General Partner and its Affiliates are issued Options and/or Phantom Units.

      "Material Adverse Effect" means, when used in connection with Company, any effect that either individually or in the aggregate with all other such effects is materially adverse to the business, financial condition, or results of operations of the Company and its Subsidiaries taken as a whole; provided, however, that a "Material Adverse Effect" with respect to the Company or any of its Subsidiaries shall not include (i) any adverse change, effect or circumstance arising out of or resulting from actions contemplated by the parties in connection with this Agreement or that is attributable to the announcement or performance of this Agreement or the transactions contemplated by this Agreement (including, without limitation, a loss of customers or employees), (ii) changes, effects and circumstances that are the result of factors generally affecting the industry or specific markets in which the Company and its Subsidiaries compete, or that are the result of factors affecting the Company's customers or the industries or markets in which the Company's customers operate (other than any such change having a materially disproportionate effect on the Company relative to other industry participants),
(iii) any change, effect or circumstance resulting from changes in general economic, regulatory or political conditions, conditions in the United States or worldwide capital markets, any act of terrorism, or any outbreak of hostilities or war (other than any such condition having a materially disproportionate effect on the Company relative to other industry participants), (iv) any change in the trading price or trading volume of the Company's securities (but not any change, effect or circumstance underlying such change in trading price or trading volume to the extent such change, effect or circumstance would otherwise constitute a Material Adverse Effect on the Company), (v) any failure by the Company to meet any published revenue or earnings projections of a third party (but not any change, effect or circumstance underlying such failure to the extent such change, effect or circumstance would otherwise constitute a Material Adverse Effect on the Company), or (vi) changes, effects or circumstances resulting from any change in U.S. generally accepted accounting principles or interpretations thereof.

      "Maximum Premium" shall have the meaning assigned to such term in Section 7.4.3.

      "MBIA" means MBIA Insurance Corporation, a New York stock insurance corporation.

      "Merger" shall have the meaning assigned to such term in the Recitals.

      "Merger Consideration" means an amount of cash per Unit equal to the Offer Price.

      "Minimum  Condition"  shall  have the  meaning  assigned  to such  term in
Section 1.1.1 (1).

      "Minimum Number" means 3,235,776, it being understood that such number is intended to represent the number of Common Units that, when added to the Common Units currently held by Holdings and its Affiliates, would exceed fifty percent (50%) of the aggregate outstanding Common Units.

      "Offer" shall have the meaning assigned to such term in the Recitals.

      "Offer Conditions" shall have the meaning assigned to such term in Section 1.1.1(1).

      "Offer Documents" means (i) the Schedule TO and (ii) the offer to purchase, form of letter of transmittal, summary advertisement and any other related documents required to be filed as exhibits to the Schedule TO.

      "Offer Price" means $3.00.

      "Options" means options to purchase Common Units granted under the Long-Term Incentive Plan.

      "Outstanding" shall have the meaning assigned to such term in the Existing Partnership Agreement.

      "Partnership Meeting" shall mean a meeting of the limited partners of the Company.

      "Phantom Units" means phantom units granted under the Long-Term Incentive Plan, which, upon vesting, entitle the holder thereof to receive Common Units.

      "Permitted Investments" means (i) marketable direct obligations having a term not in excess of 90 days issued or unconditionally guaranteed by the United States government and backed by the full faith and credit of the United States;
(ii) marketable direct obligations issued by any State of the United States or any political subdivision of any such state or any public instrumentality thereof, having the first or second highest rating obtainable from either Standard & Poor's Ratings Service or Moody's Investor Service, Inc. and having a term not in excess of 90 days; (iii) certificates of deposit having a term not in excess of 90 days issued by any commercial bank organized under the laws of the United States or any State thereof or the District of Columbia having combined capital and surplus of not less than $100,000,000, provided that, if such commercial bank is not organized under the laws of the United States, it must be a member of the Federal Deposit Insurance Corporation; or (iv) any money market mutual fund, substantially all of which is invested in the foregoing categories.

      "Person" means an individual, corporation, limited liability company, partnership, joint venture, association, trust, unincorporated organization or other entity.

      "Proxy Statement" means the proxy statement relating to the Merger filed with the SEC, and any amendments and supplements thereto.

      "Responsible  Parties"  shall have the  meaning  assigned  to such term in
Section 7.6.1.

      "Schedule  14D-9"  means  the  Solicitation/Recommendation   Statement  on
Schedule 14D-9 to be filed with the SEC in connection with the Offer, and any amendments and supplements thereto.

      "Schedule TO" means the Tender Offer Statement on Schedule TO to be filed with the SEC in connection with the Offer, and any amendments and supplements thereto.

      "SEC" means the Securities and Exchange Commission.

      "Secretary of State" means the Secretary of State of the State of Delaware.

      "Securities Act" means the Securities Act of 1933, as amended.

      "Special Committee" shall have the meaning assigned to such term in the Recitals.

      "Subordinated Units" means the limited partner interests in the Company designated as "Subordinated Units" in the Existing Partnership Agreement.

      "Subsidiary" means, with respect to any Person, a corporation, limited liability company, partnership, joint venture or other entity of which such Person owns, directly or indirectly, more than fifty percent (50%) of the outstanding equity securities or other interests the holders of which are generally entitled to vote for the election of the Board of Directors or other governing body or otherwise exercise control of such entity.

      "Surviving Entity" shall have the meaning assigned to such term in Section 2.1.

      "Transaction Proposal" means a proposal relating to (or a public announcement or filing of an intention or plan to engage in) any of the following involving Company or any of its Subsidiaries (other than the transactions between the Company, Holdings and the Buyer contemplated by the Offer and this Agreement): (i) any merger, consolidation, share exchange, recapitalization, business combination or other similar transaction; (ii) except in the ordinary course of business, any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the Company and its Subsidiaries, taken as a whole, in a single transaction or series of related transactions; (iii) any tender offer or exchange offer for, or the acquisition of (or right to acquire) "beneficial ownership" by any person, "group" or entity (as such terms are defined under Section 13 (d) of the Exchange Act), of 20% or more of the outstanding Common Units; or (iv) any recapitalization, liquidation, dissolution or similar transaction.

      "Treasury Units" means any Units owned by the Company or by any wholly-owned Subsidiary of the Company.

      "Unit Majority Approval" means the approval of at least (i) a majority of the Outstanding Common Units, voting as a class and (ii) a majority of the Outstanding Subordinated Units, voting as a class.

      "Units" means the Common Units and the Subordinated Units.

                               DISCLOSURE SCHEDULE

                                   SECTION 4.2

                                  SUBSIDIARIES

Subsidiaries:

Name                                 Ownership
-----                                ----------
U.S.                                 Timberlands Klamath Falls, LLC 99%
                                     owned by the Company; 1% owned by U.S.
                                     Timberlands Services, LLC

U.S. Timberlands Finance Corp.       100% owned by U.S. Timberlands
                                     Klamath Falls, LLC



Other Ownership Interests:

Name                                 Ownership
-----                                ----------
UST Yakima Holdings II, LLC          49% owned by the Company; 51% owned by U.S.
                                     Timberlands Holdings Group L.L.C.

UST Yakima Holdings, LLC             100% owned by UST Yakima Holdings II, LLC

                              DISCLOSURE SCHEDULE

                                   SECTION 4.3

                                 CAPITALIZATION

Options:

                                       Number of
                                      Common Units
                                        Issuable        Exercise     Expiration
Optionholder                          Upon Exercise       Price         Date
------------                          -------------     --------     ----------
John M. Rudey ....................       93,233          $14.75          n/a
John M. Rudey ....................       13,985          $14.75          n/a
John M. Rudey ....................       50,000          $13.375         n/a
George R. Hornig .................       93,233          $14.75          n/a
George R. Hornig .................       13,985          $14.75          n/a
George R. Hornig .................       50,000          $13.375         n/a
Martin Lugus .....................       55,940          $14.75          n/a
Martin Lugus .....................        8,391          $14.75          n/a
Robert A. Broadhead ..............       29,835          $14.75          n/a
Robert A. Broadhead ..............        4,475          $14.75          n/a
Christopher J. Sokol .............       29,835          $14.75          n/a
Christopher J. Sokol .............        4,475          $14.75          n/a
Walter L. Barnes .................       29,835          $14.75          n/a
Walter L. Barnes .................        4,475          $14.75          n/a
Alan B. Abramson .................       50,000          $13.375         n/a
William W. Wyman .................       50,000          $13.375         n/a
William J. Barnett ...............        1,000          $13.375         n/a
Lon D. Casebeer ..................        1,000          $13.375         n/a
Edward D. DeWitt .................        1,000          $13.375         n/a
Jeffrey B. Dixon .................        1,000          $13.375         n/a
Poli L. Hubbard ..................        1,000          $13.375         n/a
Michael S. Garrett ...............        1,000          $13.375         n/a
Catherine M. Gray ................        1,000          $13.375         n/a
Thomas G. Greenleaf ..............        1,000          $13.375         n/a
Sandra K. Hanford ................        1,000          $13.375         n/a
Brad A. Johnson ..................        1,000          $13.375         n/a
Cassandra S. Maxwell .............        1,000          $13.375         n/a
Cheryl A. Ramos (Ellis) ..........        1,000          $13.375         n/a
Dallas L. Suthpin ................        1,000          $13.375         n/a
Diane M. VanDusen ................        1,000          $13.375         n/a
Jeffrey J. Vermilya ..............        1,000          $13.375         n/a
Jeffrey Jones ....................       34,310          $11.75          n/a
Thomas C. Ludlow .................       50,000          $9.813          n/a
Rich Ryder .......................        1,000          $9.75           n/a
Martha Brunnemer .................        1,000          $6.75           n/a
Maria Corralles ..................        1,000          $5.84           n/a

      Facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal and certificates representing Common Units and any other required documents should be sent or delivered by each Common Unit holder or such Common Unit holder's broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of the addresses set forth below:

                     THE DEPOSITARY AGENT FOR THE OFFER IS:

                     American Stock Transfer & Trust Company

              BY MAIL:                       BY HAND OR OVERNIGHT COURIER:
       American Stock Transfer                  American Stock Transfer
          & Trust Company                          & Trust Company
           59 Maiden Lane                          59 Maiden Lane
      New York, New York 10038                 New York, New York 10038

                           BY FACSIMILE TRANSMISSION:
                        (FOR ELIGIBLE INSTITUTIONS ONLY)
                                 (718) 234-5001

                              CONFIRM BY TELEPHONE:
                                 (800) 937-5449
                                 (718) 921-8200

      Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. Additional copies of this Offer to Purchase, the Letter of Transmittal, or other related tender offer materials may be obtained from the Information Agent or from your broker, dealer, commercial bank or trust company for assistance concerning the Offer.

                     THE INFORMATION AGENT FOR THE OFFER IS:

                                [Logo} Innisfree
                                M&A Incorporated

                       501 Madison Avenue, 20th Floor
                            New York, New York 10022
                 Banks and Brokers call collect: (212) 750-5833
                    All others call toll free: (888) 750-5834